# ING Life Insurance and Annuity Company
## Variable Annuity Account B

## Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation

**Supplement dated February 14, 2005 to the**
**Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2004,**
**as supplemented on August 4, 2004, August 18, 2004, October 29, 2004**
**and November 3, 2004**

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Contract Prospectus Summary. You should read this Supplement along with the current Contract Prospectus and Contract Prospectus Summary.

1.  Effective February 14, 2005, the following new investment options may be available under your contract.

    ING American Century Select Portfolio (Initial Class)*
    ING Oppenheimer Global Portfolio (Initial Class)*
    ING Oppenheimer Strategic Income Portfolio (Initial Class)
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)*
    ING Van Kampen Equity and Income Portfolio (Initial Class)*

    * If Initial Class shares of this Portfolio are added as an investment option under your contract or plan, Service Class shares of the same Portfolio will no longer be available as of the date the Initial Class shares are added.

2.  The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of the funds in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

3.  The following adds information about the new funds to the Fund Expense Table beginning on page 7 of the Contract Prospectus.

    In addition, effective January 1, 2005, the information for ING VP Natural Resources Trust appearing in the Fund Expense Table is deleted and replaced with the following information for ING VP Natural Resources Trust to reflect changes in fund fees and expenses effective January 1, 2005.

| Fund Name | Management (Advisory) Fees | 12b-1 Fee | Other Expenses | Total Annual Fund Operating Expenses | Fees and Expenses Waived or Reimbursed | Net Annual Fund Operating Expenses |
|---|---|---|---|---|---|---|
| ING American Century Select Portfolio (Initial Class) [26][27] | 0.64% | -- | 0.02% | 0.66% | -- | 0.66% |
| ING Oppenheimer Global Portfolio (Initial Class) [27] | 0.60% | -- | 0.06% | 0.66% | -- | 0.66% |
| ING Oppenheimer Strategic Income Portfolio (Initial Class) [28] | 0.50% | -- | 0.04% | 0.54% | -- | 0.54% |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) [26][27] | 0.64% | -- | 0.02% | 0.66% | -- | 0.66% |
| ING Van Kampen Equity and Income Portfolio (Initial Class) [26][27] | 0.55% | -- | 0.02% | 0.57% | -- | 0.57% |
| ING VP Natural Resources Trust [29] | 1.00% | -- | 0.61% | 1.61% | 0.43% | 1.18% |

4.  The Footnotes to "Fund Expense Table" beginning on page 10 of the Contract Prospectus are amended by deleting footnotes (30) and (31) and by adding the following footnotes:

    (26)  Effective December 1, 2004, Management (Advisory) Fees have been restated to reflect a decrease as follows: from 0.80% to 0.64% for ING American Century Select Portfolio; from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio; and from 0.85% to 0.55% for ING Van Kampen Equity and Income Portfolio.

    (27)  Effective December 1, 2004, the administrative fees included in Other Expenses have been restated to reflect a decrease as follows: from 0.20% to 0.02% for ING American Century Select Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING Van Kampen Equity and Income Portfolio; and from 0.60% to 0.06% for ING Oppenheimer Global Portfolio.

    (28)  The fees and expenses shown are based on estimated expenses for the current fiscal year.

    (29)  ING Investments, LLC has entered into a written expense limitation agreement with the Fund under which it will limit expenses of the Fund, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of the Fund's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC, adjusted for contractual changes, if any, is shown under the heading "Fees and Expenses Waived or Reimbursed." The expense limit is 2.50%. The expense limit will continue through at least May 1, 2006. In addition, effective January 1, 2005, pursuant to a side agreement, ING Investments, LLC has lowered the expense limit for ING VP Natural Resources Trust to 1.18% through at least December 31, 2005. There is no guarantee that this side agreement will continue after that date. For further information regarding the Fund's fees and expenses see the Fund's prospectus.

5.  The following replaces the paragraph labeled "Limits Imposed by the Underlying Fund" in the Investment Options section in the Contract Prospectus.

    **Limits Imposed by Underlying Funds.** Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

6.  The following replaces the paragraphs under "Limits on Frequent or Disruptive Transfers" and "Limits Imposed by the Funds" in the Transfers section in the Contract Prospectus and in section "4. Investment Options" of the Contract Prospectus Summary.

    **Limits Imposed by Underlying Funds.** Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

    **Limits on Frequent or Disruptive Transfers.** The contract is not designed to serve as a vehicle for frequent trading. Frequent trading can disrupt management of a fund and raise its expenses through: 1) increased trading and transaction costs; 2) forced and unplanned portfolio turnover; 3) lost opportunity costs; and 4) large asset swings that decrease the fund's ability to provide maximum investment return to all contract holders and participants. This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies and make frequent transfers should not purchase the contract.

We monitor transfer activity. With regard to frequent transfers, in the event that an individual's or organization's transfer activity:

1. exceeds our then-current monitoring standard for frequent trading;

2. is identified as problematic by an underlying fund even if the activity does not exceed our monitoring standard for frequent trading; or

3. if we determine in our sole discretion that such transfer activity may not be in the best interests of other contract holders or participants,

we will take the following actions to deter such activity. Upon the first violation, we will send a one time warning letter. A second violation will result in the suspension of trading privileges via facsimile, telephone, email and internet, and limit trading privileges to submission by regular U.S. mail for a period of six months. At the end of that period, trading privileges will be reinstated. If there is another violation after such rights are reinstated, we will suspend such privileges permanently. We will notify you in writing if we take any of these actions.

With regard to transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners or participants, we will also take the following actions, without prior notice: (1) not accepting transfer instructions from an agent acting on behalf of more than one contract holder or participant; and (2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder or participant at a time.

Our current definition of frequent trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract holders, participants and fund investors and/or state or federal regulatory requirements. If we modify such standard, it will be applied uniformly to all contract holders and participants or, as applicable, to all contract holders and participants investing in the underlying fund.

In addition, if, due to the excessive dollar amounts of trades, even though not within our then current definition of frequent trading, an individual's or organization's transfer activity is determined, in our sole discretion, to be disruptive, we will take the same actions as are described above to limit frequent transfers.

The Company does not allow waivers to the above policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

**7.** The information for ING American Century Select Portfolio, ING Oppenheimer Global Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING Van Kampen Equity and Income Portfolio appearing in Appendix IV – Fund Descriptions in the Contract Prospectus is amended by changing the share class to "(Initial Class)" in the Fund Name column for each Portfolio. In addition, the following information is added to Appendix IV – Fund Descriptions in the Contract Prospectus.

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/Summary of Principal Investment Strategies |
|---|---|---|
| **ING Partners, Inc. -- ING Oppenheimer Strategic Income Portfolio (Initial Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: OppenheimerFunds, Inc. | Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies; U.S. Government securities; and lower-grade high-yield securities of U.S. and foreign companies. |

**8.** Appendix V – Condensed Financial Information in the Contract Prospectus is amended by updating the tables to add (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the period ended September 30, 2004. For those subaccounts that commenced operations during the period ended September 30, 2004 the "Value at beginning of period" shown is the value at first date of investment. For those subaccounts that ended operations during the period ended September 30, 2004 the "Value at end of period" shown is the value at the last date of investment. The update to Appendix V – Condensed Financial Information is attached at the end of this supplement as Exhibit I.

**9.** The following information is added to the Fund Expense Table on page 9 of the Contract Prospectus Summary.

| | Column 1<br><br>**Maximum Subaccount Annual Expenses** | Column 2<br><br>**Total Fund Annual Operating Expenses** | Column 3<br>**Total Annual Expenses (Subaccount Plus Fund Expenses)** |
|---|---|---|---|
| ING American Century Select Portfolio (Initial Class) | 1.50% | 0.66% | 2.16% |
| ING Oppenheimer Global Portfolio (Initial Class) | 1.50% | 0.66% | 2.16% |
| ING Oppenheimer Strategic Income Portfolio (Initial Class) | 1.50% | 0.54% | 2.04% |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) | 1.50% | 0.66% | 2.16% |
| ING Van Kampen Equity and Income Portfolio (Initial Class) | 1.50% | 0.57% | 2.07% |

**10.** The information for ING VP Natural Resources Trust appearing in the Fund Expense Table on page 9 of the Contract Prospectus Summary is deleted and replaced with the following to reflect changes in fund fees and expenses effective January 1, 2005.

| | Column 1 | Column 2 | Column 3 |
|---|---|---|---|
| | **Maximum Total Subaccount Annual Expenses** | **Total Fund Annual Operating Expenses** | **Total Annual Expenses (Subaccount Plus Fund Expenses)** |
| ING VP Natural Resources Trust [(6)(8)] | 1.50% | 1.61% | 3.11% |

**11.** The following footnote is added to the Fund Expense Table on page 9 of the Contract Prospectus Summary.

(8)     Total Fund Annual Operating Expenses shown do not reflect contractual fee waivers or expense reimbursement arrangements. Had these fee waivers and/or expense reimbursements been taken into account, the annual expenses of the fund would have been 1.18%.

# Exhibit I
# CONDENSED FINANCIAL INFORMATION

## TABLE I
### FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF:
#### (Selected data for accumulation units outstanding as of September 30, 2004)

| | 0.75% | 0.80% | 0.95% | 1.25% |
|---|---|---|---|---|
| **AIM V.I. CAPITAL APPRECIATION FUND** | | | | |
| Value at beginning of period | $8.97 | $8.95 | | $8.76 |
| Value at end of period | $8.64 | $8.62 | | $8.41 |
| Number of accumulation units outstanding at end of period | 44,404 | 998 | | 4,717 |
| **AIM V.I. CORE EQUITY FUND** | | | | |
| Value at beginning of period | $7.90 | $7.88 | $11.86 | $7.72 |
| Value at end of period | $7.97 | $7.94 | $11.94 | $7.75 |
| Number of accumulation units outstanding at end of period | 94,569 | 1,268 | 721 | 46,777 |
| **AIM V.I. GROWTH FUND** | | | | |
| Value at beginning of period | $5.60 | $5.58 | $12.59 | $5.47 |
| Value at end of period | $5.45 | $5.43 | $11.68 | $5.30 |
| Number of accumulation units outstanding at end of period | 69,344 | 1,479 | 974 | 9,044 |
| **AIM V.I. PREMIER EQUITY FUND** | | | | |
| Value at beginning of period | $7.29 | $7.28 | | $7.12 |
| Value at end of period | $7.07 | $7.05 | | $6.88 |
| Number of accumulation units outstanding at end of period | 70,986 | 1,439 | | 6,586 |
| **CALVERT SOCIAL BALANCED PORTFOLIO** | | | | |
| Value at beginning of period | $21.15 | | $11.56 | $20.34 |
| Value at end of period | $21.51 | | $11.74 | $20.61 |
| Number of accumulation units outstanding at end of period | 13,135 | | 391 | 7,732 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | |
| Value at beginning of period | $22.86 | $12.74 | $12.24 | $21.98 |
| Value at end of period | $24.04 | $13.40 | $12.85 | $23.03 |
| Number of accumulation units outstanding at end of period | 885,150 | 55,192 | 33,411 | 535,706 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | |
| Value at beginning of period | $20.16 | $11.51 | $12.13 | $19.39 |
| Value at end of period | $20.47 | $11.68 | $12.29 | $19.60 |
| Number of accumulation units outstanding at end of period | 904,690 | 13,178 | 12,434 | 532,072 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | |
| Value at beginning of period | $17.51 | $10.56 | $12.19 | $16.83 |
| Value at end of period | $16.59 | $10.01 | $11.54 | $15.89 |
| Number of accumulation units outstanding at end of period | 682,059 | 19,872 | 6,338 | 409,688 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | |
| Value at beginning of period | $14.00 | $9.75 | $12.04 | $13.46 |
| Value at end of period | $13.84 | $9.63 | $11.89 | $13.26 |
| Number of accumulation units outstanding at end of period | 327,785 | 161 | 4,201 | 116,084 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | |
| Value at beginning of period | $12.18 | $12.17 | $12.02 | $12.04 |
| Value at end of period | $13.39 | $13.37 | $13.19 | $13.18 |
| Number of accumulation units outstanding at end of period | 112,125 | 30 | 3,698 | 45,930 |
| **ING AELTUS ENHANCED INDEX PORTFOLIO** | | | | |
| Value at beginning of period | $10.20 | | | $10.45 |
| Value at end of period | $10.23 | | | $10.10 |
| Number of accumulation units outstanding at end of period | 6,245 | | | 972 |
| **ING AMERICAN CENTURY SELECT PORTFOLIO** | | | | |
| Value at beginning of period | $9.68 | $9.67 | | $9.60 |
| Value at end of period | $9.16 | $9.14 | | $9.05 |
| Number of accumulation units outstanding at end of period | 35,848 | 1,504 | | 6,480 |
| **ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO** | | | | |
| Value at beginning of period | $10.91 | | $12.48 | $10.81 |
| Value at end of period | $11.71 | | $13.38 | $11.57 |
| Number of accumulation units outstanding at end of period | 42,416 | | $12,662 | 15,003 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | |
| Value at beginning of period | $11.54 | $11.53 | $12.79 | $11.45 |
| Value at end of period | $12.61 | $12.59 | $13.95 | $12.46 |
| Number of accumulation units outstanding at end of period | 89,148 | 153 | 11,256 | 52,302 |

# Condensed Financial Information (continued)

| | 0.75% | 0.80% | 0.95% | 1.25% |
|---|---|---|---|---|
| **ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO** | | | | |
| Value at beginning of period | $9.90 | $9.90 | $11.70 | $9.82 |
| Value at end of period | $9.76 | $9.75 | $11.51 | $9.64 |
| Number of accumulation units outstanding at end of period | 24,226 | 872 | 652 | 3,144 |
| **ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO** | | | | |
| Value at beginning of period | $20.30 | | $11.27 | $19.52 |
| Value at end of period | $21.08 | | $11.68 | $20.19 |
| Number of accumulation units outstanding at end of period | 225,080 | | 610 | 206,515 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | |
| Value at beginning of period | $11.87 | | $13.32 | $11.78 |
| Value at end of period | $12.94 | | $14.50 | $12.79 |
| Number of accumulation units outstanding at end of period | 88,678 | | 15,713 | 28,312 |
| **ING JULIUS BAER FOREIGN PORTFOLIO** | | | | |
| Value at beginning of period | $10.09 | | | |
| Value at end of period | 1,179 | | | |
| Number of accumulation units outstanding at end of period | | | | |
| **ING MFS CAPITAL OPPORTUNITIES PORTFOLIO** | | | | |
| Value at beginning of period | $24.64 | | $11.86 | $23.69 |
| Value at end of period | $24.75 | | $11.89 | $23.71 |
| Number of accumulation units outstanding at end of period | 134,724 | | 287 | 184,183 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | |
| Value at beginning of period | $11.33 | | $11.43 | $11.29 |
| Value at end of period | 11.71 | | $11.67 | $11.63 |
| Number of accumulation units outstanding at end of period | 59,337 | | 7,042 | 27,944 |
| **ING OPCAP BALANCED VALUE PORTFOLIO** | | | | |
| Value at beginning of period | $10.83 | | $12.69 | $10.73 |
| Value at end of period | $11.25 | | $13.17 | $11.11 |
| Number of accumulation units outstanding at end of period | 88,363 | | 4,124 | 75,767 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | |
| Value at beginning of period | $10.92 | | | $10.83 |
| Value at end of period | $10.94 | | | $10.81 |
| Number of accumulation units outstanding at end of period | 59 | | | 491 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | |
| Value at beginning of period | $11.10 | | $10.82 | $11.01 |
| Value at end of period | $11.38 | | $11.08 | $11.25 |
| Number of accumulation units outstanding at end of period | 199,111 | | 12,563 | 52,052 |
| **ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO** | | | | |
| Value at beginning of period | $13.68 | $7.48 | $12.55 | $13.15 |
| Value at end of period | $13.76 | $7.52 | $12.60 | $13.18 |
| Number of accumulation units outstanding at end of period | 291,349 | 4,500 | 5,957 | 344,502 |
| **ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO** | | | | |
| Value at beginning of period | $10.73 | | $12.80 | $10.64 |
| Value at end of period | $10.65 | | $12.68 | $10.52 |
| Number of accumulation units outstanding at end of period | 98,005 | | 1,688 | 35,948 |
| **ING SALOMON BROTHERS INVESTORS VALUE PORTFOLIO** | | | | |
| Value at beginning of period | $10.23 | | $12.14 | $10.14 |
| Value at end of period | $10.30 | | $12.21 | $10.18 |
| Number of accumulation units outstanding at end of period | 14,972 | | 533 | 19,985 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | |
| Value at beginning of period | $10.53 | $11.07 | $13.05 | $10.44 |
| Value at end of period | $10.13 | $10.12 | $12.54 | $10.01 |
| Number of accumulation units outstanding at end of period | 57,514 | 219 | 3,702 | 15,065 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | |
| Value at beginning of period | $12.22 | | | $12.17 |
| Value at end of period | $12.78 | | | $12.69 |
| Number of accumulation units outstanding at end of period | 84,011 | | | 40,940 |

| | 0.75% | 0.80% | 0.95% | 1.25% |
|---|---|---|---|---|
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | |
| Value at beginning of period | $19.55 | $11.57 | $12.68 | $18.80 |
| Value at end of period | $19.27 | $11.39 | $12.48 | $18.45 |
| Number of accumulation units outstanding at end of period | 425,320 | 4,607 | 4,245 | 215,031 |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | |
| Value at beginning of period | $13.31 | | | $12.79 |
| Value at end of period | $13.71 | | | $13.14 |
| Number of accumulation units outstanding at end of period | 180,547 | | | 271,263 |
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | | | |
| Value at beginning of period | $10.73 | $10.72 | $12.38 | $10.64 |
| Value at end of period | $11.41 | $11.40 | $13.15 | $11.27 |
| Number of accumulation units outstanding at end of period | 101,711 | 2,033 | 9,510 | 43,813 |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO** | | | | |
| Value at beginning of period | $10.14 | | | $10.05 |
| Value at end of period | $10.34 | | | $10.22 |
| Number of accumulation units outstanding at end of period | 8,158 | | | 2,149 |
| **ING VP BALANCED PORTFOLIO, INC.** | | | | |
| Value at beginning of period | $24.72 | $11.71 | $11.54 | $23.77 |
| Value at end of period | $25.25 | $11.95 | $11.77 | $24.19 |
| Number of accumulation units outstanding at end of period | 935,134 | 9,833 | 12 | 1,348,677 |
| **ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO** | | | | |
| Value at beginning of period | $3.76 | $3.76 | $12.23 | $3.70 |
| Value at end of period | $3.23 | $3.22 | $10.48 | $3.16 |
| Number of accumulation units outstanding at end of period | 520,753 | 3,650 | 223 | 270,362 |
| **ING VP GROWTH AND INCOME PORTFOLIO** | | | | |
| Value at beginning of period | $19.63 | $7.91 | $11.38 | $18.87 |
| Value at end of period | $19.25 | $7.75 | $11.15 | $18.44 |
| Number of accumulation units outstanding at end of period | 5,814,313 | 44,574 | 50,480 | 3,409,704 |
| **ING VP GROWTH PORTFOLIO** | | | | |
| Value at beginning of period | $13.97 | $8.70 | $11.88 | $13.51 |
| Value at end of period | $13.41 | $8.35 | $11.39 | $12.92 |
| Number of accumulation units outstanding at end of period | 378,907 | 1,084 | 228 | 49,726 |
| **ING VP INDEX PLUS LARGECAP PORTFOLIO** | | | | |
| Value at beginning of period | $17.61 | $10.26 | $11.86 | $16.98 |
| Value at end of period | $17.73 | $10.33 | $11.92 | $17.03 |
| Number of accumulation units outstanding at end of period | 1,154,675 | 17,448 | 2,996 | 324,662 |
| **ING VP INDEX PLUS MIDCAP PORTFOLIO** | | | | |
| Value at beginning of period | $16.79 | $17.49 | $12.63 | $16.32 |
| Value at end of period | $17.42 | $18.13 | $13.09 | $16.87 |
| Number of accumulation units outstanding at end of period | 725,587 | 31,060 | 7,708 | 135,083 |
| **ING VP INDEX PLUS SMALLCAP PORTFOLIO** | | | | |
| Value at beginning of period | $12.54 | $13.49 | $12.66 | $12.19 |
| Value at end of period | $13.46 | $14.48 | $13.57 | $13.04 |
| Number of accumulation units outstanding at end of period | 450,533 | 8,969 | 1,401 | 92,843 |
| **ING VP INTERMEDIATE BOND PORTFOLIO** | | | | |
| Value at beginning of period | $19.00 | $13.60 | $10.94 | $18.27 |
| Value at end of period | $19.58 | $14.00 | $11.26 | $18.76 |
| Number of accumulation units outstanding at end of period | 1,090,456 | 393 | 6,321 | 1,063,173 |
| **ING VP INTERNATIONAL EQUITY PORTFOLIO** | | | | |
| Value at beginning of period | $8.39 | | | $8.15 |
| Value at end of period | $8.56 | | | $8.29 |
| Number of accumulation units outstanding at end of period | 45,253 | | | 5,249 |
| **ING VP INTERNATIONAL VALUE PORTFOLIO** | | | | |
| Value at beginning of period | $10.36 | $10.35 | $11.37 | $10.23 |
| Value at end of period | $10.70 | $10.68 | $11.72 | $10.53 |
| Number of accumulation units outstanding at end of period | 138,985 | 2,703 | 4,244 | 55,051 |
| **ING VP MAGNACAP PORTFOLIO** | | | | |
| Value at beginning of period | $8.91 | | | $8.83 |
| Value at end of period | $8.98 | | | $8.88 |
| Number of accumulation units outstanding at end of period | 10,259 | | | 2,477 |

| | 0.75% | 0.80% | 0.95% | 1.25% |
|---|---|---|---|---|
| **ING VP MIDCAP OPPORTUNITIES PORTFOLIO** | | | | |
| Value at beginning of period | $9.45 | $9.44 | $13.08 | $9.33 |
| Value at end of period | $9.21 | $9.20 | $12.20 | $9.07 |
| Number of accumulation units outstanding at end of period | 47,213 | 3,580 | 1,280 | 6,283 |
| **ING VP MONEY MARKET PORTFOLIO** | | | | |
| Value at beginning of period | $14.46 | $11.71 | $10.02 | $13.91 |
| Value at end of period | $14.47 | $11.72 | $10.01 | $13.86 |
| Number of accumulation units outstanding at end of period | 1,217,151 | 5,667 | 2,018 | 588,297 |
| **ING VP NATURAL RESOURCES TRUST** | | | | |
| Value at beginning of period | $15.64 | | | $15.03 |
| Value at end of period | $16.94 | | | $16.23 |
| Number of accumulation units outstanding at end of period | 16,614 | | | 34,940 |
| **ING VP REAL ESTATE PORTFOLIO** | | | | |
| Value at beginning of period | $11.87 | $10.29 | | $12.02 |
| Value at end of period | $11.83 | $11.83 | | $11.81 |
| Number of accumulation units outstanding at end of period | 12,281 | 8,681 | | 12,583 |
| **ING VP SMALL COMPANY PORTFOLIO** | | | | |
| Value at beginning of period | $20.30 | $14.01 | $12.44 | $19.63 |
| Value at end of period | $20.35 | $14.04 | $12.45 | $19.60 |
| Number of accumulation units outstanding at end of period | 339,666 | 30,147 | 1,283 | 55,052 |
| **ING VP SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | |
| Value at beginning of period | $6.90 | | $11.71 | $6.82 |
| Value at end of period | $6.52 | | $11.04 | $6.42 |
| Number of accumulation units outstanding at end of period | 14,981 | | 234 | 8,734 |
| **ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO** | | | | |
| Value at beginning of period | $16.41 | | | $15.78 |
| Value at end of period | $16.74 | | | $16.04 |
| Number of accumulation units outstanding at end of period | 111,864 | | | 66,701 |
| **ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | |
| Value at beginning of period | $16.69 | | | $16.05 |
| Value at end of period | $16.97 | | | $16.25 |
| Number of accumulation units outstanding at end of period | 166,318 | | | 72,454 |
| **ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO** | | | | |
| Value at beginning of period | $16.37 | | | $15.74 |
| Value at end of period | $16.74 | | | $16.04 |
| Number of accumulation units outstanding at end of period | 40,362 | | | 49,629 |
| **ING VP VALUE OPPORTUNITY PORTFOLIO** | | | | |
| Value at beginning of period | $17.11 | $11.57 | $11.21 | $16.54 |
| Value at end of period | $17.42 | $11.78 | $11.39 | $16.78 |
| Number of accumulation units outstanding at end of period | 197,259 | 16,714 | 855 | 44,020 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | |
| Value at beginning of period | $24.47 | $13.94 | $11.18 | $23.53 |
| Value at end of period | $24.84 | $14.14 | $11.33 | $23.79 |
| Number of accumulation units outstanding at end of period | 410,780 | 7,386 | 14,643 | 339,542 |
| **JANUS ASPEN FLEXIBLE INCOME PORTFOLIO** | | | | |
| Value at beginning of period | $20.72 | $13.56 | $11.13 | $19.92 |
| Value at end of period | $21.22 | $13.88 | $11.38 | $20.32 |
| Number of accumulation units outstanding at end of period | 135,956 | 95 | 1,429 | 82,781 |
| **JANUS ASPEN GROWTH PORTFOLIO** | | | | |
| Value at beginning of period | $18.09 | $9.84 | $12.04 | $17.39 |
| Value at end of period | $17.08 | $9.29 | $11.36 | $16.36 |
| Number of accumulation units outstanding at end of period | 328,828 | 6,507 | 4,003 | 264,317 |
| **JANUS ASPEN MID CAP GROWTH PORTFOLIO** | | | | |
| Value at beginning of period | $18.09 | $10.16 | $12.78 | $17.39 |
| Value at end of period | $18.85 | $10.58 | $13.30 | $18.06 |
| Number of accumulation units outstanding at end of period | 561,507 | 3,967 | 5,771 | 466,128 |
| **JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO** | | | | |
| Value at beginning of period | $20.70 | $9.72 | $11.12 | $19.90 |
| Value at end of period | $19.50 | $9.16 | $10.46 | $18.68 |
| Number of accumulation units outstanding at end of period | 683,882 | 20,710 | 9,222 | 368,801 |

| | 0.75% | 0.80% | 0.95% | 1.25% |
|---|---|---|---|---|
| **LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO** | | | | |
| Value at beginning of period | $10.29 | $10.27 | $12.27 | $10.16 |
| Value at end of period | $10.39 | $10.37 | $12.37 | $10.22 |
| Number of accumulation units outstanding at end of period | 379,517 | 367 | 7,014 | 133,371 |
| **LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO** | | | | |
| Value at beginning of period | $10.38 | $10.37 | $12.20 | $10.25 |
| Value at end of period | $11.33 | $11.31 | $13.29 | $11.15 |
| Number of accumulation units outstanding at end of period | 184,714 | 693 | 2,606 | 45,468 |
| **OPPENHEIMER GLOBAL SECURITIES FUND/VA** | | | | |
| Value at beginning of period | $15.80 | $15.85 | $12.73 | $15.35 |
| Value at end of period | $16.10 | $16.14 | $12.95 | $15.59 |
| Number of accumulation units outstanding at end of period | 728,654 | 17,689 | 19,653 | 159,709 |
| **OPPENHEIMER STRATEGIC BOND FUND/VA** | | | | |
| Value at beginning of period | $13.42 | | $12.23 | $13.05 |
| Value at end of period | $13.84 | | $12.59 | $13.40 |
| Number of accumulation units outstanding at end of period | 164,506 | | 14,506 | 79,624 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | |
| Value at beginning of period | $10.25 | | | |
| Value at end of period | $10.56 | | | |
| Number of accumulation units outstanding at end of period | 10,710 | | | |
| **PIONEER EQUITY INCOME VCT PORTFOLIO** | | | | |
| Value at beginning of period | $9.79 | $9.78 | $11.55 | $9.67 |
| Value at end of period | $10.43 | $10.41 | $12.28 | $10.26 |
| Number of accumulation units outstanding at end of period | 30,355 | 3,659 | 5,044 | 30,155 |
| **PIONEER FUND VCT PORTFOLIO** | | | | |
| Value at beginning of period | $9.32 | | | $9.21 |
| Value at end of period | $9.44 | | | $9.29 |
| Number of accumulation units outstanding at end of period | 1,051 | | | 51 |
| **PIONEER MID CAP VALUE VCT PORTFOLIO** | | | | |
| Value at beginning of period | $12.00 | $12.54 | $13.17 | $11.86 |
| Value at end of period | $13.12 | $13.10 | $14.37 | $12.91 |
| Number of accumulation units outstanding at end of period | 122,653 | 7,200 | 996 | 26,888 |
| **WANGER U.S. SMALLER COMPANIES** | | | | |
| Value at beginning of period | $9.99 | | | |
| Value at end of period | $10.16 | | | |
| Number of accumulation units outstanding at end of period | 7,340 | | | |

# CONDENSED FINANCIAL INFORMATION
**(Selected data for accumulation units outstanding as of September 30, 2004)**

## TABLE II

| | FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50% INCLUDING A 0.25% ADMINISTRATIVE EXPENSE CHARGE BEGINNING APRIL 7, 1997 | FOR CONTRACTS CONTAINING LIMITS ON FEES |
|---|---|---|
| **AIM V.I. CORE EQUITY FUND** | | |
| Value at beginning of period | $7.63 | |
| Value at end of period | $7.65 | |
| Number of accumulation units outstanding at end of period | 854 | |
| **AIM V.I. GROWTH FUND** | | |
| Value at beginning of period | $5.40 | |
| Value at end of period | $5.23 | |
| Number of accumulation units outstanding at end of period | 4,167 | |

**FIDELITY® VIP CONTRAFUND® PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $21.61 | $21.98 |
| Value at end of period | $22.60 | $23.03 |
| Number of accumulation units outstanding at end of period | 30,205 | 15,508 |

**FIDELITY® VIP EQUITY-INCOME PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $19.06 | $19.39 |
| Value at end of period | $19.24 | $19.60 |
| Number of accumulation units outstanding at end of period | 16,624 | 33,181 |

**FIDELITY® VIP GROWTH PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $16.55 | $16.83 |
| Value at end of period | $15.60 | $15.89 |
| Number of accumulation units outstanding at end of period | 11,328 | 13,512 |

**FIDELITY® VIP OVERSEAS PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $13.24 | $13.46 |
| Value at end of period | $13.02 | $13.26 |
| Number of accumulation units outstanding at end of period | 1,851 | 2,467 |

**FRANKLIN SMALL CAP VALUE SECURITIES FUND**

| | |
|---|---|
| Value at beginning of period | $12.64 |
| Value at end of period | $13.08 |
| Number of accumulation units outstanding at end of period | 1,867 |

**ING BARON SMALL CAP GROWTH PORTFOLIO**

| | |
|---|---|
| Value at beginning of period | $11.40 |
| Value at end of period | $12.38 |
| Number of accumulation units outstanding at end of period | 1,787 |

**ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $19.20 | $19.52 |
| Value at end of period | $19.82 | $20.19 |
| Number of accumulation units outstanding at end of period | 4,993 | 2,166 |

**ING JPMORGAN MID CAP VALUE PORTFOLIO**

| | |
|---|---|
| Value at beginning of period | $11.73 |
| Value at end of period | $12.71 |
| Number of accumulation units outstanding at end of period | 1,365 |

**ING MFS CAPITAL OPPORTUNITIES PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $23.30 | $23.69 |
| Value at end of period | $23.27 | $23.71 |
| Number of accumulation units outstanding at end of period | 6,276 | 5,194 |

**ING MFS TOTAL RETURN PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $11.68 | $11.29 |
| Value at end of period | $12.07 | $11.63 |
| Number of accumulation units outstanding at end of period | 1,247 | 1,247 |

**ING OPCAP BALANCED VALUE PORTFOLIO**

| | |
|---|---|
| Value at beginning of period | $10.24 |
| Value at end of period | $10.58 |
| Number of accumulation units outstanding at end of period | 6,803 |

**ING PIMCO TOTAL RETURN PORTFOLIO**

| | |
|---|---|
| Value at beginning of period | $10.97 |
| Value at end of period | $11.18 |
| Number of accumulation units outstanding at end of period | 24,114 |

**ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $12.93 | $13.15 |
| Value at end of period | $12.94 | $13.18 |
| Number of accumulation units outstanding at end of period | 12,811 | 16,285 |

**ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO**

| | |
|---|---|
| Value at beginning of period | $10.34 |
| Value at end of period | $10.20 |
| Number of accumulation units outstanding at end of period | 2,491 |

**ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO**

| | |
|---|---|
| Value at beginning of period | $10.20 |
| Value at end of period | $9.75 |
| Number of accumulation units outstanding at end of period | 1,575 |

**ING T. ROWE PRICE EQUITY INCOME PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $13.41 | |
| Value at end of period | $13.45 | |
| Number of accumulation units outstanding at end of period | 779 | |

**ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $18.48 | $18.80 |
| Value at end of period | $18.11 | $18.45 |
| Number of accumulation units outstanding at end of period | 11,160 | 11,287 |

**ING UBS U.S. LARGE CAP EQUITY PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $12.58 | $12.79 |
| Value at end of period | $12.89 | $13.14 |
| Number of accumulation units outstanding at end of period | 9,562 | 139,934 |

**ING VAN KAMPEN COMSTOCK PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $11.03 | |
| Value at end of period | $11.20 | |
| Number of accumulation units outstanding at end of period | 514 | |

**ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $9.51 | |
| Value at end of period | $9.65 | |
| Number of accumulation units outstanding at end of period | 145 | |

**ING VP BALANCED PORTFOLIO, INC.**

| | | |
|---|---|---|
| Value at beginning of period | $23.37 | $24.16 |
| Value at end of period | $23.74 | $24.63 |
| Number of accumulation units outstanding at end of period | 9,999 | 219,266 |

**ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $3.66 | $3.73 |
| Value at end of period | $3.13 | $3.20 |
| Number of accumulation units outstanding at end of period | 27,748 | 14,399 |

**ING VP GROWTH AND INCOME PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $18.56 | $19.19 |
| Value at end of period | $18.10 | $18.78 |
| Number of accumulation units outstanding at end of period | 51,394 | 1,454,480 |

**ING VP GROWTH PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $13.28 | |
| Value at end of period | $12.68 | |
| Number of accumulation units outstanding at end of period | 1,421 | |

**ING VP INDEX PLUS LARGECAP PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $16.70 | |
| Value at end of period | $16.72 | |
| Number of accumulation units outstanding at end of period | 20,536 | |

**ING VP INDEX PLUS MIDCAP PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $16.09 | |
| Value at end of period | $16.60 | |
| Number of accumulation units outstanding at end of period | 15,666 | |

**ING VP INDEX PLUS SMALLCAP PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $12.02 | |
| Value at end of period | $12.83 | |
| Number of accumulation units outstanding at end of period | 9,058 | |

**ING VP INTERMEDIATE BOND PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $17.96 | $18.45 |
| Value at end of period | $18.41 | $18.96 |
| Number of accumulation units outstanding at end of period | 8,894 | 236,873 |

**ING VP INTERNATIONAL VALUE PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $10.17 | |
| Value at end of period | $10.44 | |
| Number of accumulation units outstanding at end of period | 6,238 | |

**ING VP MONEY MARKET PORTFOLIO**

| | | |
|---|---|---|
| Value at beginning of period | $13.67 | $13.91 |
| Value at end of period | $13.61 | $13.86 |
| Number of accumulation units outstanding at end of period | 1,714 | 241,669 |

**ING VP NATURAL RESOURCES TRUST**

| | | |
|---|---|---|
| Value at beginning of period | $14.78 | $15.03 |
| Value at end of period | $15.93 | $16.23 |
| Number of accumulation units outstanding at end of period | 31 | 882 |

**ING VP SMALL COMPANY PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | $19.30 | |
| Value at end of period | $19.24 | |
| Number of accumulation units outstanding at end of period | 4,601 | |

**ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | | $16.14 |
| Value at end of period | | $16.45 |
| Number of accumulation units outstanding at end of period | | 4,239 |

**ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | $15.78 | $16.42 |
| Value at end of period | $15.95 | $16.67 |
| Number of accumulation units outstanding at end of period | 2,864 | 11,860 |

**ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | $15.93 | $16.10 |
| Value at end of period | $15.74 | $16.45 |
| Number of accumulation units outstanding at end of period | 880 | 23,806 |

**ING VP VALUE OPPORTUNITY PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | $16.27 | |
| Value at end of period | $16.47 | |
| Number of accumulation units outstanding at end of period | 1,492 | |

**JANUS ASPEN BALANCED PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | $23.14 | $23.53 |
| Value at end of period | $23.35 | $23.79 |
| Number of accumulation units outstanding at end of period | 3,104 | 11,457 |

**JANUS ASPEN FLEXIBLE INCOME PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | $19.59 | $19.92 |
| Value at end of period | $19.95 | $20.32 |
| Number of accumulation units outstanding at end of period | 1,966 | 6,564 |

**JANUS ASPEN GROWTH PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | $17.10 | $17.39 |
| Value at end of period | $16.06 | $16.36 |
| Number of accumulation units outstanding at end of period | 7,106 | 17,350 |

**JANUS ASPEN MID CAP GROWTH PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | $17.10 | $17.39 |
| Value at end of period | $17.72 | $18.06 |
| Number of accumulation units outstanding at end of period | 17,442 | 17,623 |

**JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | $19.57 | $19.90 |
| Value at end of period | $18.34 | $18.68 |
| Number of accumulation units outstanding at end of period | 17,258 | 18,705 |

**LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | $10.10 | |
| Value at end of period | $10.14 | |
| Number of accumulation units outstanding at end of period | 5,675 | |

**LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | $10.19 | |
| Value at end of period | $11.06 | |
| Number of accumulation units outstanding at end of period | 1,257 | |

**OPPENHEIMER GLOBAL SECURITIES FUND/VA**
| | | |
|---|---|---|
| Value at beginning of period | $15.14 | |
| Value at end of period | $15.34 | |
| Number of accumulation units outstanding at end of period | 18,119 | |

**OPPENHEIMER STRATEGIC BOND FUND/VA**
| | | |
|---|---|---|
| Value at beginning of period | $12.86 | |
| Value at end of period | $13.19 | |
| Number of accumulation units outstanding at end of period | 161 | |

**PIONEER EQUITY INCOME VCT PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | $9.61 | |
| Value at end of period | $10.18 | |
| Number of accumulation units outstanding at end of period | 1,624 | |

**PIONEER MID CAP VALUE VCT PORTFOLIO**
| | | |
|---|---|---|
| Value at beginning of period | $11.79 | |
| Value at end of period | $12.81 | |
| Number of accumulation units outstanding at end of period | 2,483 | |

# ING Life Insurance and Annuity Company
## Variable Annuity Account B

## Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation

**Supplement dated February 14, 2005 to the
Statement of Additional Information dated May 1, 2004,
as supplemented on August 4, 2004, August 18, 2004 and November 3, 2004**

The information in this Supplement updates and amends certain information contained in the Statement of Additional Information (SAI). You should read this Supplement along with the current SAI.

1.  Effective February 14, 2005, the following new investment options may be available under your contract.

    ING American Century Select Portfolio (Initial Class)*
    ING Oppenheimer Global Portfolio (Initial Class)*
    ING Oppenheimer Strategic Income Portfolio (Initial Class)
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)*
    ING Van Kampen Equity and Income Portfolio (Initial Class)*

    * If Initial Class shares of this Portfolio are added as an investment option under your contract or plan, Service Class shares of the same Portfolio will no longer be available as of the date the Initial Class shares are added.

2.  The following unaudited financial statement information for the period ended September 30, 2004 is added to the Financial Statements of the Separate Account and to the Financial Statements of ING Life Insurance and Annuity Company and Subsidiaries.

**FINANCIAL STATEMENTS (UNAUDITED)**
**ING Life Insurance and Annuity Company**
**Variable Annuity Account B**
*Nine months ended September 30, 2004*

This page intentionally left blank.

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Financial Statements**
**Nine months ended September 30, 2004**
**(Unaudited)**


# Contents

This page intentionally left blank.

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Assets and Liabilities
### Nine months ended September 30, 2004
### (Unaudited)

| | AIM V.I. Capital Appreciation | AIM V.I. Core Equity | AIM V.I. Government Securities | AIM V.I. Growth | AIM V.I. Premier Equity |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
|   at fair value | $ 14,790 | $ 31,071 | $ 14,217 | $ 16,273 | $ 35,622 |
| Total assets | 14,790 | 31,071 | 14,217 | 16,273 | 35,622 |
| Net assets | $ 14,790 | $ 31,071 | $ 14,217 | $ 16,273 | $ 35,622 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 13,916 | $ 26,550 | $ 14,217 | $ 15,185 | $ 33,532 |
| Contracts in payout (annuitization) | | | | | |
|   period | 874 | 4,521 | - | 1,088 | 2,090 |
| Total net assets | $ 14,790 | $ 31,071 | $ 14,217 | $ 16,273 | $ 35,622 |
| | | | | | |
| Total number of shares | 717,256 | 1,463,552 | 1,140,135 | 1,121,511 | 1,806,409 |
| | | | | | |
| Cost of shares | $ 14,699 | $ 29,408 | $ 14,147 | $ 16,807 | $ 38,803 |

*The accompanying notes are an integral part of these financial statements.*

1

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Statements of Assets and Liabilities**
**Nine months ended September 30, 2004**
**(Unaudited)**

| | Alger American Balanced | | Alger American Income & Growth | | Alger American Leveraged AllCap | | Alliance Bernstein VPSF Growth and Income | | Alliance Bernstein VPSF Premier Growth | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 1,886 | $ | 5,022 | $ | 4,874 | $ | 42,280 | $ | 6,939 |
| Total assets | | 1,886 | | 5,022 | | 4,874 | | 42,280 | | 6,939 |
| Net assets | $ | 1,886 | $ | 5,022 | $ | 4,874 | $ | 42,280 | $ | 6,939 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 1,886 | $ | 5,022 | $ | 4,874 | $ | 42,280 | $ | 6,939 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | - | | - | | - | | - | | - |
| Total net assets | $ | 1,886 | $ | 5,022 | $ | 4,874 | $ | 42,280 | $ | 6,939 |
| | | | | | | | | | | |
| Total number of shares | | 148,485 | | 548,873 | | 181,463 | | 1,920,942 | | 326,693 |
| | | | | | | | | | | |
| Cost of shares | $ | 1,883 | $ | 5,457 | $ | 5,375 | $ | 41,065 | $ | 7,012 |

*The accompanying notes are an integral part of these financial statements.*

2

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Assets and Liabilities
### Nine months ended September 30, 2004
### (Unaudited)

| | Alliance Bernstein VPSF Quasar | American Century® VP Balanced | American Century® VP International | Calvert Social Balanced | Federated American Leaders |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,098 | $ 1,228 | $ 1,192 | $ 2,113 | $ 42,329 |
| Total assets | 4,098 | 1,228 | 1,192 | 2,113 | 42,329 |
| Net assets | $ 4,098 | $ 1,228 | $ 1,192 | $ 2,113 | $ 42,329 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,098 | $ 1,228 | $ 1,192 | $ 2,113 | $ 42,271 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | 58 |
| Total net assets | $ 4,098 | $ 1,228 | $ 1,192 | $ 2,113 | $ 42,329 |
| | | | | | |
| Total number of shares | 400,955 | 179,513 | 184,883 | 1,175,107 | 2,230,212 |
| | | | | | |
| Cost of shares | $ 3,950 | $ 1,141 | $ 1,193 | $ 1,986 | $ 43,433 |

*The accompanying notes are an integral part of these financial statements.*

3

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Assets and Liabilities
### Nine months ended September 30, 2004
### (Unaudited)

| | Federated Capital Income | | Federated Equity Income | | Federated Fund for US Government Securities | | Federated High Income Bond | | Federated International Equity | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 5,239 | $ | 8,938 | $ | 6,963 | $ | 12,167 | $ | 5,561 |
| Total assets | | 5,239 | | 8,938 | | 6,963 | | 12,167 | | 5,561 |
| Net assets | $ | 5,239 | $ | 8,938 | $ | 6,963 | $ | 12,167 | $ | 5,561 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 5,226 | $ | 8,860 | $ | 6,961 | $ | 12,151 | $ | 5,529 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | 13 | | 78 | | 2 | | 16 | | 32 |
| Total net assets | $ | 5,239 | $ | 8,938 | $ | 6,963 | $ | 12,167 | $ | 5,561 |
| | | | | | | | | | | |
| Total number of shares | | 628,945 | | 729,030 | | 605,492 | | 1,540,139 | | 474,906 |
| | | | | | | | | | | |
| Cost of shares | $ | 6,524 | $ | 10,047 | $ | 6,916 | $ | 11,208 | $ | 9,684 |

*The accompanying notes are an integral part of these financial statements.*

4

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Statements of Assets and Liabilities**
**Nine months ended September 30, 2004**
**(Unaudited)**

| | Federated Mid Cap Growth Strategies | Federated Prime Money | Fidelity® VIP *Asset Manager*SM | Fidelity® VIP Contrafund® | Fidelity® VIP Equity-Income |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 10,022 | $ 3,781 | $ 11,270 | $ 212,105 | $ 199,377 |
| Total assets | 10,022 | 3,781 | 11,270 | 212,105 | 199,377 |
| Net assets | $ 10,022 | $ 3,781 | $ 11,270 | $ 212,105 | $ 199,377 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 10,022 | $ 3,781 | $ 11,270 | $ 212,105 | $ 199,377 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 10,022 | $ 3,781 | $ 11,270 | $ 212,105 | $ 199,377 |
| | | | | | |
| Total number of shares | 533,659 | 3,781,139 | 801,560 | 8,699,963 | 8,586,438 |
| | | | | | |
| Cost of shares | $ 14,677 | $ 3,781 | $ 10,923 | $ 180,963 | $ 182,745 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
# VARIABLE ANNUITY ACCOUNT B
## Statements of Assets and Liabilities
## Nine months ended September 30, 2004
## (Unaudited)

| | Fidelity® VIP Growth | | Fidelity® VIP High Income | | Fidelity® VIP Index 500 | | Fidelity® VIP Investment Grade Bond | | Fidelity® VIP Overseas | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 111,785 | $ | 48,799 | $ | 67,009 | $ | 2,087 | $ | 13,488 |
| Total assets | | 111,785 | | 48,799 | | 67,009 | | 2,087 | | 13,488 |
| Net assets | $ | 111,785 | $ | 48,799 | $ | 67,009 | $ | 2,087 | $ | 13,488 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 111,785 | $ | 46,071 | $ | 67,009 | $ | 2,087 | $ | 13,488 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | - | | 2,728 | | - | | - | | - |
| Total net assets | $ | 111,785 | $ | 48,799 | $ | 67,009 | $ | 2,087 | $ | 13,488 |
| | | | | | | | | | | |
| Total number of shares | | 3,788,032 | | 7,294,332 | | 530,972 | | 159,305 | | 879,818 |
| | | | | | | | | | | |
| Cost of shares | $ | 119,120 | $ | 45,464 | $ | 64,611 | $ | 2,021 | $ | 13,370 |

*The accompanying notes are an integral part of these financial statements.*

6

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Assets and Liabilities
### Nine months ended September 30, 2004
### (Unaudited)

| | Franklin Small Cap Value Securities | ING GET Fund - Series G | ING GET Fund - Series H | ING GET Fund - Series I | ING GET Fund - Series J |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,180 | $ 116,444 | $ 87,836 | $ 62,831 | $ 49,515 |
| Total assets | 2,180 | 116,444 | 87,836 | 62,831 | 49,515 |
| Net assets | $ 2,180 | $ 116,444 | $ 87,836 | $ 62,831 | $ 49,515 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,180 | $ 116,444 | $ 87,836 | $ 62,831 | $ 49,515 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 2,180 | $ 116,444 | $ 87,836 | $ 62,831 | $ 49,515 |
| | | | | | |
| Total number of shares | 155,959 | 12,374,529 | 9,140,026 | 6,490,815 | 5,168,565 |
| | | | | | |
| Cost of shares | $ 1,998 | $ 123,122 | $ 91,757 | $ 64,849 | $ 51,077 |

*The accompanying notes are an integral part of these financial statements.*

7

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Assets and Liabilities
### Nine months ended September 30, 2004
### (Unaudited)

|  | ING GET Fund - Series K | | ING GET Fund - Series L | | ING GET Fund - Series M | | ING GET Fund - Series N | | ING GET Fund - Series P | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 60,396 | $ | 53,972 | $ | 80,103 | $ | 65,636 | $ | 49,857 |
| Total assets | | 60,396 | | 53,972 | | 80,103 | | 65,636 | | 49,857 |
| Net assets | $ | 60,396 | $ | 53,972 | $ | 80,103 | $ | 65,636 | $ | 49,857 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 60,396 | $ | 53,972 | $ | 80,103 | $ | 65,636 | $ | 49,857 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | - | | - | | - | | - | | - |
| Total net assets | $ | 60,396 | $ | 53,972 | $ | 80,103 | $ | 65,636 | $ | 49,857 |
| | | | | | | | | | | |
| Total number of shares | | 6,125,328 | | 5,546,917 | | 8,198,865 | | 6,570,128 | | 4,990,673 |
| | | | | | | | | | | |
| Cost of shares | $ | 61,339 | $ | 54,667 | $ | 80,550 | $ | 66,941 | $ | 49,847 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Statements of Assets and Liabilities**
**Nine months ended September 30, 2004**
**(Unaudited)**

| | ING GET Fund - Series Q | | ING GET Fund - Series R | | ING GET Fund - Series S | | ING GET Fund - Series T | | ING GET Fund - Series U | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 39,564 | $ | 34,127 | $ | 37,614 | $ | 28,942 | $ | 27,318 |
| Total assets | | 39,564 | | 34,127 | | 37,614 | | 28,942 | | 27,318 |
| Net assets | $ | 39,564 | $ | 34,127 | $ | 37,614 | $ | 28,942 | $ | 27,318 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 39,564 | $ | 34,127 | $ | 37,614 | $ | 28,942 | $ | 27,318 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | - | | - | | - | | - | | - |
| Total net assets | $ | 39,564 | $ | 34,127 | $ | 37,614 | $ | 28,942 | $ | 27,318 |
| | | | | | | | | | | |
| Total number of shares | | 3,867,475 | | 3,268,849 | | 3,662,502 | | 2,815,329 | | 2,691,471 |
| | | | | | | | | | | |
| Cost of shares | $ | 38,672 | $ | 32,794 | $ | 36,760 | $ | 28,251 | $ | 26,972 |

*The accompanying notes are an integral part of these financial statements.*

9

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Assets and Liabilities
### Nine months ended September 30, 2004
### (Unaudited)

| | ING GET Fund - Series V | ING VP Balanced | ING VP Emerging Markets | ING VP Intermediate Bond | ING VP Money Market |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 57,886 | $ 178,890 | $ 714 | $ 141,936 | $ 196,622 |
| Total assets | 57,886 | 178,890 | 714 | 141,936 | 196,622 |
| Net assets | $ 57,886 | $ 178,890 | $ 714 | $ 141,936 | $ 196,622 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 57,886 | $ 135,164 | $ 714 | $ 129,342 | $ 191,140 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 43,726 | - | 12,594 | 5,482 |
| Total net assets | $ 57,886 | $ 178,890 | $ 714 | $ 141,936 | $ 196,622 |
| | | | | | |
| Total number of shares | 5,870,743 | 14,220,215 | 104,105 | 10,375,442 | 15,261,873 |
| | | | | | |
| Cost of shares | $ 58,772 | $ 174,405 | $ 598 | $ 139,220 | $ 196,672 |

*The accompanying notes are an integral part of these financial statements.*

10

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Assets and Liabilities
### Nine months ended September 30, 2004
### (Unaudited)

|  | ING VP Natural Resources | ING Julius Baer Foreign | ING MFS Total Return | ING T. Rowe Price Equity Income | ING Aeltus Enhanced Index |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,642 | $ 12 | $ 1,132 | $ 1,604 | $ 74 |
| Total assets | 1,642 | 12 | 1,132 | 1,604 | 74 |
| Net assets | $ 1,642 | $ 12 | $ 1,132 | $ 1,604 | $ 74 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,642 | $ 12 | $ 1,132 | $ 1,604 | $ 74 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 1,642 | $ 12 | $ 1,132 | $ 1,604 | $ 74 |
| | | | | | |
| Total number of shares | 96,190 | 1,126 | 63,251 | 125,777 | 9,236 |
| | | | | | |
| Cost of shares | $ 1,310 | $ 11 | $ 1,108 | $ 1,478 | $ 75 |

*The accompanying notes are an integral part of these financial statements.*

11

# ING LIFE INSURANCE AND ANNUITY COMPANY
# VARIABLE ANNUITY ACCOUNT B
## Statements of Assets and Liabilities
## Nine months ended September 30, 2004
## (Unaudited)

| | ING Alger Aggressive Growth | | ING Alger Growth | | ING American Century SmallCap Value | | ING Baron Small Cap Growth | | ING Goldman Sachs® Capital Growth | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 797 | $ | 401 | $ | 840 | $ | 1,957 | $ | 283 |
| Total assets | | 797 | | 401 | | 840 | | 1,957 | | 283 |
| Net assets | $ | 797 | $ | 401 | $ | 840 | $ | 1,957 | $ | 283 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 797 | $ | 401 | $ | 840 | $ | 1,957 | $ | 283 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | - | | - | | - | | - | | - |
| Total net assets | $ | 797 | $ | 401 | $ | 840 | $ | 1,957 | $ | 283 |
| | | | | | | | | | | |
| Total number of shares | | 111,996 | | 47,596 | | 72,890 | | 152,407 | | 27,560 |
| | | | | | | | | | | |
| Cost of shares | $ | 833 | $ | 399 | $ | 770 | $ | 1,807 | $ | 277 |

*The accompanying notes are an integral part of these financial statements.*

12

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Statements of Assets and Liabilities**
**Nine months ended September 30, 2004**
**(Unaudited)**

| | ING JPMorgan International | | ING JPMorgan MidCap Value | | ING MFS Capital Opportunities | | ING MFS Global Growth | | ING OpCap Balanced Value | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 41,359 | $ | 1,755 | $ | 35,339 | $ | 6 | $ | 1,962 |
| Total assets | | 41,359 | | 1,755 | | 35,339 | | 6 | | 1,962 |
| Net assets | $ | 41,359 | $ | 1,755 | $ | 35,339 | $ | 6 | $ | 1,962 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 39,596 | $ | 1,755 | $ | 32,784 | $ | 6 | $ | 1,962 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | 1,763 | | - | | 2,555 | | - | | - |
| Total net assets | $ | 41,359 | $ | 1,755 | $ | 35,339 | $ | 6 | $ | 1,962 |
| | | | | | | | | | | |
| Total number of shares | | 3,829,553 | | 134,881 | | 1,451,881 | | 540 | | 154,257 |
| | | | | | | | | | | |
| Cost of shares | $ | 38,782 | $ | 1,626 | $ | 31,764 | $ | 6 | $ | 1,878 |

*The accompanying notes are an integral part of these financial statements.*

13

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Statements of Assets and Liabilities**
**Nine months ended September 30, 2004**
**(Unaudited)**

| | ING PIMCO Total Return | ING Salomon Brothers Aggressive Growth | ING Salomon Brothers Fundamental Value | ING Salomon Brothers Investors Value | ING T. Rowe Price Growth Equity |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 3,260 | $ 53,003 | $ 1,469 | $ 364 | $ 69,123 |
| Total assets | 3,260 | 53,003 | 1,469 | 364 | 69,123 |
| Net assets | $ 3,260 | $ 53,003 | $ 1,469 | $ 364 | $ 69,123 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3,260 | $ 51,634 | $ 1,469 | $ 364 | $ 63,366 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 1,369 | - | - | 5,757 |
| Total net assets | $ 3,260 | $ 53,003 | $ 1,469 | $ 364 | $ 69,123 |
| | | | | | |
| Total number of shares | 301,039 | 1,438,727 | 88,745 | 27,926 | 1,540,519 |
| | | | | | |
| Cost of shares | $ 3,252 | $ 49,595 | $ 1,461 | $ 374 | $ 66,256 |

*The accompanying notes are an integral part of these financial statements.*

14

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Statements of Assets and Liabilities**
**Nine months ended September 30, 2004**
**(Unaudited)**

| | ING UBS U.S. Allocation | ING UBS U.S. Large Cap Equity | ING Van Kampen Comstock | ING VP Strategic Allocation Balanced | ING VP Strategic Allocation Growth |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 108 | $ 40,668 | $ 1,808 | $ 19,787 | $ 14,371 |
| Total assets | 108 | 40,668 | 1,808 | 19,787 | 14,371 |
| Net assets | $ 108 | $ 40,668 | $ 1,808 | $ 19,787 | $ 14,371 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 108 | $ 40,668 | $ 1,808 | $ 17,096 | $ 12,434 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | 2,691 | 1,937 |
| Total net assets | $ 108 | $ 40,668 | $ 1,808 | $ 19,787 | $ 14,371 |
| | | | | | |
| Total number of shares | 3,480 | 5,247,513 | 160,593 | 1,527,923 | 1,066,872 |
| | | | | | |
| Cost of shares | $ 105 | $ 41,683 | $ 1,671 | $ 19,182 | $ 13,646 |

*The accompanying notes are an integral part of these financial statements.*

15

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Assets and Liabilities
### Nine months ended September 30, 2004
### (Unaudited)

| | ING VP Strategic Allocation Income | ING VP Growth and Income | ING GET U.S. Core - Series 1 | ING GET U.S. Core - Series 2 | ING GET U.S. Core - Series 3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 18,077 | $ 403,438 | $ 23,378 | $ 21,919 | $ 56,651 |
| Total assets | 18,077 | 403,438 | 23,378 | 21,919 | 56,651 |
| Net assets | $ 18,077 | $ 403,438 | $ 23,378 | $ 21,919 | $ 56,651 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 14,601 | $ 312,009 | $ 23,378 | $ 21,919 | $ 56,651 |
| Contracts in payout (annuitization) | | | | | |
| period | 3,476 | 91,429 | - | - | - |
| Total net assets | $ 18,077 | $ 403,438 | $ 23,378 | $ 21,919 | $ 56,651 |
| | | | | | |
| Total number of shares | 1,455,505 | 22,576,276 | 2,258,789 | 2,151,014 | 5,733,951 |
| | | | | | |
| Cost of shares | $ 17,593 | $ 483,967 | $ 22,607 | $ 21,521 | $ 57,351 |

*The accompanying notes are an integral part of these financial statements.*

16

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Assets and Liabilities
### Nine months ended September 30, 2004
### (Unaudited)

| | ING GET U.S. Core - Series 4 | | ING GET U.S. Core - Series 5 | | ING GET U.S. Core - Series 6 | | ING VP Global Science and Technology | | ING VP Growth | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 8,299 | $ | 5,031 | $ | 99,774 | $ | 9,355 | $ | 26,926 |
| Total assets | | 8,299 | | 5,031 | | 99,774 | | 9,355 | | 26,926 |
| Net assets | $ | 8,299 | $ | 5,031 | $ | 99,774 | $ | 9,355 | $ | 26,926 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 8,299 | $ | 5,031 | $ | 99,774 | $ | 9,355 | $ | 24,126 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | - | | - | | - | | - | | 2,800 |
| Total net assets | $ | 8,299 | $ | 5,031 | $ | 99,774 | $ | 9,355 | $ | 26,926 |
| | | | | | | | | | | |
| Total number of shares | | 815,267 | | 503,144 | | 9,972,984 | | 2,801,041 | | 3,127,236 |
| | | | | | | | | | | |
| Cost of shares | $ | 8,159 | $ | 5,038 | $ | 99,730 | $ | 10,686 | $ | 27,480 |

*The accompanying notes are an integral part of these financial statements.*

17

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Assets and Liabilities
### Nine months ended September 30, 2004
### (Unaudited)

| | ING VP Index Plus LargeCap | ING VP Index Plus MidCap | ING VP Index Plus SmallCap | ING VP International Equity | ING VP Small Company |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 175,959 | $ 15,843 | $ 7,540 | $ 10,839 | $ 77,908 |
| Total assets | 175,959 | 15,843 | 7,540 | 10,839 | 77,908 |
| Net assets | $ 175,959 | $ 15,843 | $ 7,540 | $ 10,839 | $ 77,908 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 134,134 | $ 15,843 | $ 7,540 | $ 9,256 | $ 70,893 |
| Contracts in payout (annuitization) | | | | | |
| period | 41,825 | - | - | 1,583 | 7,015 |
| Total net assets | $ 175,959 | $ 15,843 | $ 7,540 | $ 10,839 | $ 77,908 |
| | | | | | |
| Total number of shares | 12,966,754 | 974,933 | 520,355 | 1,414,996 | 4,434,138 |
| | | | | | |
| Cost of shares | $ 167,529 | $ 12,871 | $ 6,311 | $ 10,296 | $ 67,786 |

*The accompanying notes are an integral part of these financial statements.*

18

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Assets and Liabilities
### Nine months ended September 30, 2004
### (Unaudited)

| | ING VP Value Opportunity | | ING VP International Value | | ING VP MagnaCap - Class I | | ING VP MagnaCap - Class S | | ING VP MidCap Opportunities - Class I | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 15,815 | $ | 2,211 | $ | 114 | $ | 1,377 | $ | 540 |
| Total assets | | 15,815 | | 2,211 | | 114 | | 1,377 | | 540 |
| Net assets | $ | 15,815 | $ | 2,211 | $ | 114 | $ | 1,377 | $ | 540 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 15,815 | $ | 2,211 | $ | 114 | $ | 1,377 | $ | 540 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | - | | - | | - | | - | | - |
| Total net assets | $ | 15,815 | $ | 2,211 | $ | 114 | $ | 1,377 | $ | 540 |
| | | | | | | | | | | |
| Total number of shares | | 1,289,992 | | 195,280 | | 12,852 | | 154,365 | | 89,613 |
| | | | | | | | | | | |
| Cost of shares | $ | 16,212 | $ | 1,975 | $ | 107 | $ | 1,260 | $ | 544 |

*The accompanying notes are an integral part of these financial statements.*

19

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
## Statements of Assets and Liabilities
## Nine months ended September 30, 2004
## (Unaudited)

|  | ING VP MidCap Opportunities - Class S | | ING VP Real Estate | | ING VP SmallCap Opportunities - Class I | | ING VP SmallCap Opportunities - Class S | | Janus Aspen Balanced | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 9,185 | $ | 397 | $ | 156 | $ | 4,410 | $ | 157,654 |
| Total assets | | 9,185 | | 397 | | 156 | | 4,410 | | 157,654 |
| Net assets | $ | 9,185 | $ | 397 | $ | 156 | $ | 4,410 | $ | 157,654 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 9,185 | $ | 397 | $ | 156 | $ | 4,410 | $ | 157,654 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | - | | - | | - | | - | | - |
| Total net assets | $ | 9,185 | $ | 397 | $ | 156 | $ | 4,410 | $ | 157,654 |
| | | | | | | | | | | |
| Total number of shares | | 1,535,997 | | 33,411 | | 11,150 | | 316,799 | | 6,774,982 |
| | | | | | | | | | | |
| Cost of shares | $ | 8,804 | $ | 396 | $ | 156 | $ | 4,403 | $ | 153,585 |

*The accompanying notes are an integral part of these financial statements.*

20

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
## Statements of Assets and Liabilities
## Nine months ended September 30, 2004
## (Unaudited)

|  | Janus Aspen Flexible Income | Janus Aspen Growth | Janus Aspen Mid Cap Growth | Janus Aspen Worldwide Growth | Lord Abbett Growth and Income |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 16,819 | $ 83,081 | $ 81,341 | $ 149,178 | $ 5,454 |
| Total assets | 16,819 | 83,081 | 81,341 | 149,178 | 5,454 |
| Net assets | $ 16,819 | $ 83,081 | $ 81,341 | $ 149,178 | $ 5,454 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 16,819 | $ 77,733 | $ 81,341 | $ 143,666 | $ 5,454 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 5,348 | - | 5,512 | - |
| Total net assets | $ 16,819 | $ 83,081 | $ 81,341 | $ 149,178 | $ 5,454 |
| | | | | | |
| Total number of shares | 1,353,069 | 4,549,907 | 3,626,422 | 6,126,422 | 219,050 |
| | | | | | |
| Cost of shares | $ 16,731 | $ 87,222 | $ 64,160 | $ 158,361 | $ 5,372 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Assets and Liabilities
### Nine months ended September 30, 2004
### (Unaudited)

| | Lord Abbett MidCap Value | MFS® Strategic Income | MFS® Total Return | Oppenheimer Aggressive Growth | Oppenheimer Global Securities |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,656 | $ 2,397 | $ 124,783 | $ 29,131 | $ 37,650 |
| Total assets | 2,656 | 2,397 | 124,783 | 29,131 | 37,650 |
| Net assets | $ 2,656 | $ 2,397 | $ 124,783 | $ 29,131 | $ 37,650 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,656 | $ 2,397 | $ 124,783 | $ 27,711 | $ 37,650 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | 1,420 | - |
| Total net assets | $ 2,656 | $ 2,397 | $ 124,783 | $ 29,131 | $ 37,650 |
| | | | | | |
| Total number of shares | 142,040 | 220,267 | 6,232,910 | 745,238 | 1,483,451 |
| | | | | | |
| Cost of shares | $ 2,386 | $ 2,321 | $ 118,556 | $ 26,819 | $ 34,083 |

*The accompanying notes are an integral part of these financial statements.*

22

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Assets and Liabilities
### Nine months ended September 30, 2004
### (Unaudited)

| | Oppenheimer Main Street® | Oppenheimer Strategic Bond | PIMCO VIT Real Return | Pioneer Equity Income VCT | Pioneer Fund VCT |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 64,314 | $ 49,211 | $ 113 | $ 743 | $ 10 |
| Total assets | 64,314 | 49,211 | 113 | 743 | 10 |
| Net assets | $ 64,314 | $ 49,211 | $ 113 | $ 743 | $ 10 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 57,550 | $ 47,129 | $ 113 | $ 743 | $ 10 |
| Contracts in payout (annuitization) | | | | | |
| period | 6,764 | 2,082 | - | - | - |
| Total net assets | $ 64,314 | $ 49,211 | $ 113 | $ 743 | $ 10 |
| | | | | | |
| Total number of shares | 3,358,420 | 9,901,556 | 8,680 | 38,959 | 550 |
| | | | | | |
| Cost of shares | $ 62,223 | $ 45,838 | $ 112 | $ 700 | $ 10 |

*The accompanying notes are an integral part of these financial statements.*

23

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Statements of Assets and Liabilities**
**Nine months ended September 30, 2004**
**(Unaudited)**

| | Pioneer Mid Cap Value VCT | Prudential Jennison | SP William Blair International Growth | UBS U.S. Allocation | Wanger U.S. Smaller Companies |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,097 | $ 1,096 | $ 4,692 | $ 10,493 | $ 75 |
| Total assets | 2,097 | 1,096 | 4,692 | 10,493 | 75 |
| Net assets | $ 2,097 | $ 1,096 | $ 4,692 | $ 10,493 | $ 75 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,097 | $ 1,096 | $ 4,692 | $ 10,493 | $ 75 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 2,097 | $ 1,096 | $ 4,692 | $ 10,493 | $ 75 |
| | | | | | |
| Total number of shares | 94,449 | 67,531 | 788,514 | 840,123 | 2,723 |
| | | | | | |
| Cost of shares | $ 1,992 | $ 1,057 | $ 4,542 | $ 10,227 | $ 72 |

*The accompanying notes are an integral part of these financial statements.*

24

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Statements of Operations**
**For the nine months ended September 30, 2004**
*(Dollars in thousands)*
**(Unaudited)**

| | AIM V.I. Capital Appreciation | AIM V.I. Core Equity | AIM V.I. Government Securities | AIM V.I. Growth | AIM V.I. Premier Equity |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 157 | 318 | 131 | 168 | 373 |
| Total expenses | 157 | 318 | 131 | 168 | 373 |
| Net investment income (loss) | (157) | (318) | (131) | (168) | (373) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (44) | 305 | (53) | (107) | (596) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (44) | 305 | (53) | (107) | (596) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (470) | 145 | 311 | (283) | (396) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (671) | $ 132 | $ 127 | $ (558) | $ (1,365) |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

|  | Alger American Balanced | Alger American Income & Growth | Alger American Leveraged AllCap | Alliance Bernstein VPSF Growth and Income | Alliance Bernstein VPSF Premier Growth |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 32 | $ 32 | $ - | $ 366 | $ - |
| Total investment income | 32 | 32 | - | 366 | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 23 | 63 | 61 | 378 | 71 |
| Total expenses | 23 | 63 | 61 | 378 | 71 |
| Net investment income (loss) | 9 | (31) | (61) | (12) | (71) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | (108) | (80) | (49) | (99) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | (108) | (80) | (49) | (99) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (80) | (18) | (148) | 282 | (13) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (71) | $ (157) | $ (289) | $ 221 | $ (183) |

*The accompanying notes are an integral part of these financial statements.*

26

**Statements of Operations**
**For the nine months ended September 30, 2004**
*(Dollars in thousands)*
**(Unaudited)**

| | Alliance Bernstein VPSF Quasar | American Century® VP Balanced | American Century® VP International | Calvert Social Balanced | Federated American Leaders |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 23 | $ 7 | $ - | $ 685 |
| Total investment income | - | 23 | 7 | - | 685 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 43 | 14 | 14 | 21 | 498 |
| Total expenses | 43 | 14 | 14 | 21 | 498 |
| Net investment income (loss) | (43) | 9 | (7) | (21) | 187 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 390 | 16 | - | 10 | (792) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 390 | 16 | - | 10 | (792) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (453) | 2 | 5 | 37 | 554 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (106) | $ 27 | $ (2) | $ 26 | $ (51) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT B**
**Statements of Operations**
**For the nine months ended September 30, 2004**
*(Dollars in thousands)*
**(Unaudited)**

| | Federated Capital Income | Federated Equity Income | Federated Fund for US Government Securities | Federated High Income Bond | Federated International Equity |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 267 | $ 206 | $ 409 | $ 1,080 | $ - |
| Total investment income | 267 | 206 | 409 | 1,080 | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 61 | 108 | 91 | 147 | 65 |
| Total expenses | 61 | 108 | 91 | 147 | 65 |
| Net investment income (loss) | 206 | 98 | 318 | 933 | (65) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1,007) | (222) | 86 | (648) | (372) |
| Capital gains distributions | - | - | 48 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (1,007) | (222) | 134 | (648) | (372) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 920 | 326 | (321) | 408 | 431 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 119 | $ 202 | $ 131 | $ 693 | $ (6) |

*The accompanying notes are an integral part of these financial statements.*

28

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

| | Federated Mid Cap Growth Strategies | Federated Prime Money | Fidelity® VIP *Asset Manager*<sup>SM</sup> | Fidelity® VIP Contrafund® | Fidelity® VIP Equity- Income |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
|   Dividends | $ - | $ 20 | $ 321 | $ 662 | $ 3,069 |
| Total investment income | - | 20 | 321 | 662 | 3,069 |
| Expenses: | | | | | |
|   Mortality and expense risk and | | | | | |
|     other charges | 117 | 45 | 123 | 1,859 | 1,890 |
| Total expenses | 117 | 45 | 123 | 1,859 | 1,890 |
| Net investment income (loss) | (117) | (25) | 198 | (1,197) | 1,179 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **  on investments** | | | | | |
| Net realized gain (loss) on investments | (251) | - | 42 | 1,139 | 386 |
| Capital gains distributions | - | - | - | - | 733 |
| Total realized gain (loss) on investments | | | | | |
|   and capital gains distributions | (251) | - | 42 | 1,139 | 1,119 |
| Net unrealized appreciation | | | | | |
|   (depreciation) of investments | 581 | - | (381) | 9,273 | (359) |
| Net increase (decrease) in net assets | | | | | |
|   resulting from operations | $ 213 | $ (25) | $ (141) | $ 9,215 | $ 1,939 |

*The accompanying notes are an integral part of these financial statements.*

29

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

| | Fidelity® VIP Growth | Fidelity® VIP High Income | Fidelity® VIP Index 500 | Fidelity® VIP Investment Grade Bond | Fidelity® VIP Overseas |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 330 | $ 4,591 | $ 966 | $ 92 | $ 174 |
| Total investment income | 330 | 4,591 | 966 | 92 | 174 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 1,156 | 494 | 741 | 23 | 133 |
| Total expenses | 1,156 | 494 | 741 | 23 | 133 |
| Net investment income (loss) | (826) | 4,097 | 225 | 69 | 41 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (980) | 2,303 | (72) | 8 | 515 |
| Capital gains distributions | - | - | - | 66 | - |
| Total realized gain (loss) on investments and capital gains distributions | (980) | 2,303 | (72) | 74 | 515 |
| Net unrealized appreciation (depreciation) of investments | (5,361) | (4,736) | 16 | (97) | (918) |
| Net increase (decrease) in net assets resulting from operations | $ (7,167) | $ 1,664 | $ 169 | $ 46 | $ (362) |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the nine months ended September 30, 2004**
*(Dollars in thousands)*
**(Unaudited)**

| | Franklin Small Cap Value Securities | ING GET Fund - Series D | ING GET Fund - Series E | ING GET Fund - Series G | ING GET Fund - Series H |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 3,232 | $ 15,508 | $ 5,783 | $ 4,356 |
| Total investment income | 1 | 3,232 | 15,508 | 5,783 | 4,356 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 7 | 104 | 2,542 | 1,625 | 1,216 |
| Total expenses | 7 | 104 | 2,542 | 1,625 | 1,216 |
| Net investment income (loss) | (6) | 3,128 | 12,966 | 4,158 | 3,140 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 49 | (8,794) | (19,910) | (675) | (246) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 49 | (8,794) | (19,910) | (675) | (246) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 55 | 5,596 | 4,843 | (4,365) | (3,635) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 98 | $ (70) | $ (2,101) | $ (882) | $ (741) |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Statements of Operations**
**For the nine months ended September 30, 2004**
*(Dollars in thousands)*
**(Unaudited)**

| | ING GET Fund - Series I | ING GET Fund - Series J | ING GET Fund - Series K | ING GET Fund - Series L | ING GET Fund - Series M |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2,785 | $ 2,341 | $ 2,268 | $ 2,369 | $ 3,723 |
| Total investment income | 2,785 | 2,341 | 2,268 | 2,369 | 3,723 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 879 | 694 | 939 | 880 | 1,294 |
| Total expenses | 879 | 694 | 939 | 880 | 1,294 |
| Net investment income (loss) | 1,906 | 1,647 | 1,329 | 1,489 | 2,429 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (80) | (20) | 97 | 301 | 415 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (80) | (20) | 97 | 301 | 415 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (2,474) | (2,033) | (2,038) | (2,347) | (3,740) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (648) | $ (406) | $ (612) | $ (557) | $ (896) |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
**(Unaudited)**

| | ING GET Fund - Series N | | ING GET Fund - Series P | | ING GET Fund - Series Q | | ING GET Fund - Series R | | ING GET Fund - Series S | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | | | | | | |
| Income: | | | | | | | | | | |
| Dividends | $ | 2,398 | $ | 1,925 | $ | 1,466 | $ | 1,150 | $ | 1,067 |
| Total investment income | | 2,398 | | 1,925 | | 1,466 | | 1,150 | | 1,067 |
| Expenses: | | | | | | | | | | |
| Mortality and expense risk and | | | | | | | | | | |
| other charges | | 1,056 | | 804 | | 619 | | 532 | | 593 |
| Total expenses | | 1,056 | | 804 | | 619 | | 532 | | 593 |
| Net investment income (loss) | | 1,342 | | 1,121 | | 847 | | 618 | | 474 |
| | | | | | | | | | | |
| **Realized and unrealized gain (loss)** | | | | | | | | | | |
| **on investments** | | | | | | | | | | |
| Net realized gain (loss) on investments | | (6) | | 248 | | 291 | | 250 | | 387 |
| Capital gains distributions | | - | | - | | - | | - | | 615 |
| Total realized gain (loss) on investments | | | | | | | | | | |
| and capital gains distributions | | (6) | | 248 | | 291 | | 250 | | 1,002 |
| Net unrealized appreciation | | | | | | | | | | |
| (depreciation) of investments | | (1,883) | | (1,793) | | (1,516) | | (1,125) | | (1,740) |
| Net increase (decrease) in net assets | | | | | | | | | | |
| resulting from operations | $ | (547) | $ | (424) | $ | (378) | $ | (257) | $ | (264) |

*The accompanying notes are an integral part of these financial statements.*

33

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

| | ING GET Fund - Series T | ING GET Fund - Series U | ING GET Fund - Series V | ING VP Balanced | ING VP Emerging Markets |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 844 | $ 547 | $ 649 | $ 3,621 | $ - |
| Total investment income | 844 | 547 | 649 | 3,621 | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 455 | 424 | 964 | 1,601 | 8 |
| Total expenses | 455 | 424 | 964 | 1,601 | 8 |
| Net investment income (loss) | 389 | 123 | (315) | 2,020 | (8) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 204 | 192 | (71) | (2,869) | 17 |
| Capital gains distributions | 498 | 1,191 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 702 | 1,383 | (71) | (2,869) | 17 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (1,330) | (1,708) | 200 | 3,848 | 13 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (239) | $ (202) | $ (186) | $ 2,999 | $ 22 |

*The accompanying notes are an integral part of these financial statements.*

34

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

| | ING VP Intermediate Bond | ING VP Money Market | ING VP Natural Resources | ING Julius Baer Foreign | ING MFS Total Return |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 6,139 | $ 2,075 | $ 17 | $ - | $ - |
| Total investment income | 6,139 | 2,075 | 17 | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 1,250 | 1,609 | 15 | - | 6 |
| Total expenses | 1,250 | 1,609 | 15 | - | 6 |
| Net investment income (loss) | 4,889 | 466 | 2 | - | (6) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1,424 | (344) | 34 | - | 17 |
| Capital gains distributions | 3,582 | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 5,006 | (344) | 34 | - | 17 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (6,360) | (638) | 80 | 1 | 12 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 3,535 | $ (516) | $ 116 | $ 1 | $ 23 |

*The accompanying notes are an integral part of these financial statements.*

35

# ING LIFE INSURANCE AND ANNUITY COMPANY
# VARIABLE ANNUITY ACCOUNT B
## Statements of Operations
## For the nine months ended September 30, 2004
### *(Dollars in thousands)*
### (Unaudited)

| | ING T. Rowe Price Equity Income | ING Aeltus Enhanced Index | ING Alger Aggressive Growth | ING Alger Growth | ING American Century SmallCap Value |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 8 | - | 6 | 3 | 5 |
| Total expenses | 8 | - | 6 | 3 | 5 |
| Net investment income (loss) | (8) | - | (6) | (3) | (5) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 13 | - | 56 | 4 | 53 |
| Capital gains distributions | - | - | - | - | 7 |
| Total realized gain (loss) on investments and capital gains distributions | 13 | - | 56 | 4 | 60 |
| Net unrealized appreciation (depreciation) of investments | 47 | (1) | (84) | (31) | (11) |
| Net increase (decrease) in net assets resulting from operations | $ 52 | $ (1) | $ (34) | $ (30) | $ 44 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
# VARIABLE ANNUITY ACCOUNT B
## Statements of Operations
## For the nine months ended September 30, 2004
### *(Dollars in thousands)*
### (Unaudited)

| | ING Baron Small Cap Growth | ING Goldman Sachs® Capital Growth | ING JPMorgan International | ING JPMorgan MidCap Value | ING MFS Capital Opportunities |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 449 | $ - | $ 164 |
| Total investment income | - | - | 449 | - | 164 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 12 | 1 | 333 | 6 | 348 |
| Total expenses | 12 | 1 | 333 | 6 | 348 |
| Net investment income (loss) | (12) | (1) | 116 | (6) | (184) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 136 | - | 1,671 | 20 | (436) |
| Capital gains distributions | - | - | - | 2 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 136 | - | 1,671 | 22 | (436) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (9) | 3 | (668) | 52 | 677 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 115 | $ 2 | $ 1,119 | $ 68 | $ 57 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

|  | ING MFS Global Growth | ING OpCap Balanced Value | ING PIMCO Total Return | ING Salomon Brothers Aggressive Growth | ING Salomon Brothers Fundamental Value |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 17 | $ - | $ - | $ - |
| Total investment income | - | 17 | - | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | - | 12 | 21 | 555 | 10 |
| Total expenses | - | 12 | 21 | 555 | 10 |
| Net investment income (loss) | - | 5 | (21) | (555) | (10) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 42 | 8 | (105) | 59 |
| Capital gains distributions | - | - | 34 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1 | 42 | 42 | (105) | 59 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | - | 4 | 47 | 770 | (77) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1 | $ 51 | $ 68 | $ 110 | $ (28) |

*The accompanying notes are an integral part of these financial statements.*

38

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
**(Unaudited)**

| | ING Salomon Brothers Investors Value | ING T. Rowe Price Growth Equity | ING UBS U.S. Allocation | ING UBS U.S. Large Cap Equity | ING Van Kampen Comstock |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3 | $ 113 | $ - | $ 332 | $ - |
| Total investment income | 3 | 113 | - | 332 | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 3 | 716 | 1 | 409 | 9 |
| Total expenses | 3 | 716 | 1 | 409 | 9 |
| Net investment income (loss) | - | (603) | (1) | (77) | (9) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 22 | 273 | 1 | (237) | 36 |
| Capital gains distributions | - | - | - | - | 8 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 22 | 273 | 1 | (237) | 44 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (28) | (1,063) | - | 1,438 | 45 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (6) | $ (1,393) | $ - | $ 1,124 | $ 80 |

*The accompanying notes are an integral part of these financial statements.*

39

# ING LIFE INSURANCE AND ANNUITY COMPANY
# VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

|  | ING VP Strategic Allocation Balanced | ING VP Strategic Allocation Growth | ING VP Strategic Allocation Income | ING VP Growth and Income | ING GET U.S. Core - Series 1 |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ 246 | $ 158 | $ 348 | $ 3,991 | $ 166 |
| Total investment income | 246 | 158 | 348 | 3,991 | 166 |
| Expenses: |  |  |  |  |  |
| Mortality and expense risk and |  |  |  |  |  |
| other charges | 187 | 137 | 185 | 3,596 | 351 |
| Total expenses | 187 | 137 | 185 | 3,596 | 351 |
| Net investment income (loss) | 59 | 21 | 163 | 395 | (185) |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss)** |  |  |  |  |  |
| **on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | 52 | 38 | 30 | (28,174) | 126 |
| Capital gains distributions | - | - | - | - | 26 |
| Total realized gain (loss) on investments |  |  |  |  |  |
| and capital gains distributions | 52 | 38 | 30 | (28,174) | 152 |
| Net unrealized appreciation |  |  |  |  |  |
| (depreciation) of investments | 146 | 112 | 143 | 18,536 | (90) |
| Net increase (decrease) in net assets |  |  |  |  |  |
| resulting from operations | $ 257 | $ 171 | $ 336 | $ (9,243) | $ (123) |

*The accompanying notes are an integral part of these financial statements.*

40

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
## Statements of Operations
## For the nine months ended September 30, 2004
### *(Dollars in thousands)*
### (Unaudited)

| | ING GET U.S. Core - Series 2 | ING GET U.S. Core - Series 3 | ING GET U.S. Core - Series 4 | ING GET U.S. Core - Series 5 | ING GET U.S. Core - Series 6 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 23 | $ 1 | $ - | $ - | $ - |
| Total investment income | 23 | 1 | - | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 321 | 646 | 53 | 11 | 55 |
| Total expenses | 321 | 646 | 53 | 11 | 55 |
| Net investment income (loss) | (298) | (645) | (53) | (11) | (55) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 58 | (109) | 2 | - | 2 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 58 | (109) | 2 | - | 2 |
| Net unrealized appreciation (depreciation) of investments | 216 | (700) | 140 | (7) | 44 |
| Net increase (decrease) in net assets resulting from operations | $ (24) | $ (1,454) | $ 89 | $ (18) | $ (9) |

*The accompanying notes are an integral part of these financial statements.*

41

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

| | ING VP Global Science and Technology | ING VP Growth | ING VP Index Plus LargeCap | ING VP Index Plus MidCap | ING VP Index Plus SmallCap |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 37 | $ 1,857 | $ 66 | $ 11 |
| Total investment income | - | 37 | 1,857 | 66 | 11 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 104 | 258 | 1,687 | 100 | 44 |
| Total expenses | 104 | 258 | 1,687 | 100 | 44 |
| Net investment income (loss) | (104) | (221) | 170 | (34) | (33) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1,330 | (286) | (67) | 201 | 457 |
| Capital gains distributions | - | - | - | - | 38 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,330 | (286) | (67) | 201 | 495 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (3,293) | (773) | 380 | 378 | 54 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (2,067) | $ (1,280) | $ 483 | $ 545 | $ 516 |

*The accompanying notes are an integral part of these financial statements.*

42

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

| | ING VP International Equity | ING VP Small Company | ING VP Value Opportunity | ING VP Growth Opportunities - Class R | ING VP Growth Opportunities - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 128 | $ 228 | $ 143 | $ - | $ - |
| Total investment income | 128 | 228 | 143 | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 95 | 732 | 155 | - | 3 |
| Total expenses | 95 | 732 | 155 | - | 3 |
| Net investment income (loss) | 33 | (504) | (12) | - | (3) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 457 | 1,110 | (339) | 7 | 117 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 457 | 1,110 | (339) | 7 | 117 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (369) | (1,061) | 614 | (4) | (79) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 121 | $ (455) | $ 263 | $ 3 | $ 35 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

| | ING VP International Value | ING VP MagnaCap - Class I | ING VP MagnaCap - Class S | ING VP MidCap Opportunities - Class I | ING VP MidCap Opportunities - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 19 | $ 1 | $ 10 | $ - | $ - |
| Total investment income | 19 | 1 | 10 | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 12 | 1 | 11 | 4 | 86 |
| Total expenses | 12 | 1 | 11 | 4 | 86 |
| Net investment income (loss) | 7 | - | (1) | (4) | (86) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 31 | - | (5) | 134 | 228 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 31 | - | (5) | 134 | 228 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 19 | - | 11 | (128) | (576) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 57 | $ - | $ 5 | $ 2 | $ (434) |

*The accompanying notes are an integral part of these financial statements.*

44

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

|  | ING VP Real Estate | ING VP SmallCap Opportunities - Class I | ING VP SmallCap Opportunities - Class S | Janus Aspen Balanced | Janus Aspen Flexible Income |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 1,325 | $ 471 |
| Total investment income | - | - | - | 1,325 | 471 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | - | 2 | 46 | 1,595 | 183 |
| Total expenses | - | 2 | 46 | 1,595 | 183 |
| Net investment income (loss) | - | (2) | (46) | (270) | 288 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | (4) | 344 | 314 | 363 |
| Capital gains distributions | - | - | - | - | 143 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | (4) | 344 | 314 | 506 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1 | 11 | (620) | 1,783 | (448) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1 | $ 5 | $ (322) | $ 1,827 | $ 346 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

| | Janus Aspen Growth | Janus Aspen Mid Cap Growth | Janus Aspen Worldwide Growth | Lord Abbett Growth and Income | Lord Abbett MidCap Value |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 23 | $ - | $ 809 | $ - | $ - |
| Total investment income | 23 | - | 809 | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 876 | 772 | 1,618 | 34 | 11 |
| Total expenses | 876 | 772 | 1,618 | 34 | 11 |
| Net investment income (loss) | (853) | (772) | (809) | (34) | (11) |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (670) | 1,286 | (3,418) | 244 | 69 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (670) | 1,286 | (3,418) | 244 | 69 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (4,056) | 2,762 | (5,925) | (263) | 73 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (5,579) | $ 3,276 | $ (10,152) | $ (53) | $ 131 |

*The accompanying notes are an integral part of these financial statements.*

46

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

| | MFS® Strategic Income | MFS® Total Return | Oppenheimer Aggressive Growth | Oppenheimer Global Securities | Oppenheimer Main Street® |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 127 | $ 1,923 | $ - | $ 428 | $ 565 |
| Total investment income | 127 | 1,923 | - | 428 | 565 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 26 | 1,126 | 288 | 310 | 662 |
| Total expenses | 26 | 1,126 | 288 | 310 | 662 |
| Net investment income (loss) | 101 | 797 | (288) | 118 | (97) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 52 | 126 | 9 | 354 | (2) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 52 | 126 | 9 | 354 | (2) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (81) | 2,399 | 1,834 | (81) | (283) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 72 | $ 3,322 | $ 1,555 | $ 391 | $ (382) |

*The accompanying notes are an integral part of these financial statements.*

47

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

| | Oppenheimer Strategic Bond | PIMCO VIT Real Return | Pioneer Equity Income VCT | Pioneer Fund VCT | Pioneer Mid Cap Value VCT |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2,331 | $ - | $ 9 | $ - | $ 6 |
| Total investment income | 2,331 | - | 9 | - | 6 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 435 | - | 4 | - | 10 |
| Total expenses | 435 | - | 4 | - | 10 |
| Net investment income (loss) | 1,896 | - | 5 | - | (4) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 586 | - | 24 | - | 65 |
| Capital gains distributions | - | - | - | - | 15 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 586 | - | 24 | - | 80 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (1,334) | 1 | - | - | 49 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,148 | $ 1 | $ 29 | $ - | $ 125 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Operations
### For the nine months ended September 30, 2004
*(Dollars in thousands)*
### (Unaudited)

| | Prudential Jennison | SP William Blair International Growth | UBS U.S. Allocation | Wanger U.S. Smaller Companies |
|---|---|---|---|---|
| **Net investment income (loss)** | | | | |
| Income: | | | | |
| Dividends | $ - | $ - | $ 79 | $ - |
| Total investment income | - | - | 79 | - |
| Expenses: | | | | |
| Mortality and expense risk and | | | | |
| other charges | 9 | 37 | 105 | - |
| Total expenses | 9 | 37 | 105 | - |
| Net investment income (loss) | (9) | (37) | (26) | - |
| | | | | |
| **Realized and unrealized gain (loss)** | | | | |
| **on investments** | | | | |
| Net realized gain (loss) on investments | 67 | 197 | 12 | - |
| Capital gains distributions | - | - | - | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 67 | 197 | 12 | - |
| Net unrealized appreciation | | | | |
| (depreciation) of investments | (88) | (133) | 184 | 3 |
| Net increase (decrease) in net assets | | | | |
| resulting from operations | $ (30) | $ 27 | $ 170 | $ 3 |

*The accompanying notes are an integral part of these financial statements.*

49

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Statements of Changes in Net Assets**
**For the nine months ended September 30, 2004 and 2003**
*(Dollars in thousands)*
**(Unaudited)**

| | AIM V.I. Capital Appreciation | AIM V.I. Core Equity | AIM V.I. Government Securities | AIM V.I. Growth |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 14,832 | $ 29,940 | $ 25,997 | $ 14,946 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (143) | (283) | (230) | (143) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (592) | (528) | 557 | (619) |
| Net unrealized appreciation (depreciation) of investments | 2,774 | 4,034 | (424) | 3,132 |
| Net increase (decrease) in net assets from operations | 2,039 | 3,223 | (97) | 2,370 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (715) | (1,065) | (7,655) | (1,391) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (715) | (1,065) | (7,655) | (1,391) |
| Total increase (decrease) | 1,324 | 2,158 | (7,752) | 979 |
| **Net assets at September 30, 2003** | $ 16,156 | $ 32,098 | $ 18,245 | $ 15,925 |
| | | | | |
| **Net assets at January 1, 2004** | 17,500 | 34,908 | 15,026 | 18,067 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (157) | (318) | (131) | (168) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (44) | 305 | (53) | (107) |
| Net unrealized appreciation (depreciation) of investments | (470) | 145 | 311 | (283) |
| Net increase (decrease) in net assets from operations | (671) | 132 | 127 | (558) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,039) | (3,969) | (936) | (1,236) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (2,039) | (3,969) | (936) | (1,236) |
| Total increase (decrease) | (2,710) | (3,837) | (809) | (1,794) |
| **Net assets at September 30, 2004** | $ 14,790 | $ 31,071 | $ 14,217 | $ 16,273 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | AIM V.I. Premier Equity | Alger American Balanced | Alger American Income & Growth | Alger American Leveraged AllCap |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 41,327 | $ 2,576 | $ 6,167 | $ 5,724 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (382) | 27 | (45) | (63) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (1,870) | (37) | (254) | (244) |
| Net unrealized appreciation (depreciation) of investments | 6,894 | 268 | 1,132 | 1,442 |
| Net increase (decrease) in net assets from operations | 4,642 | 258 | 833 | 1,135 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,187) | (442) | (698) | (778) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (5,187) | (442) | (698) | (778) |
| Total increase (decrease) | (545) | (184) | 135 | 357 |
| **Net assets at September 30, 2003** | $ 40,782 | $ 2,392 | $ 6,302 | $ 6,081 |
| | | | | |
| **Net assets at January 1, 2004** | 42,830 | 2,367 | 6,470 | 6,443 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (373) | 9 | (31) | (61) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (596) | - | (108) | (80) |
| Net unrealized appreciation (depreciation) of investments | (396) | (80) | (18) | (148) |
| Net increase (decrease) in net assets from operations | (1,365) | (71) | (157) | (289) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,843) | (410) | (1,291) | (1,280) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (5,843) | (410) | (1,291) | (1,280) |
| Total increase (decrease) | (7,208) | (481) | (1,448) | (1,569) |
| **Net assets at September 30, 2004** | $ 35,622 | $ 1,886 | $ 5,022 | $ 4,874 |

*The accompanying notes are an integral part of these financial statements.*

51

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | Alliance Bernstein VPSF Growth and Income | Alliance Bernstein VPSF Premier Growth | Alliance Bernstein VPSF Quasar | American Century® VP Balanced |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 22,169 | $ 5,838 | $ 684 | $ 1,483 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 26 | (61) | (12) | 25 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (884) | (319) | (129) | (11) |
| Net unrealized appreciation (depreciation) of investments | 4,589 | 1,081 | 409 | 133 |
| Net increase (decrease) in net assets from operations | 3,731 | 701 | 268 | 147 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,056 | 343 | 1,493 | (156) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 2,056 | 343 | 1,493 | (156) |
| Total increase (decrease) | 5,787 | 1,044 | 1,761 | (9) |
| **Net assets at September 30, 2003** | $ 27,956 | $ 6,882 | $ 2,445 | $ 1,474 |
| | | | | |
| **Net assets at January 1, 2004** | 34,971 | 7,314 | 3,918 | 1,420 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12) | (71) | (43) | 9 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (49) | (99) | 390 | 16 |
| Net unrealized appreciation (depreciation) of investments | 282 | (13) | (453) | 2 |
| Net increase (decrease) in net assets from operations | 221 | (183) | (106) | 27 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 7,088 | (192) | 286 | (219) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 7,088 | (192) | 286 | (219) |
| Total increase (decrease) | 7,309 | (375) | 180 | (192) |
| **Net assets at September 30, 2004** | $ 42,280 | $ 6,939 | $ 4,098 | $ 1,228 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | American Century® VP International | Calvert Social Balanced | Federated American Leaders | Federated Capital Income |
|---|---|---|---|---|
| Net assets at January 1, 2003 | $ 1,539 | $ 1,775 | $ 50,539 | $ 7,021 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (17) | 269 | 373 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (96) | (37) | (2,551) | (1,235) |
| Net unrealized appreciation (depreciation) of investments | 199 | 237 | 6,763 | 1,402 |
| Net increase (decrease) in net assets from operations | 100 | 183 | 4,481 | 540 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (391) | 27 | (7,828) | (1,233) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (391) | 27 | (7,828) | (1,233) |
| Total increase (decrease) | (291) | 210 | (3,347) | (693) |
| Net assets at September 30, 2003 | $ 1,248 | $ 1,985 | $ 47,192 | $ 6,328 |
| | | | | |
| Net assets at January 1, 2004 | 1,346 | 2,228 | 51,717 | 6,460 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (7) | (21) | 187 | 206 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 10 | (792) | (1,007) |
| Net unrealized appreciation (depreciation) of investments | 5 | 37 | 554 | 920 |
| Net increase (decrease) in net assets from operations | (2) | 26 | (51) | 119 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (152) | (141) | (9,337) | (1,340) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (152) | (141) | (9,337) | (1,340) |
| Total increase (decrease) | (154) | (115) | (9,388) | (1,221) |
| Net assets at September 30, 2004 | $ 1,192 | $ 2,113 | $ 42,329 | $ 5,239 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | Federated Equity Income | Federated Fund for US Government Securities | Federated High Income Bond | Federated International Equity |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 10,264 | $ 12,674 | $ 16,683 | $ 6,024 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 95 | 310 | 1,073 | (60) |
| Net realized gain (loss) on investments and capital gains distributions | (466) | 368 | (796) | (586) |
| Net unrealized appreciation (depreciation) of investments | 1,400 | (577) | 2,016 | 1,408 |
| Net increase (decrease) in net assets from operations | 1,029 | 101 | 2,293 | 762 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,276) | (2,264) | (2,901) | (744) |
| Increase (decrease) in assets derived from principal transactions | (1,276) | (2,264) | (2,901) | (744) |
| Total increase (decrease) | (247) | (2,163) | (608) | 18 |
| **Net assets at September 30, 2003** | $ 10,017 | $ 10,511 | $ 16,075 | $ 6,042 |
| | | | | |
| **Net assets at January 1, 2004** | 11,005 | 9,833 | 15,774 | 6,565 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 98 | 318 | 933 | (65) |
| Net realized gain (loss) on investments and capital gains distributions | (222) | 134 | (648) | (372) |
| Net unrealized appreciation (depreciation) of investments | 326 | (321) | 408 | 431 |
| Net increase (decrease) in net assets from operations | 202 | 131 | 693 | (6) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,269) | (3,001) | (4,300) | (998) |
| Increase (decrease) in assets derived from principal transactions | (2,269) | (3,001) | (4,300) | (998) |
| Total increase (decrease) | (2,067) | (2,870) | (3,607) | (1,004) |
| **Net assets at September 30, 2004** | $ 8,938 | $ 6,963 | $ 12,167 | $ 5,561 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | Federated Mid Cap Growth Strategies | Federated Prime Money | Fidelity® VIP *Asset Manager*℠ | Fidelity® VIP Contrafund® |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $  10,415 | $  7,387 | $  11,086 | $  145,571 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (107) | (32) | 291 | (695) |
| Net realized gain (loss) on investments and capital gains distributions | (508) | - | (106) | (2,927) |
| Net unrealized appreciation (depreciation) of investments | 2,659 | - | 844 | 23,432 |
| Net increase (decrease) in net assets from operations | 2,044 | (32) | 1,029 | 19,810 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,645) | (1,604) | (488) | (782) |
| Increase (decrease) in assets derived from principal transactions | (1,645) | (1,604) | (488) | (782) |
| Total increase (decrease) | 399 | (1,636) | 541 | 19,028 |
| **Net assets at September 30, 2003** | $  10,814 | $  5,751 | $  11,627 | $  164,599 |
| | | | | |
| **Net assets at January 1, 2004** | 11,813 | 4,930 | 12,034 | 188,055 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (117) | (25) | 198 | (1,197) |
| Net realized gain (loss) on investments and capital gains distributions | (251) | - | 42 | 1,139 |
| Net unrealized appreciation (depreciation) of investments | 581 | - | (381) | 9,273 |
| Net increase (decrease) in net assets from operations | 213 | (25) | (141) | 9,215 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,004) | (1,124) | (623) | 14,835 |
| Increase (decrease) in assets derived from principal transactions | (2,004) | (1,124) | (623) | 14,835 |
| Total increase (decrease) | (1,791) | (1,149) | (764) | 24,050 |
| **Net assets at September 30, 2004** | $  10,022 | $  3,781 | $  11,270 | $  212,105 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | Fidelity® VIP Equity-Income | Fidelity® VIP Growth | Fidelity® VIP High Income | Fidelity® VIP Index 500 |
|---|---|---|---|---|
| Net assets at January 1, 2003 | $ 146,420 | $ 98,180 | $ 36,456 | $ 64,190 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,322 | (678) | 2,504 | 328 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (6,532) | (3,683) | 974 | (2,465) |
| Net unrealized appreciation (depreciation) of investments | 23,295 | 21,323 | 4,446 | 10,115 |
| Net increase (decrease) in net assets from operations | 18,085 | 16,962 | 7,924 | 7,978 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (233) | (3,574) | 6,090 | (4,914) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (233) | (3,574) | 6,090 | (4,914) |
| Total increase (decrease) | 17,852 | 13,388 | 14,014 | 3,064 |
| Net assets at September 30, 2003 | $ 164,272 | $ 111,568 | $ 50,470 | $ 67,254 |
| | | | | |
| Net assets at January 1, 2004 | 192,149 | 125,864 | 56,970 | 74,266 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,179 | (826) | 4,097 | 225 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | 1,119 | (980) | 2,303 | (72) |
| Net unrealized appreciation (depreciation) of investments | (359) | (5,361) | (4,736) | 16 |
| Net increase (decrease) in net assets from operations | 1,939 | (7,167) | 1,664 | 169 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5,289 | (6,912) | (9,835) | (7,426) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 5,289 | (6,912) | (9,835) | (7,426) |
| Total increase (decrease) | 7,228 | (14,079) | (8,171) | (7,257) |
| Net assets at September 30, 2004 | $ 199,377 | $ 111,785 | $ 48,799 | $ 67,009 |

*The accompanying notes are an integral part of these financial statements.*

56

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | Fidelity® VIP Investment Grade Bond | Fidelity® VIP Overseas | Franklin Small Cap Value Securities | ING GET Fund - Series D |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 2,890 | $ 6,617 | $ 365 | $ 103,698 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 85 | (4) | (2) | 2,828 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | 74 | 279 | 13 | (846) |
| Net unrealized appreciation (depreciation) of investments | (71) | 1,273 | 38 | (2,156) |
| Net increase (decrease) in net assets from operations | 88 | 1,548 | 49 | (174) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (542) | 1,909 | 58 | (9,131) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (542) | 1,909 | 58 | (9,131) |
| Total increase (decrease) | (454) | 3,457 | 107 | (9,305) |
| **Net assets at September 30, 2003** | $ 2,436 | $ 10,074 | $ 472 | $ 94,393 |
| | | | | |
| **Net assets at January 1, 2004** | 2,244 | 13,904 | 662 | 86,431 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 69 | 41 | (6) | 3,128 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | 74 | 515 | 49 | (8,794) |
| Net unrealized appreciation (depreciation) of investments | (97) | (918) | 55 | 5,596 |
| Net increase (decrease) in net assets from operations | 46 | (362) | 98 | (70) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (203) | (54) | 1,420 | (86,361) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (203) | (54) | 1,420 | (86,361) |
| Total increase (decrease) | (157) | (416) | 1,518 | (86,431) |
| **Net assets at September 30, 2004** | $ 2,087 | $ 13,488 | $ 2,180 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
**(Unaudited)**

| | ING GET Fund - Series E | ING GET Fund - Series G | ING GET Fund - Series H | ING GET Fund - Series I |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 276,397 | $ 163,877 | $ 121,603 | $ 84,079 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7,451 | 4,111 | 3,173 | 1,699 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (437) | (114) | 12 | 106 |
| Net unrealized appreciation (depreciation) of investments | (5,501) | (3,297) | (2,083) | (824) |
| Net increase (decrease) in net assets from operations | 1,513 | 700 | 1,102 | 981 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (25,282) | (17,345) | (12,055) | (7,303) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (25,282) | (17,345) | (12,055) | (7,303) |
| Total increase (decrease) | (23,769) | (16,645) | (10,953) | (6,322) |
| **Net assets at September 30, 2003** | $ 252,628 | $ 147,232 | $ 110,650 | $ 77,757 |
| | | | | |
| **Net assets at January 1, 2004** | 238,886 | 138,281 | 105,009 | 74,750 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 12,966 | 4,158 | 3,140 | 1,906 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (19,910) | (675) | (246) | (80) |
| Net unrealized appreciation (depreciation) of investments | 4,843 | (4,365) | (3,635) | (2,474) |
| Net increase (decrease) in net assets from operations | (2,101) | (882) | (741) | (648) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (236,785) | (20,955) | (16,432) | (11,271) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (236,785) | (20,955) | (16,432) | (11,271) |
| Total increase (decrease) | (238,886) | (21,837) | (17,173) | (11,919) |
| **Net assets at September 30, 2004** | $ - | $ 116,444 | $ 87,836 | $ 62,831 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | ING GET Fund - Series J | ING GET Fund - Series K | ING GET Fund - Series L | ING GET Fund - Series M |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 71,844 | $ 81,260 | $ 75,255 | $ 115,381 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,525 | 1,300 | 1,412 | 2,101 |
| Net realized gain (loss) on investments and capital gains distributions | 142 | 263 | 287 | 786 |
| Net unrealized appreciation (depreciation) of investments | (1,027) | (940) | (555) | (1,080) |
| Net increase (decrease) in net assets from operations | 640 | 623 | 1,144 | 1,807 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8,157) | (7,946) | (6,821) | (14,905) |
| Increase (decrease) in assets derived from principal transactions | (8,157) | (7,946) | (6,821) | (14,905) |
| Total increase (decrease) | (7,517) | (7,323) | (5,677) | (13,098) |
| **Net assets at September 30, 2003** | $ 64,327 | $ 73,937 | $ 69,578 | $ 102,283 |
| **Net assets at January 1, 2004** | 60,090 | 70,505 | 66,868 | 94,718 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,647 | 1,329 | 1,489 | 2,429 |
| Net realized gain (loss) on investments and capital gains distributions | (20) | 97 | 301 | 415 |
| Net unrealized appreciation (depreciation) of investments | (2,033) | (2,038) | (2,347) | (3,740) |
| Net increase (decrease) in net assets from operations | (406) | (612) | (557) | (896) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10,169) | (9,497) | (12,339) | (13,719) |
| Increase (decrease) in assets derived from principal transactions | (10,169) | (9,497) | (12,339) | (13,719) |
| Total increase (decrease) | (10,575) | (10,109) | (12,896) | (14,615) |
| **Net assets at September 30, 2004** | $ 49,515 | $ 60,396 | $ 53,972 | $ 80,103 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | ING GET Fund - Series N | ING GET Fund - Series P | ING GET Fund - Series Q | ING GET Fund - Series R |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 90,143 | $ 76,334 | $ 54,826 | $ 43,556 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 928 | 656 | (761) | (601) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | 78 | 534 | 312 | 203 |
| Net unrealized appreciation (depreciation) of investments | 569 | (72) | 1,683 | 1,482 |
| Net increase (decrease) in net assets from operations | 1,575 | 1,118 | 1,234 | 1,084 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (11,923) | (14,377) | (8,857) | (5,370) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (11,923) | (14,377) | (8,857) | (5,370) |
| Total increase (decrease) | (10,348) | (13,259) | (7,623) | (4,286) |
| **Net assets at September 30, 2003** | $ 79,795 | $ 63,075 | $ 47,203 | $ 39,270 |
| | | | | |
| **Net assets at January 1, 2004** | 76,785 | 58,003 | 44,336 | 38,175 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,342 | 1,121 | 847 | 618 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (6) | 248 | 291 | 250 |
| Net unrealized appreciation (depreciation) of investments | (1,883) | (1,793) | (1,516) | (1,125) |
| Net increase (decrease) in net assets from operations | (547) | (424) | (378) | (257) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10,602) | (7,722) | (4,394) | (3,791) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (10,602) | (7,722) | (4,394) | (3,791) |
| Total increase (decrease) | (11,149) | (8,146) | (4,772) | (4,048) |
| **Net assets at September 30, 2004** | $ 65,636 | $ 49,857 | $ 39,564 | $ 34,127 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | ING GET Fund - Series S | ING GET Fund - Series T | ING GET Fund - Series U | ING GET Fund - Series V |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 53,553 | $ 39,378 | $ 503 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (684) | (491) | (415) | (528) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | 302 | 341 | 696 | (179) |
| Net unrealized appreciation (depreciation) of investments | 1,764 | 1,038 | 1,303 | (2,030) |
| Net increase (decrease) in net assets from operations | 1,382 | 888 | 1,584 | (2,737) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7,420) | (7,493) | 28,623 | 81,119 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (7,420) | (7,493) | 28,623 | 81,119 |
| Total increase (decrease) | (6,038) | (6,605) | 30,207 | 78,382 |
| **Net assets at September 30, 2003** | $ 47,515 | $ 32,773 | $ 30,710 | $ 78,382 |
| | | | | |
| | | | | |
| **Net assets at January 1, 2004** | 44,140 | 32,020 | 30,078 | 74,677 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 474 | 389 | 123 | (315) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | 1,002 | 702 | 1,383 | (71) |
| Net unrealized appreciation (depreciation) of investments | (1,740) | (1,330) | (1,708) | 200 |
| Net increase (decrease) in net assets from operations | (264) | (239) | (202) | (186) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6,262) | (2,839) | (2,558) | (16,605) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (6,262) | (2,839) | (2,558) | (16,605) |
| Total increase (decrease) | (6,526) | (3,078) | (2,760) | (16,791) |
| **Net assets at September 30, 2004** | $ 37,614 | $ 28,942 | $ 27,318 | $ 57,886 |

*The accompanying notes are an integral part of these financial statements.*

61

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | ING VP Balanced | ING VP Emerging Markets | ING VP Intermediate Bond | ING VP Money Market |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 148,868 | $ 649 | $ 164,563 | $ 262,556 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,770 | (7) | 1,266 | 1,888 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (5,405) | (23) | 956 | (1,666) |
| Net unrealized appreciation (depreciation) of investments | 17,549 | 183 | 4,479 | (874) |
| Net increase (decrease) in net assets from operations | 13,914 | 153 | 6,701 | (652) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,989) | (75) | (18,930) | (54,199) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (5,989) | (75) | (18,930) | (54,199) |
| Total increase (decrease) | 7,925 | 78 | (12,229) | (54,851) |
| **Net assets at September 30, 2003** | $ 156,793 | $ 727 | $ 152,334 | $ 207,705 |
| | | | | |
| | | | | |
| **Net assets at January 1, 2004** | 172,818 | 809 | 143,435 | 173,894 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,020 | (8) | 4,889 | 466 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (2,869) | 17 | 5,006 | (344) |
| Net unrealized appreciation (depreciation) of investments | 3,848 | 13 | (6,360) | (638) |
| Net increase (decrease) in net assets from operations | 2,999 | 22 | 3,535 | (516) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,073 | (117) | (5,034) | 23,244 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 3,073 | (117) | (5,034) | 23,244 |
| Total increase (decrease) | 6,072 | (95) | (1,499) | 22,728 |
| **Net assets at September 30, 2004** | $ 178,890 | $ 714 | $ 141,936 | $ 196,622 |

*The accompanying notes are an integral part of these financial statements.*

62

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | ING VP Natural Resources | ING Julius Baer Foreign | ING MFS Total Return | ING T. Rowe Price Equity Income |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 1,567 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (14) | - | - | (1) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (23) | - | - | - |
| Net unrealized appreciation (depreciation) of investments | 170 | - | - | 5 |
| Net increase (decrease) in net assets from operations | 133 | - | - | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (183) | - | 23 | 585 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (183) | - | 23 | 585 |
| Total increase (decrease) | (50) | - | 23 | 589 |
| **Net assets at September 30, 2003** | $ 1,517 | $ - | $ 23 | $ 589 |
| | | | | |
| **Net assets at January 1, 2004** | 1,732 | - | 401 | 704 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | - | (6) | (8) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | 34 | - | 17 | 13 |
| Net unrealized appreciation (depreciation) of investments | 80 | 1 | 12 | 47 |
| Net increase (decrease) in net assets from operations | 116 | 1 | 23 | 52 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (206) | 11 | 708 | 848 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (206) | 11 | 708 | 848 |
| Total increase (decrease) | (90) | 12 | 731 | 900 |
| **Net assets at September 30, 2004** | $ 1,642 | $ 12 | $ 1,132 | $ 1,604 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | ING Aeltus Enhanced Index | ING Alger Aggressive Growth | ING Alger Growth | ING American Century SmallCap Value |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $            - | $        179 | $            9 | $        173 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (2) | (1) | (2) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | 1 | 50 | 7 | 10 |
| Net unrealized appreciation (depreciation) of investments | (1) | 7 | - | 50 |
| Net increase (decrease) in net assets from operations | - | 55 | 6 | 58 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 17 | 180 | 274 | 250 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 17 | 180 | 274 | 250 |
| Total increase (decrease) | 17 | 235 | 280 | 308 |
| **Net assets at September 30, 2003** | $          17 | $        414 | $        289 | $        481 |
| | | | | |
| **Net assets at January 1, 2004** | 6 | 1,017 | 380 | 561 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (6) | (3) | (5) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 56 | 4 | 60 |
| Net unrealized appreciation (depreciation) of investments | (1) | (84) | (31) | (11) |
| Net increase (decrease) in net assets from operations | (1) | (34) | (30) | 44 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 69 | (186) | 51 | 235 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 69 | (186) | 51 | 235 |
| Total increase (decrease) | 68 | (220) | 21 | 279 |
| **Net assets at September 30, 2004** | $          74 | $        797 | $        401 | $        840 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | ING Baron Small Cap Growth | ING Goldman Sachs® Capital Growth | ING JPMorgan International | ING JPMorgan MidCap Value |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 193 | $ 18 | $ 24,044 | $ 87 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | - | 86 | (2) |
| Net realized gain (loss) on investments and capital gains distributions | 25 | - | 3,129 | - |
| Net unrealized appreciation (depreciation) of investments | 54 | 3 | 146 | 44 |
| Net increase (decrease) in net assets from operations | 76 | 3 | 3,361 | 42 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 778 | 1 | 1 | 365 |
| Increase (decrease) in assets derived from principal transactions | 778 | 1 | 1 | 365 |
| Total increase (decrease) | 854 | 4 | 3,362 | 407 |
| **Net assets at September 30, 2003** | $ 1,047 | $ 22 | $ 27,406 | $ 494 |
| | | | | |
| **Net assets at January 1, 2004** | 1,381 | 25 | 34,019 | 678 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12) | (1) | 116 | (6) |
| Net realized gain (loss) on investments and capital gains distributions | 136 | - | 1,671 | 22 |
| Net unrealized appreciation (depreciation) of investments | (9) | 3 | (668) | 52 |
| Net increase (decrease) in net assets from operations | 115 | 2 | 1,119 | 68 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 461 | 256 | 6,221 | 1,009 |
| Increase (decrease) in assets derived from principal transactions | 461 | 256 | 6,221 | 1,009 |
| Total increase (decrease) | 576 | 258 | 7,340 | 1,077 |
| **Net assets at September 30, 2004** | $ 1,957 | $ 283 | $ 41,359 | $ 1,755 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | ING MFS Capital Opportunities | ING MFS Global Growth | ING OpCap Balanced Value | ING PIMCO Total Return |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 35,741 | $ 1 | $ 15 | $ 1,275 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (256) | - | 10 | (16) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (7,102) | 1 | 6 | 55 |
| Net unrealized appreciation (depreciation) of investments | 12,258 | 2 | 5 | 21 |
| Net increase (decrease) in net assets from operations | 4,900 | 3 | 21 | 60 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,633) | 6 | 663 | 993 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (3,633) | 6 | 663 | 993 |
| Total increase (decrease) | 1,267 | 9 | 684 | 1,053 |
| **Net assets at September 30, 2003** | $ 37,008 | $ 10 | $ 699 | $ 2,328 |
| | | | | |
| **Net assets at January 1, 2004** | 39,287 | 5 | 1,250 | 2,613 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (184) | - | 5 | (21) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (436) | 1 | 42 | 42 |
| Net unrealized appreciation (depreciation) of investments | 677 | - | 4 | 47 |
| Net increase (decrease) in net assets from operations | 57 | 1 | 51 | 68 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,005) | - | 661 | 579 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (4,005) | - | 661 | 579 |
| Total increase (decrease) | (3,948) | 1 | 712 | 647 |
| **Net assets at September 30, 2004** | $ 35,339 | $ 6 | $ 1,962 | $ 3,260 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | ING Salomon Brothers Aggressive Growth | ING Salomon Brothers Fundamental Value | ING Salomon Brothers Investors Value | ING T. Rowe Price Growth Equity |
|---|---|---|---|---|
| Net assets at January 1, 2003 | $ 47,008 | $ 5 | $ 14 | $ 58,443 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (491) | 2 | 1 | (514) |
| Net realized gain (loss) on investments and capital gains distributions | (3,295) | 80 | 1 | (1,896) |
| Net unrealized appreciation (depreciation) of investments | 14,333 | (9) | 3 | 11,368 |
| Net increase (decrease) in net assets from operations | 10,547 | 73 | 5 | 8,958 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,949) | 302 | 111 | (1,514) |
| Increase (decrease) in assets derived from principal transactions | (2,949) | 302 | 111 | (1,514) |
| Total increase (decrease) | 7,598 | 375 | 116 | 7,444 |
| Net assets at September 30, 2003 | $ 54,606 | $ 380 | $ 130 | $ 65,887 |
| | | | | |
| Net assets at January 1, 2004 | 58,639 | 1,215 | 179 | 74,887 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (555) | (10) | - | (603) |
| Net realized gain (loss) on investments and capital gains distributions | (105) | 59 | 22 | 273 |
| Net unrealized appreciation (depreciation) of investments | 770 | (77) | (28) | (1,063) |
| Net increase (decrease) in net assets from operations | 110 | (28) | (6) | (1,393) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,746) | 282 | 191 | (4,371) |
| Increase (decrease) in assets derived from principal transactions | (5,746) | 282 | 191 | (4,371) |
| Total increase (decrease) | (5,636) | 254 | 185 | (5,764) |
| Net assets at September 30, 2004 | $ 53,003 | $ 1,469 | $ 364 | $ 69,123 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | ING UBS U.S. Allocation | ING UBS U.S. Large Cap Equity | ING Van Kampen Comstock | ING VP Strategic Allocation Balanced |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 40,669 | $ 319 | $ 14,344 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (153) | (3) | 84 |
| Net realized gain (loss) on investments and capital gains distributions | - | (1,808) | - | (424) |
| Net unrealized appreciation (depreciation) of investments | 1 | 6,336 | 66 | 1,594 |
| Net increase (decrease) in net assets from operations | 1 | 4,375 | 63 | 1,254 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | (5,309) | 355 | (800) |
| Increase (decrease) in assets derived from principal transactions | - | (5,309) | 355 | (800) |
| Total increase (decrease) | 1 | (934) | 418 | 454 |
| **Net assets at September 30, 2003** | $ 1 | $ 39,735 | $ 737 | $ 14,798 |
| | | | | |
| **Net assets at January 1, 2004** | 53 | 42,940 | 899 | 16,937 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (77) | (9) | 59 |
| Net realized gain (loss) on investments and capital gains distributions | 1 | (237) | 44 | 52 |
| Net unrealized appreciation (depreciation) of investments | - | 1,438 | 45 | 146 |
| Net increase (decrease) in net assets from operations | - | 1,124 | 80 | 257 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 55 | (3,396) | 829 | 2,593 |
| Increase (decrease) in assets derived from principal transactions | 55 | (3,396) | 829 | 2,593 |
| Total increase (decrease) | 55 | (2,272) | 909 | 2,850 |
| **Net assets at September 30, 2004** | $ 108 | $ 40,668 | $ 1,808 | $ 19,787 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
**(Unaudited)**

| | ING VP Strategic Allocation Growth | ING VP Strategic Allocation Income | ING VP Growth and Income | ING GET U.S. Core - Series 1 |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 11,257 | $ 20,088 | $ 415,966 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 264 | (3,350) | (36) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (244) | (277) | (55,769) | 1 |
| Net unrealized appreciation (depreciation) of investments | 1,549 | 1,231 | 100,018 | 115 |
| Net increase (decrease) in net assets from operations | 1,307 | 1,218 | 40,899 | 80 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 852 | (2,390) | (42,595) | 26,125 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 852 | (2,390) | (42,595) | 26,125 |
| Total increase (decrease) | 2,159 | (1,172) | (1,696) | 26,205 |
| **Net assets at September 30, 2003** | $ 13,416 | $ 18,916 | $ 414,270 | $ 26,205 |
| | | | | |
| **Net assets at January 1, 2004** | 14,808 | 19,422 | 455,361 | 25,945 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 21 | 163 | 395 | (185) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | 38 | 30 | (28,174) | 152 |
| Net unrealized appreciation (depreciation) of investments | 112 | 143 | 18,536 | (90) |
| Net increase (decrease) in net assets from operations | 171 | 336 | (9,243) | (123) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (608) | (1,681) | (42,680) | (2,444) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (608) | (1,681) | (42,680) | (2,444) |
| Total increase (decrease) | (437) | (1,345) | (51,923) | (2,567) |
| **Net assets at September 30, 2004** | $ 14,371 | $ 18,077 | $ 403,438 | $ 23,378 |

*The accompanying notes are an integral part of these financial statements.*

69

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

|  | ING GET U.S. Core - Series 2 | ING GET U.S. Core - Series 3 | ING GET U.S. Core - Series 4 | ING GET U.S. Core - Series 5 |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) of investments | - | - | - | - |
| Net increase (decrease) in net assets from operations | (1) | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,293 | - | - | - |
| Increase (decrease) in assets derived from principal transactions | 1,293 | - | - | - |
| Total increase (decrease) | 1,292 | - | - | - |
| **Net assets at September 30, 2003** | $ 1,292 | $ - | $ - | $ - |
| **Net assets at January 1, 2004** | 24,501 | 1,965 | - | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (298) | (645) | (53) | (11) |
| Net realized gain (loss) on investments and capital gains distributions | 58 | (109) | 2 | - |
| Net unrealized appreciation (depreciation) of investments | 216 | (700) | 140 | (7) |
| Net increase (decrease) in net assets from operations | (24) | (1,454) | 89 | (18) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,558) | 56,140 | 8,210 | 5,049 |
| Increase (decrease) in assets derived from principal transactions | (2,558) | 56,140 | 8,210 | 5,049 |
| Total increase (decrease) | (2,582) | 54,686 | 8,299 | 5,031 |
| **Net assets at September 30, 2004** | $ 21,919 | $ 56,651 | $ 8,299 | $ 5,031 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | ING GET U.S. Core - Series 6 | ING VP Global Science and Technology | ING VP Growth | ING VP Index Plus LargeCap |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 6,564 | $ 28,286 | $ 154,417 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (69) | (250) | 308 |
| Net realized gain (loss) on investments and capital gains distributions | - | (979) | (1,298) | (6,464) |
| Net unrealized appreciation (depreciation) of investments | - | 2,771 | 6,110 | 22,997 |
| Net increase (decrease) in net assets from operations | - | 1,723 | 4,562 | 16,841 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 1,481 | (2,766) | (5,833) |
| Increase (decrease) in assets derived from principal transactions | - | 1,481 | (2,766) | (5,833) |
| Total increase (decrease) | - | 3,204 | 1,796 | 11,008 |
| **Net assets at September 30, 2003** | $ - | $ 9,768 | $ 30,082 | $ 165,425 |
| | | | | |
| **Net assets at January 1, 2004** | - | 13,372 | 32,091 | 186,926 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (55) | (104) | (221) | 170 |
| Net realized gain (loss) on investments and capital gains distributions | 2 | 1,330 | (286) | (67) |
| Net unrealized appreciation (depreciation) of investments | 44 | (3,293) | (773) | 380 |
| Net increase (decrease) in net assets from operations | (9) | (2,067) | (1,280) | 483 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 99,783 | (1,950) | (3,885) | (11,450) |
| Increase (decrease) in assets derived from principal transactions | 99,783 | (1,950) | (3,885) | (11,450) |
| Total increase (decrease) | 99,774 | (4,017) | (5,165) | (10,967) |
| **Net assets at September 30, 2004** | $ 99,774 | $ 9,355 | $ 26,926 | $ 175,959 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
**(Unaudited)**

| | ING VP Index Plus MidCap | ING VP Index Plus SmallCap | ING VP International Equity | ING VP Small Company |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 11,779 | $ 4,275 | $ 5,228 | $ 52,158 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (17) | (18) | 13 | (356) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (754) | (391) | 486 | (4,271) |
| Net unrealized appreciation (depreciation) of investments | 2,690 | 1,082 | 231 | 16,524 |
| Net increase (decrease) in net assets from operations | 1,919 | 673 | 730 | 11,897 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,522) | 409 | 149 | 3,709 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (1,522) | 409 | 149 | 3,709 |
| Total increase (decrease) | 397 | 1,082 | 879 | 15,606 |
| **Net assets at September 30, 2003** | $ 12,176 | $ 5,357 | $ 6,107 | $ 67,764 |
| | | | | |
| **Net assets at January 1, 2004** | 15,032 | 6,712 | 8,924 | 80,458 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (34) | (33) | 33 | (504) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | 201 | 495 | 457 | 1,110 |
| Net unrealized appreciation (depreciation) of investments | 378 | 54 | (369) | (1,061) |
| Net increase (decrease) in net assets from operations | 545 | 516 | 121 | (455) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 266 | 312 | 1,794 | (2,095) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 266 | 312 | 1,794 | (2,095) |
| Total increase (decrease) | 811 | 828 | 1,915 | (2,550) |
| **Net assets at September 30, 2004** | $ 15,843 | $ 7,540 | $ 10,839 | $ 77,908 |

*The accompanying notes are an integral part of these financial statements.*

72

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | ING VP Value Opportunity | ING VP Growth Opportunities - Class I | ING VP Growth Opportunities - Class S | ING VP International Value |
|---|---|---|---|---|
| Net assets at January 1, 2003 | $ 17,001 | $ 384 | $ 125 | $ 404 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (21) | (2) | (2) | 6 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (740) | (1) | (15) | (10) |
| Net unrealized appreciation (depreciation) of investments | 2,343 | 20 | 57 | 139 |
| Net increase (decrease) in net assets from operations | 1,582 | 17 | 40 | 135 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,313) | (381) | 381 | 504 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (1,313) | (381) | 381 | 504 |
| Total increase (decrease) | 269 | (364) | 421 | 639 |
| **Net assets at September 30, 2003** | $ 17,270 | $ 20 | $ 546 | $ 1,043 |
| **Net assets at January 1, 2004** | 18,645 | 49 | 853 | 1,199 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12) | - | (3) | 7 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (339) | 7 | 117 | 31 |
| Net unrealized appreciation (depreciation) of investments | 614 | (4) | (79) | 19 |
| Net increase (decrease) in net assets from operations | 263 | 3 | 35 | 57 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,093) | (52) | (888) | 955 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (3,093) | (52) | (888) | 955 |
| Total increase (decrease) | (2,830) | (49) | (853) | 1,012 |
| **Net assets at September 30, 2004** | $ 15,815 | $ - | $ - | $ 2,211 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
**(Unaudited)**

| | ING VP MagnaCap - Class I | ING VP MagnaCap - Class S | ING VP MidCap Opportunities - Class I | ING VP MidCap Opportunities - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 27 | $ 490 | $ 76 | $ 2,583 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (2) | (5) | (33) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (4) | (50) | 119 | (176) |
| Net unrealized appreciation (depreciation) of investments | 8 | 116 | 59 | 795 |
| Net increase (decrease) in net assets from operations | 4 | 64 | 173 | 586 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1 | 105 | 967 | 1,642 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 1 | 105 | 967 | 1,642 |
| Total increase (decrease) | 5 | 169 | 1,140 | 2,228 |
| **Net assets at September 30, 2003** | $ 32 | $ 659 | $ 1,216 | $ 4,811 |
| | | | | |
| **Net assets at January 1, 2004** | 42 | 928 | 905 | 6,818 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | (4) | (86) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | - | (5) | 134 | 228 |
| Net unrealized appreciation (depreciation) of investments | - | 11 | (128) | (576) |
| Net increase (decrease) in net assets from operations | - | 5 | 2 | (434) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 72 | 444 | (367) | 2,801 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 72 | 444 | (367) | 2,801 |
| Total increase (decrease) | 72 | 449 | (365) | 2,367 |
| **Net assets at September 30, 2004** | $ 114 | $ 1,377 | $ 540 | $ 9,185 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | ING VP Real Estate | ING VP SmallCap Opportunities - Class R | ING VP SmallCap Opportunities - Class S | Janus Aspen Balanced |
|---|---|---|---|---|
| Net assets at January 1, 2003 | $ - | $ 58 | $ 1,772 | $ 197,825 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (20) | 612 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | - | - | (457) | (2,096) |
| Net unrealized appreciation (depreciation) of investments | - | 10 | 888 | 12,344 |
| Net increase (decrease) in net assets from operations | - | 10 | 411 | 10,860 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 1,182 | 851 | (19,104) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | - | 1,182 | 851 | (19,104) |
| Total increase (decrease) | - | 1,192 | 1,262 | (8,244) |
| **Net assets at September 30, 2003** | $ - | $ 1,250 | $ 3,034 | $ 189,581 |
| **Net assets at January 1, 2004** | - | 1,392 | 4,528 | 186,531 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (2) | (46) | (270) |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | - | (4) | 344 | 314 |
| Net unrealized appreciation (depreciation) of investments | 1 | 11 | (620) | 1,783 |
| Net increase (decrease) in net assets from operations | 1 | 5 | (322) | 1,827 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 396 | (1,241) | 204 | (30,704) |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 396 | (1,241) | 204 | (30,704) |
| Total increase (decrease) | 397 | (1,236) | (118) | (28,877) |
| **Net assets at September 30, 2004** | $ 397 | $ 156 | $ 4,410 | $ 157,654 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | Janus Aspen Flexible Income | | Janus Aspen Growth | | Janus Aspen MidCap Growth | | Janus Aspen Worldwide Growth | |
|---|---|---|---|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ | 28,392 | $ | 98,503 | $ | 77,233 | $ | 198,280 |
| | | | | | | | | |
| **Increase (decrease) in net assets** | | | | | | | | |
| Operations: | | | | | | | | |
| Net investment income (loss) | | 392 | | (902) | | (701) | | (167) |
| Net realized gain (loss) on investments | | | | | | | | |
| and capital gains distributions | | 478 | | (4,237) | | (5,299) | | (11,407) |
| Net unrealized appreciation (depreciation) of investments | | 429 | | 18,981 | | 20,561 | | 26,759 |
| Net increase (decrease) in net assets from operations | | 1,299 | | 13,842 | | 14,561 | | 15,185 |
| Changes from principal transactions: | | | | | | | | |
| Total unit transactions | | (4,250) | | (12,935) | | (8,935) | | (28,337) |
| Increase (decrease) in assets derived from principal | | | | | | | | |
| transactions | | (4,250) | | (12,935) | | (8,935) | | (28,337) |
| Total increase (decrease) | | (2,951) | | 907 | | 5,626 | | (13,152) |
| **Net assets at September 30, 2003** | $ | 25,441 | $ | 99,410 | $ | 82,859 | $ | 185,128 |
| | | | | | | | | |
| **Net assets at January 1, 2004** | | 22,158 | | 105,326 | | 88,717 | | 190,923 |
| | | | | | | | | |
| **Increase (decrease) in net assets** | | | | | | | | |
| Operations: | | | | | | | | |
| Net investment income (loss) | | 288 | | (853) | | (772) | | (809) |
| Net realized gain (loss) on investments | | | | | | | | |
| and capital gains distributions | | 506 | | (670) | | 1,286 | | (3,418) |
| Net unrealized appreciation (depreciation) of investments | | (448) | | (4,056) | | 2,762 | | (5,925) |
| Net increase (decrease) in net assets from operations | | 346 | | (5,579) | | 3,276 | | (10,152) |
| Changes from principal transactions: | | | | | | | | |
| Total unit transactions | | (5,685) | | (16,666) | | (10,652) | | (31,593) |
| Increase (decrease) in assets derived from principal | | | | | | | | |
| transactions | | (5,685) | | (16,666) | | (10,652) | | (31,593) |
| Total increase (decrease) | | (5,339) | | (22,245) | | (7,376) | | (41,745) |
| **Net assets at September 30, 2004** | $ | 16,819 | $ | 83,081 | $ | 81,341 | $ | 149,178 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | Lord Abbett Growth and Income | Lord Abbett MidCap Value | MFS® Strategic Income | MFS® Total Return |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 422 | $ 474 | $ 2,720 | $ 91,725 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (6) | (5) | 125 | 722 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (11) | (22) | 49 | (780) |
| Net unrealized appreciation (depreciation) of investments | 105 | 119 | 5 | 6,834 |
| Net increase (decrease) in net assets from operations | 88 | 92 | 179 | 6,776 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,100 | 416 | (312) | 1,258 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 1,100 | 416 | (312) | 1,258 |
| Total increase (decrease) | 1,188 | 508 | (133) | 8,034 |
| **Net assets at September 30, 2003** | $ 1,610 | $ 982 | $ 2,587 | $ 99,759 |
| | | | | |
| **Net assets at January 1, 2004** | 3,110 | 1,217 | 2,524 | 110,405 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (34) | (11) | 101 | 797 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | 244 | 69 | 52 | 126 |
| Net unrealized appreciation (depreciation) of investments | (263) | 73 | (81) | 2,399 |
| Net increase (decrease) in net assets from operations | (53) | 131 | 72 | 3,322 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,397 | 1,308 | (199) | 11,056 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 2,397 | 1,308 | (199) | 11,056 |
| Total increase (decrease) | 2,344 | 1,439 | (127) | 14,378 |
| **Net assets at September 30, 2004** | $ 5,454 | $ 2,656 | $ 2,397 | $ 124,783 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | Oppenheimer Aggressive Growth | Oppenheimer Global Securities | Oppenheimer Main Street® | Oppenheimer Strategic Bond |
|---|---|---|---|---|
| Net assets at January 1, 2003 | $ 23,930 | $ 15,177 | $ 48,801 | $ 32,735 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (241) | (24) | (18) | 1,949 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (982) | (915) | (1,463) | 427 |
| Net unrealized appreciation (depreciation) of investments | 5,312 | 4,027 | 7,275 | 1,793 |
| Net increase (decrease) in net assets from operations | 4,089 | 3,088 | 5,794 | 4,169 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,280) | 1,400 | 2,211 | 2,300 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (1,280) | 1,400 | 2,211 | 2,300 |
| Total increase (decrease) | 2,809 | 4,488 | 8,005 | 6,469 |
| Net assets at September 30, 2003 | $ 26,739 | $ 19,665 | $ 56,806 | $ 39,204 |
| | | | | |
| Net assets at January 1, 2004 | 29,115 | 29,539 | 65,121 | 42,500 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (288) | 118 | (97) | 1,896 |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | 9 | 354 | (2) | 586 |
| Net unrealized appreciation (depreciation) of investments | 1,834 | (81) | (283) | (1,334) |
| Net increase (decrease) in net assets from operations | 1,555 | 391 | (382) | 1,148 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,539) | 7,720 | (425) | 5,563 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | (1,539) | 7,720 | (425) | 5,563 |
| Total increase (decrease) | 16 | 8,111 | (807) | 6,711 |
| Net assets at September 30, 2004 | $ 29,131 | $ 37,650 | $ 64,314 | $ 49,211 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | PIMCO VIT Real Return | Pioneer Equity Income VCT | Pioneer Fund VCT | Pioneer MidCap Value VCT |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 153 | $ 1 | $ 30 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 2 | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | (8) | - | 10 |
| Net unrealized appreciation (depreciation) of investments | - | 24 | - | 7 |
| Net increase (decrease) in net assets from operations | - | 18 | - | 17 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 49 | (1) | 261 |
| Increase (decrease) in assets derived from principal transactions | - | 49 | (1) | 261 |
| Total increase (decrease) | - | 67 | (1) | 278 |
| **Net assets at September 30, 2003** | $ - | $ 220 | $ - | $ 308 |
| | | | | |
| **Net assets at January 1, 2004** | - | 253 | 4 | 739 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 5 | - | (4) |
| Net realized gain (loss) on investments and capital gains distributions | - | 24 | - | 80 |
| Net unrealized appreciation (depreciation) of investments | 1 | - | - | 49 |
| Net increase (decrease) in net assets from operations | 1 | 29 | - | 125 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 112 | 461 | 6 | 1,233 |
| Increase (decrease) in assets derived from principal transactions | 112 | 461 | 6 | 1,233 |
| Total increase (decrease) | 113 | 490 | 6 | 1,358 |
| **Net assets at September 30, 2004** | $ 113 | $ 743 | $ 10 | $ 2,097 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Statements of Changes in Net Assets
### For the nine months ended September 30, 2004 and 2003
*(Dollars in thousands)*
### (Unaudited)

| | Prudential Jennison | SP William Blair International Growth | UBS U.S. Allocation | Wanger U.S. Smaller Companies |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 427 | $ 214 | $ 9,725 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (5) | (10) | - |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | (4) | 72 | (165) | - |
| Net unrealized appreciation (depreciation) of investments | 84 | 48 | 1,374 | - |
| Net increase (decrease) in net assets from operations | 75 | 115 | 1,199 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 249 | 721 | (255) | - |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 249 | 721 | (255) | - |
| Total increase (decrease) | 324 | 836 | 944 | - |
| **Net assets at September 30, 2003** | $ 751 | $ 1,050 | $ 10,669 | $ - |
| | | | | |
| **Net assets at January 1, 2004** | 859 | 3,269 | 11,708 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (9) | (37) | (26) | - |
| Net realized gain (loss) on investments | | | | |
| and capital gains distributions | 67 | 197 | 12 | - |
| Net unrealized appreciation (depreciation) of investments | (88) | (133) | 184 | 3 |
| Net increase (decrease) in net assets from operations | (30) | 27 | 170 | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 267 | 1,396 | (1,385) | 72 |
| Increase (decrease) in assets derived from principal | | | | |
| transactions | 267 | 1,396 | (1,385) | 72 |
| Total increase (decrease) | 237 | 1,423 | (1,215) | 75 |
| **Net assets at September 30, 2004** | $ 1,096 | $ 4,692 | $ 10,493 | $ 75 |

*The accompanying notes are an integral part of these financial statements.*

80

## 1. Organization

ING Life Insurance and Annuity Company Variable Annuity Account B (the "Account") was established by ING Insurance Company of America ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The account is sold exclusively for use with variable annuity Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At September 30, 2004, the Account had 120 investment divisions (the "Divisions"), 52 of which invest in independently managed mutual funds and 68 of which invest in mutual funds managed by affiliates, either ING Investments, LLC or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at September 30, 2004, and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I
    Shares
  AIM V.I. Core Equity Fund - Series I Shares
  AIM V.I. Government Securities Fund - Series I
    Shares
  AIM V.I. Growth Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series I Shares
Alger American Funds:
  Alger American Balanced Portfolio
  Alger American Income & Growth Portfolio
  Alger American Leveraged AllCap Portfolio
AllianceBernstein Variable Products Series Fund,
  Inc.:
  AllianceBernstein VPSF Growth and Income
    Class A
  AllianceBernstein VPSF Premier Growth Class A
  AllianceBernstein VPSF Quasar Class A

American Century® Investments:
  American Century® VP Balanced Fund
  American Century® VP International Fund
Calvert Social Balanced Portfolio
Federated Insurance Series:
  Federated American Leaders Fund II
  Federated Capital Income Fund II
  Federated Equity Income Fund II
  Federated Fund for U.S. Government Securities II
  Federated Growth Strategies Fund II
  Federated High Income Bond Fund II
  Federated International Equity Fund II
  Federated Mid Cap Growth Strategies Fund II**
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products Fund:
  Fidelity® VIP *Asset Manager*℠ Portfolio - Initial
    Class

Fidelity® Variable Insurance Products Fund (continued):
Fidelity® VIP Contrafund® Portfolio - Initial Class
Fidelity® VIP Equity-Income Portfolio - Initial Class
Fidelity® VIP Growth Portfolio - Initial Class
Fidelity® VIP High Income Portfolio - Initial Class
Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Fidelity® VIP Overseas Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund - Class 2
ING GET Fund:
ING GET Fund - Series G
ING GET Fund - Series H
ING GET Fund - Series I
ING GET Fund - Series J
ING GET Fund - Series K
ING GET Fund - Series L
ING GET Fund - Series M
ING GET Fund - Series N
ING GET Fund - Series P
ING GET Fund - Series Q
ING GET Fund - Series R
ING GET Fund - Series S
ING GET Fund - Series T
ING GET Fund - Series U
ING GET Fund - Series V*
ING VP Balanced Portfolio, Inc. - Class I
ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust
ING Investors Trust:
ING Julius Baer Foreign Portfolio - Service Class**
ING MFS Total Return Portfolio - Service Class*
ING T. Rowe Price Equity Income Portfolio - Service Class*
ING Partners, Inc.:
ING Aeltus Enhanced Index Portfolio - Service Class*
ING Alger Aggressive Growth Portfolio - Service Class
ING Alger Growth Portfolio - Service Class

ING Partners, Inc. (continued):
ING American Century Small Cap Value Portfolio - Service Class
ING Baron Small Cap Growth Portfolio - Service Class
ING Goldman Sachs® Capital Growth Portfolio - Service Class
ING JPMorgan International Portfolio - Initial Class
ING JPMorgan Mid Cap Value Portfolio - Service Class
ING MFS Capital Opportunities Portfolio - Initial Class
ING MFS Global Growth Portfolio - Service Class
ING MFS Research Equity Portfolio - Initial Class
ING OpCap Balanced Value Portfolio - Service Class
ING PIMCO Total Return Portfolio - Service Class
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
ING Salomon Brothers Fundamental Value Portfolio - Service Class
ING Salomon Brothers Investors Value Portfolio - Service Class
ING T. Rowe Price Growth Equity Portfolio - Initial Class
ING UBS Tactical Asset Allocation Portfolio - Service Class
ING Van Kampen Comstock Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Balanced Portfolio - Class I
ING VP Strategic Allocation Growth Portfolio - Class I
ING VP Strategic Allocation Income Portfolio - Class I
ING Variable Funds:
ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 1*
ING GET U.S. Core Portfolio - Series 2*
ING GET U.S. Core Portfolio - Series 3*
ING GET U.S. Core Portfolio - Series 4**
ING GET U.S. Core Portfolio - Series 5**
ING GET U.S. Core Portfolio - Series 6**

ING Variable Portfolios, Inc.:
  ING VP Growth Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Global Science and Technology
    Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP International Value Portfolio – Class I
  ING VP MagnaCap Portfolio - Class I
  ING VP MagnaCap Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP MidCap Opportunities Portfolio -
    Class S
  ING VP Real Estate Portfolio - Class I**
  ING VP SmallCap Opportunities Portfolio -
    Class I
  ING VP SmallCap Opportunities Portfolio -
    Class S
Janus Aspen Series:
  Janus Aspen Balanced Portfolio - Inst Shares
  Janus Aspen Flexible Income Portfolio - Inst
    Shares
  Janus Aspen Growth Portfolio - Inst Shares
  Janus Aspen Mid Cap Growth Portfolio - Inst
    Shares
  Janus Aspen Worldwide Growth Portfolio - Inst
    Shares

Lord Abbett Funds:
  Lord Abbett Growth and Income Portfolio
  Lord Abbett Mid-Cap Value Portfolio
MFS® Funds:
  MFS ® Strategic Income Series
  MFS® Total Return Series - Initial Class
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street® Fund/VA
  Oppenheimer Strategic Bond Fund/VA
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer Fund VCT Portfolio - Class I
  Pioneer Mid Cap Value VCT Portfolio - Class I
PIMCO VIT Real Return Portfolio - Admin Class**
Prudential Series Fund, Inc.:
  Jennison Portfolio - Class II Shares
  SP William Blair International Growth Portfolio -
    Class II Shares
Wanger Advisors Trust:
  Wanger U.S. Smaller Companies
UBS Series Trust:
  UBS Tactical Allocation Portfolio - Class I

\*   Investment Division added in 2003
\*\* Investment Division added in 2004

The names of certain Divisions were changed during 2004.  The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
| --- | --- |
| ING VP Balanced Portfolio, Inc. - Class I | ING VP Balanced Portfolio, Inc. - Class R |
| ING VP Intermediate Bond Portfolio - Class I | ING VP Bond Portfolio - Class R |
| ING VP Money Market Portfolio - Class I | ING VP Money Market Portfolio - Class R |
| ING Partners, Inc.: | ING Partners, Inc.: |
|     ING UBS U.S. Allocation Portfolio |     ING UBS Tactical Allocation Portfolio - Service Class |
|     ING UBS U.S. Large Cap Equity Portfolio - Initial Class |     ING MFS Research Equity Portfolio - Initial Class |
| ING Strategic Allocation Portfolios, Inc.: | ING Generations Portfolio, Inc.: |
|     ING VP Strategic Allocation Balanced Portfolio - Class I |     ING VP Strategic Allocation Balanced Portfolio - Class R |
|     ING VP Strategic Allocation Growth Portfolio - Class I |     ING VP Strategic Allocation Growth Portfolio - Class R |
|     ING VP Strategic Allocation Income Portfolio - Class I |     ING VP Strategic Allocation Income Portfolio - Class R |
| ING Variable Funds: | ING Variable Funds: |
|     ING VP Growth and Income Portfolio - Class I |     ING VP Growth and Income Portfolio - Class R |
| ING Variable Portfolios, Inc.: | ING Variable Portfolios, Inc.: |
|     ING VP Growth Portfolio - Class I |     ING VP Growth Portfolio - Class R |
|     ING VP Index Plus LargeCap Portfolio - Class I |     ING VP Index Plus LargeCap Portfolio - Class R |
|     ING VP Index Plus MidCap Portfolio - Class I |     ING VP Index Plus MidCap Portfolio - Class R |
|     ING VP Index Plus SmallCap Portfolio - Class I |     ING VP Index Plus SmallCap Portfolio - Class R |
|     ING VP International Equity Portfolio - Class I |     ING VP International Equity Portfolio - Class R |
|     ING VP Small Company Portfolio - Class I |     ING VP Small Company Portfolio - Class R |
|     ING VP Global Science and Technology Portfolio - Class I |     ING VP Technology Portfolio - Class R |
|     ING VP Value Opportunity Portfolio - Class I |     ING VP Value Opportunity Portfolio - Class R |
| ING Variable Products Trust: | ING Variable Products Trust: |
|     ING VP International Value Portfolio - Class I |     ING VP International Value Portfolio - Class R |
|     ING VP MagnaCap Portfolio - Class I |     ING VP MagnaCap Portfolio - Class R |
|     ING VP MidCap Opportunities Portfolio - Class I |     ING VP MidCap Opportunities Portfolio - Class R |
|     ING VP SmallCap Opportunities Portfolio - Class I |     ING VP SmallCap Opportunities Portfolio - Class R |
| MFS® Funds: | MFS® Funds: |
|     MFS® Strategic Income Series |     MFS® Global Governments Series |

2. **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

*Investments*

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex–distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined by specific identification. The difference between cost and current market value is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of ILIAC.

*Annuity Reserves*

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are recorded in the financial statements at the aggregate account values of the Contractholders invested in the Account Divisions. Annuity reserves held in the Account for currently payable contracts are computed according to the Progressive Annuity, a49, 1971 Individual Annuity Mortality, 1971 Group Annuity Mortality, 1983a, and 1983 Group Annuity Mortality tables using various assumed interest rates not to exceed seven percent. Mortality experience is monitored by the Company. Charges to annuity reserves for mortality experience are reimbursed to the Company if the reserves required are less than originally estimated. If additional reserves are required, the Company reimburses the Account. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

## 3. Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of up to 1.90% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contract.

*Administrative Charges*

A daily charge at an annual rate of up to 0.50% of the assets attributable to the Contracts is deducted, as specified in the Contract.

*Contract Maintenance Charges*

An annual contract or certificate maintenance fee of up to $20 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge is imposed as a percentage that ranges up to 7% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the Contractowner's state of residence and currently ranges up to 4.0% of premiums.

**4.     Related Party Transactions**

During the nine months ended September 30, 2004, management fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING Balanced Portfolio, Inc., ING VP Emerging Markets Fund, ING VP Natural Resources Trust, ING VP Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING VP Intermediate Bond Portfolio, ING Variable Portfolios, Inc., and ING Variable Products Trust.  The annual fee rate ranged from 0.25% to 1.00% of the average net assets of each respective Fund or Fund of the Trust.  In addition, management fees were paid to ILIAC, an affiliate, in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.50% to 1.00% of the average net assets of each respective Fund of the Trust.

## 5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

| | Nine months ended September 30 | | | |
| --- | --- | --- | --- | --- |
| | 2004 | | 2003 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in Thousands)* | | | |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Capital Appreciation | $ 591 | $ 2,787 | $ 1,482 | $ 2,340 |
| AIM V.I. Core Equity | 2,401 | 6,688 | 2,142 | 3,490 |
| AIM V.I. Government Securities | 3,310 | 4,377 | 5,703 | 13,588 |
| AIM V.I. Growth | 1,016 | 2,420 | 793 | 2,327 |
| AIM V.I. Premier Equity | 245 | 6,461 | 916 | 6,485 |
| Alger American Funds: | | | | |
| Alger American Balanced | 171 | 572 | 130 | 545 |
| Alger American Income & Growth | 105 | 1,427 | 67 | 810 |
| Alger American Leveraged AllCap | 22 | 1,363 | 2 | 843 |
| AllianceBernstein Variable Products | | | | |
| Series Fund, Inc.: | | | | |
| AllianceBernstein VPSF Growth and Income | 9,355 | 2,279 | 5,160 | 3,078 |
| AllianceBernstein VPSF Premier Growth | 985 | 1,248 | 1,444 | 1,162 |
| AllianceBernstein VPSF Quasar | 1,874 | 1,631 | 2,021 | 540 |
| American Century® Investments: | | | | |
| American Century® VP Balanced | 64 | 274 | 40 | 171 |
| American Century® VP International | 8 | 167 | 20 | 414 |
| Calvert Social Balanced | 239 | 401 | 365 | 355 |
| Federated Insurance Series: | | | | |
| Federated American Leaders | 1,165 | 10,315 | 1,093 | 8,652 |
| Federated Capital Income | 358 | 1,492 | 518 | 1,378 |
| Federated Equity Income | 310 | 2,481 | 554 | 1,735 |
| Federated Fund for U.S. Government Securities | 1,201 | 3,836 | 1,153 | 3,051 |
| Federated High Income Bond | 2,446 | 5,813 | 1,542 | 3,370 |
| Federated International Equity | 61 | 1,124 | 230 | 1,034 |
| Federated Mid Cap Growth Strategies | 46 | 2,167 | 348 | 2,100 |
| Federated Prime Money | 923 | 2,072 | 2,015 | 3,651 |
| Fidelity® Variable Insurance Products Fund: | | | | |
| Fidelity® VIP *Asset Manager*$^{SM}$ | 1,156 | 1,581 | 1,416 | 1,613 |
| Fidelity® VIP Contrafund® | 23,688 | 10,050 | 18,890 | 20,367 |
| Fidelity® VIP Equity-Income | 25,324 | 18,123 | 32,776 | 31,687 |
| Fidelity® VIP Growth | 6,333 | 14,071 | 7,005 | 11,257 |
| Fidelity® VIP High Income | 11,624 | 17,362 | 24,025 | 15,431 |
| Fidelity® VIP Index 500 | 2,780 | 9,981 | 6,273 | 10,859 |
| Fidelity® VIP Investment Grade Bond | 211 | 279 | 221 | 638 |
| Fidelity® VIP Overseas | 6,783 | 6,796 | 18,024 | 16,119 |

| | Nine months ended September 30 | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in Thousands)* | | | |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities | $ 1,594 | $ 180 | $ 311 | $ 255 |
| ING GET Fund: | | | | |
| ING GET Fund - Series D | 3,233 | 86,466 | 4,043 | 10,346 |
| ING GET Fund - Series E | 15,758 | 239,577 | 10,996 | 28,827 |
| ING GET Fund - Series G | 5,931 | 22,728 | 6,123 | 19,357 |
| ING GET Fund - Series H | 4,437 | 17,729 | 4,789 | 13,671 |
| ING GET Fund - Series I | 2,795 | 12,160 | 2,874 | 8,478 |
| ING GET Fund - Series J | 2,510 | 11,032 | 2,414 | 9,046 |
| ING GET Fund - Series K | 2,416 | 10,584 | 2,775 | 9,421 |
| ING GET Fund - Series L | 2,474 | 13,324 | 3,075 | 8,484 |
| ING GET Fund - Series M | 3,742 | 15,032 | 4,188 | 16,992 |
| ING GET Fund - Series N | 3,220 | 12,480 | 2,259 | 13,254 |
| ING GET Fund - Series P | 1,932 | 8,533 | 1,839 | 15,560 |
| ING GET Fund - Series Q | 1,844 | 5,391 | 692 | 10,310 |
| ING GET Fund - Series R | 1,197 | 4,370 | 124 | 6,095 |
| ING GET Fund - Series S | 1,978 | 7,151 | 81 | 8,185 |
| ING GET Fund - Series T | 1,405 | 3,357 | 258 | 8,242 |
| ING GET Fund - Series U | 1,821 | 3,065 | 42,784 | 14,576 |
| ING GET Fund - Series V | 741 | 17,661 | 84,510 | 3,919 |
| ING VP Balanced | 19,550 | 14,457 | 10,926 | 15,145 |
| ING VP Intermediate Bond | 32,736 | 29,299 | 17,595 | 35,259 |
| ING VP Emerging Markets | - | 125 | - | 82 |
| ING VP Money Market | 144,850 | 121,140 | 219,984 | 272,295 |
| ING VP Natural Resources | 80 | 284 | 29 | 226 |
| ING Investors Trust: | | | | |
| ING Julius Baer Foreign | 11 | - | - | - |
| ING MFS Total Return | 992 | 290 | 23 | - |
| ING T. Rowe Price Equity Income | 929 | 89 | 584 | - |
| ING Partners, Inc.: | | | | |
| ING Aeltus Enhanced Index | 106 | 37 | 43 | 26 |
| ING Alger Aggressive Growth | 637 | 829 | 2,485 | 2,307 |
| ING Alger Growth | 106 | 58 | 1,112 | 839 |
| ING American Century Small Cap Value | 428 | 191 | 336 | 88 |
| ING Baron Small Cap Growth | 1,071 | 622 | 954 | 179 |
| ING Goldman Sachs® Capital Growth | 257 | 2 | 5 | 4 |
| ING JPMorgan International | 18,404 | 12,067 | 142,565 | 142,478 |
| ING JPMorgan Mid Cap Value | 1,094 | 89 | 371 | 8 |
| ING MFS Capital Opportunities | 1,508 | 5,697 | 19,652 | 23,541 |
| ING MFS Global Growth | 113 | 113 | 10 | 4 |

| | Nine months ended September 30 | | | |
| | 2004 | | 2003 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in Thousands)* | | | |
|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | |
|   ING OpCap Balanced Value | $ 1,006 | $ 340 | $ 720 | $ 47 |
|   ING PIMCO Total Return | 1,171 | 579 | 1,829 | 839 |
|   ING Salomon Brothers Aggressive Growth | 3,843 | 10,144 | 8,839 | 12,279 |
|   ING Salomon Brothers Fundamental Value | 819 | 547 | 20,944 | 20,640 |
|   ING Salomon Brothers Investors Value | 378 | 187 | 130 | 18 |
|   ING T. Rowe Price Growth Equity | 4,971 | 9,945 | 7,345 | 9,373 |
|   ING UBS U.S. Allocation | 75 | 21 | 1 | - |
|   ING UBS U.S. Large Cap Equity | 2,941 | 6,414 | 689 | 6,151 |
|   ING Van Kampen Comstock | 991 | 163 | 452 | 100 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
|   ING VP Strategic Allocation Balanced | 5,187 | 2,535 | 1,569 | 2,285 |
|   ING VP Strategic Allocation Growth | 1,305 | 1,892 | 2,004 | 1,150 |
|   ING VP Strategic Allocation Income | 2,143 | 3,661 | 1,803 | 3,929 |
| ING Variable Funds: | | | | |
|   ING VP Growth and Income | 13,171 | 55,456 | 11,405 | 57,350 |
| ING Variable Insurance Trust: | | | | |
|   ING GET U.S. Core Portfolio - Series 1 | 192 | 2,795 | 26,932 | 843 |
|   ING GET U.S. Core Portfolio - Series 2 | 45 | 2,901 | 1,293 | 1 |
|   ING GET U.S. Core Portfolio - Series 3 | 62,472 | 6,977 | - | - |
|   ING GET U.S. Core Portfolio - Series 4 | 8,662 | 505 | - | - |
|   ING GET U.S. Core Portfolio - Series 5 | 5,078 | 40 | - | - |
|   ING GET U.S. Core Portfolio - Series 6 | 110,744 | 11,016 | - | - |
| ING Variable Portfolios, Inc.: | | | | |
|   ING VP Global Science and Technology | 6,344 | 8,398 | 7,259 | 5,847 |
|   ING VP Growth | 1,190 | 5,296 | 2,329 | 5,345 |
|   ING VP Index Plus LargeCap | 15,263 | 26,543 | 23,450 | 28,975 |
|   ING VP Index Plus MidCap | 2,185 | 1,953 | 6,676 | 8,215 |
|   ING VP Index Plus SmallCap | 2,379 | 2,062 | 2,066 | 1,675 |
|   ING VP International Equity | 4,669 | 2,842 | 13,033 | 12,871 |
|   ING VP Small Company | 14,924 | 17,523 | 26,575 | 23,222 |
|   ING VP Value Opportunity | 1,252 | 4,357 | 1,146 | 2,480 |
| ING Variable Products Trust: | | | | |
|   ING VP Growth Opportunities - Class R | 5 | 57 | 179 | 562 |
|   ING VP Growth Opportunities - Class S | 121 | 1,012 | 453 | 74 |
|   ING VP International Value | 1,091 | 129 | 575 | 65 |
|   ING VP MagnaCap - Class I | 73 | 1 | 20 | 19 |
|   ING VP MagnaCap - Class S | 626 | 183 | 259 | 156 |
|   ING VP MidCap Opportunities - Class I | 591 | 962 | 3,688 | 2,726 |
|   ING VP MidCap Opportunities - Class S | 4,246 | 1,531 | 2,503 | 894 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| | Nine months ended September 30 | | | |
| | 2004 | | 2003 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in Thousands)* | | | |
| ING Variable Products Trust (continued): | | | | |
| ING VP Real Estate | $ 396 | $ - | $ - | $ - |
| ING VP SmallCap Opportunities - Class I | 92 | 1,335 | 1,229 | 47 |
| ING VP SmallCap Opportunities - Class S | 1,696 | 1,538 | 1,676 | 845 |
| Janus Aspen Series: | | | | |
| Janus Aspen Balanced | 2,548 | 33,522 | 7,035 | 25,527 |
| Janus Aspen Flexible Income | 1,919 | 7,173 | 3,941 | 7,799 |
| Janus Aspen Growth | 1,682 | 19,201 | 2,480 | 16,317 |
| Janus Aspen Mid Cap Growth | 2,184 | 13,608 | 21,886 | 31,522 |
| Janus Aspen Worldwide Growth | 6,973 | 39,375 | 9,345 | 37,849 |
| Lord Abbett Series Fund, Inc.: | | | | |
| Lord Abbett Growth and Income | 4,019 | 1,656 | 1,181 | 87 |
| Lord Abbett Mid-Cap Value | 1,589 | 292 | 587 | 176 |
| MFS® Funds: | | | | |
| MFS ® Strategic Income | 512 | 610 | 991 | 1,178 |
| MFS® Total Return | 17,821 | 5,968 | 9,224 | 7,244 |
| Oppenheimer Variable Account Funds: | | | | |
| Oppenheimer Aggressive Growth | 2,405 | 4,232 | 2,404 | 3,925 |
| Oppenheimer Global Securities | 12,220 | 4,382 | 6,863 | 5,487 |
| Oppenheimer Main Street® | 8,495 | 9,017 | 8,513 | 6,320 |
| Oppenheimer Strategic Bond | 13,496 | 6,037 | 12,308 | 8,059 |
| PIMCO VIT Real Estate Return | 112 | - | - | - |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Equity Income VCT | 593 | 127 | 106 | 55 |
| Pioneer Fund VCT | 6 | - | - | 1 |
| Pioneer Mid Cap Value VCT | 1,661 | 417 | 324 | 63 |
| Prudential Series Fund, Inc.: | | | | |
| Prudential Jennison | 585 | 327 | 556 | 312 |
| SP William Blair International Growth | 2,775 | 1,416 | 2,264 | 1,548 |
| UBS Series Trust: | | | | |
| UBS Tactical Allocation | 514 | 1,925 | 446 | 711 |
| Wanger Advisors Trust: | | | | |
| Wanger U.S. Smaller Companies | 77 | 5 | - | - |

## 6. Changes in Units

The changes in units outstanding were as follows:

|  | Nine months ended September 30 | |
|---|---|---|
|  | **2004** | **2003** |
|  | **Net Units Issued (Redeemed)** | **Net Units Issued (Redeemed)** |
| AIM Variable Insurance Funds: |  |  |
| AIM V.I. Capital Appreciation | (239,997) | (165,078) |
| AIM V.I. Core Equity | (332,122) | (264,183) |
| AIM V.I. Government Securities | (79,266) | (636,295) |
| AIM V.I. Growth | (169,656) | (304,954) |
| AIM V.I. Premier Equity | (701,641) | (731,796) |
| Alger American Funds: |  |  |
| Alger American Balanced | (16,813) | (19,524) |
| Alger American Income & Growth | (58,697) | (38,271) |
| Alger American Leveraged AllCap | (55,634) | (40,546) |
| AllianceBernstein Variable Products Series Fund, Inc.: |  |  |
| AllianceBernstein VPSF Growth and Income | 684,117 | 209,322 |
| AllianceBernstein VPSF Premier Growth | (33,477) | 57,525 |
| AllianceBernstein VPSF Quasar | 26,562 | 234,481 |
| American Century® Investments: |  |  |
| American Century® VP Balanced | (11,917) | (9,645) |
| American Century® VP International | (10,467) | (32,903) |
| Calvert Social Balanced | (11,768) | 3,199 |
| Federated Insurance Series: |  |  |
| Federated American Leaders | (397,374) | (412,838) |
| Federated Capital Income | (104,271) | (112,718) |
| Federated Equity Income | (179,992) | (125,484) |
| Federated Fund for U.S. Government Securities | (192,706) | (147,273) |
| Federated High Income Bond | (259,348) | (199,862) |
| Federated International Equity | (69,998) | (68,996) |
| Federated Mid Cap Growth | (105,651) | (118,123) |
| Federated Prime Money | (89,327) | (126,848) |
| Fidelity® Variable Insurance Products Fund: |  |  |
| Fidelity® VIP *Asset Manager*℠ | (35,736) | (30,502) |
| Fidelity® VIP Contrafund® | 1,255,519 | 136,213 |
| Fidelity® VIP Equity-Income | 744,042 | 71,863 |
| Fidelity® VIP Growth | (233,244) | (132,677) |
| Fidelity® VIP High Income | (970,089) | 821,204 |
| Fidelity® VIP Index 500 | (372,010) | (322,202) |
| Fidelity® VIP Investment Grade Bond | (12,556) | (34,407) |
| Fidelity® VIP Overseas | (14,997) | 166,327 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| | Nine months ended September 30 | |
| | 2004 | 2003 |
| | Net Units Issued (Redeemed) | Net Units Issued (Redeemed) |
| --- | --- | --- |
| Franklin Templeton Variable Insurance Products Trust: | | |
| Franklin Small Cap Value Securities | 109,031 | 6,326 |
| ING GET Fund: | | |
| ING GET Fund - Series D | (8,494,083) | (900,966) |
| ING GET Fund - Series E | (23,038,215) | (2,461,880) |
| ING GET Fund - Series G | (2,051,905) | (1,699,009) |
| ING GET Fund - Series H | (1,584,601) | (1,170,263) |
| ING GET Fund - Series I | (1,101,081) | (716,010) |
| ING GET Fund - Series J | (1,002,416) | (803,738) |
| ING GET Fund - Series K | (942,320) | (782,770) |
| ING GET Fund - Series L | (1,212,898) | (676,468) |
| ING GET Fund - Series M | (1,353,382) | (1,472,136) |
| ING GET Fund - Series N | (1,033,222) | (1,167,187) |
| ING GET Fund - Series P | (763,207) | (1,425,272) |
| ING GET Fund - Series Q | (423,111) | (868,220) |
| ING GET Fund - Series R | (360,690) | (521,334) |
| ING GET Fund - Series S | (599,605) | (719,790) |
| ING GET Fund - Series T | (270,821) | (723,715) |
| ING GET Fund - Series U | (241,175) | 2,929,405 |
| ING GET Fund - Series V | (1,696,129) | 8,109,586 |
| ING VP Balanced | 441,041 | (327,738) |
| ING VP Intermediate Bond | (259,294) | (1,086,922) |
| ING VP Emerging Markets | (12,781) | (12,086) |
| ING VP Money Market | 2,435,479 | (4,075,284) |
| ING VP Natural Resources | (14,418) | (15,508) |
| ING Investors Trust: | | |
| ING Julius Baer Foreign | 1,179 | - |
| ING MFS Total Return | 61,422 | 2,186 |
| ING T. Rowe Price Equity Income | 68,034 | 54,368 |
| ING Partners, Inc.: | | |
| ING Aeltus Enhanced Index | 6,596 | 1,860 |
| ING Alger Aggressive Growth | (17,780) | 20,143 |
| ING Alger Growth | 4,541 | 32,058 |
| ING American Century Small Cap Value | 20,519 | 28,581 |
| ING Baron Small Cap Growth | 35,671 | 78,104 |
| ING Goldman Sachs® Capital Growth | 26,410 | 130 |
| ING JPMorgan International | 671,872 | 122,026 |
| ING JPMorgan Mid Cap Value | 78,650 | 34,084 |
| ING MFS Capital Opportunities | (323,152) | (360,616) |

| | Nine months ended September 30 | |
| --- | --- | --- |
| | **2004** | **2003** |
| | **Net Units Issued (Redeemed)** | **Net Units Issued (Redeemed)** |
| ING Partners, Inc. (continued): | | |
| ING MFS Global Growth | 106 | 899 |
| ING OpCap Balanced Value | 59,230 | 68,855 |
| ING PIMCO Total Return | 51,253 | 92,043 |
| ING Salomon Brothers Aggressive Growth | (451,480) | (337,936) |
| ING Salomon Brothers Fundamental Value | 24,745 | 39,471 |
| ING Salomon Brothers Investors Value | 18,015 | 12,563 |
| ING T. Rowe Price Growth Equity | (199,650) | (141,066) |
| ING UBS U.S. Allocation | 5,188 | 94 |
| ING UBS U.S. Large Cap Equity | (271,816) | (552,522) |
| ING Van Kampen Comstock | 74,693 | 38,270 |
| ING Strategic Allocation Portfolios, Inc.: | | |
| ING VP Strategic Allocation Balanced | 137,513 | (74,476) |
| ING VP Strategic Allocation Growth | (40,408) | (1,842) |
| ING VP Strategic Allocation Income | (98,291) | (172,278) |
| ING Variable Funds: | | |
| ING VP Growth and Income | (1,882,445) | (2,762,299) |
| ING Variable Insurance Trust: | | |
| ING GET U.S. Core Portfolio - Series 1 | (236,108) | 2,619,876 |
| ING GET U.S. Core Portfolio - Series 2 | (253,175) | 129,241 |
| ING GET U.S. Core Portfolio - Series 3 | 5,617,133 | - |
| ING GET U.S. Core Portfolio - Series 4 | 822,584 | - |
| ING GET U.S. Core Portfolio - Series 5 | 504,808 | - |
| ING GET U.S. Core Portfolio - Series 6 | 9,977,731 | - |
| ING Variable Portfolios, Inc.: | | |
| ING VP Global Science and Technology | (654,832) | 433,629 |
| ING VP Growth | (378,571) | (253,625) |
| ING VP Index Plus LargeCap | (750,583) | (1,099,177) |
| ING VP Index Plus MidCap | 14,153 | (103,028) |
| ING VP Index Plus SmallCap | 25,099 | 24,378 |
| ING VP International Equity | 223,345 | 34,430 |
| ING VP Small Company | (114,374) | 275,036 |
| ING VP Value Opportunity | (183,936) | (96,669) |
| ING Variable Products Trust: | | |
| ING VP Growth Opportunities - Class R | (5,668) | (61,489) |
| ING VP Growth Opportunities - Class S | (120,422) | 62,437 |
| ING VP International Value | 91,940 | 62,234 |
| ING VP MagnaCap - Class I | 7,967 | 158 |
| ING VP MagnaCap - Class S | 48,853 | 12,590 |

|  | Nine months ended September 30 | |
|  | 2004 | 2003 |
|  | Net Units Issued (Redeemed) | Net Units Issued (Redeemed) |
| --- | --- | --- |
| ING Variable Products Trust (continued): |  |  |
| ING VP MidCap Opportunities - Class I | (37,617) | 132,614 |
| ING VP MidCap Opportunities - Class S | 319,581 | 224,796 |
| ING VP Real Estate | 33,545 | - |
| ING VP SmallCap Opportunities - Class I | (177,796) | 189,670 |
| ING VP SmallCap Opportunities - Class S | 26,048 | 147,701 |
| Janus Aspen Series: |  |  |
| Janus Aspen Balanced | (1,752,348) | (1,326,035) |
| Janus Aspen Flexible Income | (291,075) | (223,810) |
| Janus Aspen Growth | (1,313,056) | (1,166,244) |
| Janus Aspen Mid Cap Growth | (794,707) | (989,070) |
| Janus Aspen Worldwide Growth | (2,156,286) | (2,327,607) |
| Lord Abbett Series Funds, Inc.: |  |  |
| Lord Abbett Growth and Income | 223,170 | 50,980 |
| Lord Abbett Mid-Cap Value | 117,710 | 124,072 |
| MFS® Funds: |  |  |
| MFS ® Strategic Income | (15,465) | (24,078) |
| MFS® Total Return | 919,396 | 139,496 |
| Oppenheimer Variable Account Funds: |  |  |
| Oppenheimer Aggressive Growth | (171,364) | (220,966) |
| Oppenheimer Global Securities | 437,129 | 82,310 |
| Oppenheimer Main Street® | 19,711 | 47,401 |
| Oppenheimer Strategic Bond | 413,208 | 183,232 |
| PIMCO VIT Real Return | 10,710 | - |
| Pioneer Variable Contracts Trust: |  |  |
| Pioneer Equity Income VCT | 45,127 | 5,816 |
| Pioneer Fund VCT | 654 | (147) |
| Pioneer Mid Cap Value VCT | 98,531 | 26,064 |
| Prudential Series Fund, Inc.: |  |  |
| Prudential Jennison | 34,093 | 36,701 |
| SP William Blair International Growth | 174,400 | 114,166 |
| UBS Series Trust: |  |  |
| UBS Tactical Allocation | (160,638) | (38,734) |
| Wanger Advisors Trust |  |  |
| Wanger U.S. Smaller Companies | 7,340 | - |

## 7. Unit Summary

A summary of units outstanding at December 31, 2004 follows:

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Capital Appreciation** | | | |
| Currently payable annuity contracts: | | | $       873,976 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 4,717.298 | $    8.41 | 39,672 |
| Non-Qualified V (0.75) | 44,403.829 | 8.64 | 383,649 |
| Non-Qualified XII | 997.732 | 8.62 | 8,600 |
| Non-Qualified XIII | 395,933.341 | 9.10 | 3,602,993 |
| Non-Qualified XIV | 524,566.168 | 8.93 | 4,684,376 |
| Non-Qualified XV | 267,130.010 | 8.85 | 2,364,101 |
| Non-Qualified XVI | 186,435.212 | 5.29 | 986,242 |
| Non-Qualified XVIII | 150,171.664 | 5.20 | 780,893 |
| Non-Qualified XIX | 203,644.995 | 5.23 | 1,065,063 |
| | 1,778,000.249 | | $    14,789,565 |
| **AIM V.I. Core Equity** | | | |
| Currently payable annuity contracts: | | | $     4,521,426 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 46,777.075 | $    7.75 | 362,522 |
| Non-Qualified V (0.75) | 94,569.153 | 7.97 | 753,716 |
| Non-Qualified IX | 854.196 | 7.65 | 6,535 |
| Non-Qualified XII | 1,267.930 | 7.94 | 10,067 |
| Non-Qualified XIII | 746,322.391 | 9.51 | 7,097,526 |
| Non-Qualified XIV | 1,167,162.042 | 9.34 | 10,901,293 |
| Non-Qualified XV | 420,725.751 | 9.25 | 3,891,713 |
| Non-Qualified XVI | 177,295.506 | 6.39 | 1,132,918 |
| Non-Qualified XVIII | 87,775.670 | 6.27 | 550,353 |
| Non-Qualified XIX | 290,733.551 | 6.31 | 1,834,529 |
| Non-Qualified XX | 720.630 | 11.94 | 8,604 |
| | 3,034,203.895 | | $    31,071,202 |
| **AIM V.I. Government Securities** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 344,305.540 | $   12.52 | $     4,310,705 |
| Non-Qualified XIV | 400,679.717 | 12.36 | 4,952,401 |
| Non-Qualified XV | 167,197.694 | 12.27 | 2,051,516 |
| Non-Qualified XVI | 96,912.499 | 11.82 | 1,145,506 |
| Non-Qualified XVIII | 54,781.662 | 11.61 | 636,015 |
| Non-Qualified XIX | 96,005.150 | 11.68 | 1,121,340 |
| | 1,159,882.262 | | $    14,217,483 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Growth** | | | |
| Currently payable annuity contracts: | | | $ 1,087,938 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 9,044.056 | $ 5.30 | 47,933.00 |
| Non-Qualified V (0.75) | 69,343.574 | 5.45 | 377,922 |
| Non-Qualified IX | 4,167.224 | 5.23 | 21,795 |
| Non-Qualified XII | 1,479.371 | 5.43 | 8,033 |
| Non-Qualified XIII | 638,608.287 | 6.43 | 4,106,251 |
| Non-Qualified XIV | 974,134.762 | 6.31 | 6,146,790 |
| Non-Qualified XV | 306,975.443 | 6.25 | 1,918,597 |
| Non-Qualified XVI | 218,820.977 | 4.22 | 923,425 |
| Non-Qualified XVIII | 135,941.081 | 4.14 | 562,796 |
| Non-Qualified XIX | 254,260.606 | 4.17 | 1,060,267 |
| Non-Qualified XX | 974.346 | 11.68 | 11,380 |
| | 2,613,749.727 | | $ 16,273,127 |
| **AIM V.I. Premier Equity** | | | |
| Currently payable annuity contracts: | | | $ 2,090,105 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 6,586.474 | $ 6.88 | 45,315 |
| Non-Qualified V (0.75) | 70,985.592 | 7.07 | 501,868 |
| Non-Qualified XII | 1,439.396 | 7.05 | 10,148 |
| Non-Qualified XIII | 1,044,044.398 | 8.28 | 8,644,688 |
| Non-Qualified XIV | 1,753,854.769 | 8.13 | 14,258,839 |
| Non-Qualified XV | 647,100.351 | 8.05 | 5,209,158 |
| Non-Qualified XVI | 247,760.222 | 6.20 | 1,536,113 |
| Non-Qualified XVIII | 113,422.275 | 6.08 | 689,607 |
| Non-Qualified XIX | 430,807.991 | 6.12 | 2,636,545 |
| | 4,316,001.468 | | $ 35,622,386 |
| **Alger American Balanced** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 77,443.680 | $ 24.35 | $ 1,885,754 |
| | 77,443.680 | | $ 1,885,754 |
| **Alger American Income & Growth** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 233,156.172 | $ 21.54 | $ 5,022,184 |
| | 233,156.172 | | $ 5,022,184 |
| **Alger American Leveraged AllCap** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 221,730.880 | $ 21.98 | $ 4,873,645 |
| Non-Qualified VIII | 28.194 | 16.23 | 458 |
| | 221,759.074 | | $ 4,874,103 |

97

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AllianceBernstein VPSF Growth and Income** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 1,276,633.828 | $ 10.32 | $ 13,174,861 |
| Non-Qualified XIV | 1,361,761.002 | 10.18 | 13,862,727 |
| Non-Qualified XV | 511,620.776 | 10.11 | 5,172,486 |
| Non-Qualified XVI | 458,337.126 | 10.38 | 4,757,539 |
| Non-Qualified XVIII | 121,956.157 | 10.19 | 1,242,733 |
| Non-Qualified XIX | 396,646.255 | 10.26 | 4,069,591 |
| | 4,126,955.144 | | $ 42,279,937 |
| **AllianceBernstein VPSF Premier Growth** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 383,191.398 | $ 5.14 | $ 1,969,604 |
| Non-Qualified XIV | 334,793.254 | 5.07 | 1,697,402 |
| Non-Qualified XV | 128,272.132 | 5.04 | 646,492 |
| Non-Qualified XVI | 153,428.338 | 5.42 | 831,582 |
| Non-Qualified XVIII | 66,573.934 | 5.32 | 354,173 |
| Non-Qualified XIX | 268,603.626 | 5.36 | 1,439,715 |
| | 1,334,862.682 | | $ 6,938,968 |
| **AllianceBernstein Small Cap Growth** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 148,399.913 | $ 8.17 | $ 1,212,427 |
| Non-Qualified XIV | 165,430.491 | 8.06 | 1,333,370 |
| Non-Qualified XV | 38,660.928 | 8.01 | 309,674 |
| Non-Qualified XVI | 45,102.506 | 7.24 | 326,542 |
| Non-Qualified XVIII | 74,257.602 | 7.11 | 527,972 |
| Non-Qualified XIX | 54,234.217 | 7.15 | 387,775 |
| | 526,085.657 | | $ 4,097,760 |
| **American Century® VP Balanced** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 66,156.715 | $ 18.56 | $ 1,227,869 |
| | 66,156.715 | | $ 1,227,869 |
| **American Century® VP International** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 82,761.320 | $ 14.38 | $ 1,190,108 |
| Non-Qualified VIII | 181.718 | 13.12 | 2,384 |
| | 82,943.038 | | $ 1,192,492 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Calvert Social Balanced** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 7,731.688 | $ 20.61 | $ 159,350 |
| Non-Qualified V (0.75) | 13,135.135 | 21.51 | 282,537 |
| Non-Qualified VII | 73,486.596 | 11.44 | 840,687 |
| Non-Qualified VIII | 71,425.865 | 11.56 | 825,683 |
| Non-Qualified XX | 390.615 | 11.74 | 4,586 |
| | 166,169.899 | | $ 2,112,843 |
| **Federated American Leaders** | | | |
| Currently payable annuity contracts: | | | $ 57,643 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 1,811,913.383 | $ 23.31 | 42,235,701 |
| Non-Qualified VIII | 2,122.363 | 16.86 | 35,783 |
| | 1,814,035.746 | | $ 42,329,127 |
| **Federated Capital Income** | | | |
| Currently payable annuity contracts: | | | $ 13,324 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 401,005.993 | $ 13.03 | 5,225,108 |
| Non-Qualified VIII | 62.471 | 10.89 | 680 |
| | 401,068.464 | | $ 5,239,112 |
| **Federated Equity Income** | | | |
| Currently payable annuity contracts: | | | $ 78,011 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 704,284.371 | $ 12.58 | 8,859,897 |
| | 704,284.371 | | $ 8,937,908 |
| **Federated Fund for US Gov't Securities** | | | |
| Currently payable annuity contracts: | | | $ 2,422 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 441,951.627 | $ 15.75 | 6,960,738 |
| | 441,951.627 | | $ 6,963,160 |
| **Federated High Income Bond** | | | |
| Currently payable annuity contracts: | | | $ 15,783 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 710,144.968 | $ 17.11 | 12,150,580 |
| Non-Qualified VIII | 50.356 | 14.62 | 736 |
| | 710,195.324 | | $ 12,167,099 |
| **Federated International Equity** | | | |
| Currently payable annuity contracts: | | | $ 32,074 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 392,020.175 | $ 14.10 | 5,527,484 |
| Non-Qualified VIII | 121.697 | 13.07 | 1,591 |
| | 392,141.872 | | $ 5,561,149 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Federated Mid Cap Growth Strategies** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 521,713.599 | $ 19.21 | $ 10,022,118 |
| | 521,713.599 | | $ 10,022,118 |
| | | | |
| **Federated Prime Money** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 302,249.280 | $ 12.51 | $ 3,781,138 |
| | 302,249.280 | | $ 3,781,138 |
| | | | |
| **Fidelity® VIP Asset Manager<sup>SM</sup>** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 517,240.907 | $ 18.05 | $ 9,336,198 |
| Non-Qualified VIII | 127,723.110 | 15.14 | 1,933,728 |
| | 644,964.017 | | $ 11,269,926 |
| | | | |
| **Fidelity® VIP Contrafund®** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 535,706.433 | $ 23.03 | $ 12,337,319 |
| Non-Qualified V (0.75) | 885,149.983 | 24.04 | 21,279,006 |
| Non-Qualified VII | 2,817,905.375 | 25.29 | 71,264,827 |
| Non-Qualified VIII | 604,206.414 | 20.40 | 12,325,811 |
| Non-Qualified IX | 30,204.646 | 22.60 | 682,625 |
| Non-Qualified X | 15,508.039 | 23.03 | 357,150 |
| Non-Qualified XII | 55,191.971 | 13.40 | 739,572 |
| Non-Qualified XIII | 2,791,262.952 | 12.51 | 34,918,700 |
| Non-Qualified XIV | 2,760,829.239 | 12.27 | 33,875,375 |
| Non-Qualified XV | 1,055,792.999 | 12.16 | 12,838,443 |
| Non-Qualified XVI | 498,689.001 | 9.66 | 4,817,336 |
| Non-Qualified XVIII | 118,796.000 | 9.48 | 1,126,186 |
| Non-Qualified XIX | 535,996.186 | 9.54 | 5,113,404 |
| Non-Qualified XX | 33,410.554 | 12.85 | 429,326 |
| | 12,738,649.792 | | $ 212,105,080 |
| | | | |
| **Fidelity® VIP Equity-Income** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 532,072.257 | $ 19.60 | $ 10,428,616 |
| Non-Qualified V (0.75) | 904,690.031 | 20.47 | 18,519,005 |
| Non-Qualified VII | 3,286,007.916 | 23.30 | 76,563,984 |
| Non-Qualified VIII | 776,279.788 | 16.83 | 13,064,789 |
| Non-Qualified IX | 16,623.564 | 19.24 | 319,837 |
| Non-Qualified X | 33,180.827 | 19.60 | 650,344 |
| Non-Qualified XII | 13,178.473 | 11.68 | 153,925 |
| Non-Qualified XIII | 2,288,019.737 | 11.36 | 25,991,904 |
| Non-Qualified XIV | 2,668,528.997 | 11.15 | 29,754,098 |
| Non-Qualified XV | 914,503.523 | 11.04 | 10,096,119 |
| Non-Qualified XVI | 615,902.292 | 10.59 | 6,522,405 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income (continued)** | | | |
| Non-Qualified XVIII | 130,662.895 | $ 10.40 | $ 1,358,894 |
| Non-Qualified XIX | 554,527.429 | 10.46 | 5,800,357 |
| Non-Qualified XX | 12,433.803 | 12.29 | 152,811 |
| | 12,746,611.532 | | $ 199,377,088 |
| **Fidelity® VIP Growth** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 409,688.156 | $ 15.89 | $ 6,509,945 |
| Non-Qualified V (0.75) | 682,059.429 | 16.59 | 11,315,366 |
| Non-Qualified VII | 2,035,175.328 | 21.66 | 44,081,898 |
| Non-Qualified VIII | 506,161.950 | 14.45 | 7,314,040 |
| Non-Qualified IX | 11,327.506 | 15.60 | 176,709 |
| Non-Qualified X | 13,511.634 | 15.89 | 214,700 |
| Non-Qualified XII | 19,871.669 | 10.01 | 198,915 |
| Non-Qualified XIII | 2,015,010.174 | 7.84 | 15,797,680 |
| Non-Qualified XIV | 1,650,126.095 | 7.72 | 12,738,973 |
| Non-Qualified XV | 569,454.786 | 7.66 | 4,362,024 |
| Non-Qualified XVI | 796,621.039 | 5.90 | 4,700,064 |
| Non-Qualified XVIII | 199,642.020 | 5.79 | 1,155,927 |
| Non-Qualified XIX | 539,525.122 | 5.83 | 3,145,431 |
| Non-Qualified XX | 6,337.840 | 11.54 | 73,139 |
| | 9,454,512.748 | | $ 111,784,811 |
| **Fidelity® VIP High Income** | | | |
| Currently payable annuity contracts: | | | $ 2,728,477 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 1,273,071.298 | $ 12.39 | 15,773,353 |
| Non-Qualified VIII | 396,557.619 | 11.20 | 4,441,445 |
| Non-Qualified XIII | 1,110,597.469 | 8.64 | 9,595,562 |
| Non-Qualified XIV | 1,054,943.889 | 8.48 | 8,945,924 |
| Non-Qualified XV | 393,688.060 | 8.40 | 3,306,980 |
| Non-Qualified XVI | 208,114.600 | 9.76 | 2,031,198 |
| Non-Qualified XVIII | 57,487.456 | 9.58 | 550,730 |
| Non-Qualified XIX | 147,863.474 | 9.64 | 1,425,404 |
| | 4,642,323.865 | | $ 48,799,073 |
| **Fidelity® VIP Index 500** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 2,764,311.458 | $ 20.37 | $ 56,309,024 |
| Non-Qualified VIII | 625,345.336 | 17.11 | 10,699,659 |
| | 3,389,656.794 | | $ 67,008,683 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Investment Grade Bond** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 126,818.910 | $ 16.42 | $ 2,082,367 |
| Non-Qualified VIII | 280.926 | 16.12 | 4,529 |
| | 127,099.836 | | $ 2,086,896 |
| **Fidelity® VIP Overseas** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 116,083.506 | $ 13.26 | $ 1,539,267 |
| Non-Qualified V (0.75) | 327,785.109 | 13.84 | 4,536,546 |
| Non-Qualified VII | 458,473.416 | 14.50 | 6,647,865 |
| Non-Qualified VIII | 52,956.657 | 12.38 | 655,603 |
| Non-Qualified IX | 1,851.109 | 13.02 | 24,101 |
| Non-Qualified X | 2,467.370 | 13.26 | 32,717 |
| Non-Qualified XII | 160.976 | 9.63 | 1,550 |
| Non-Qualified XX | 4,201.160 | 11.89 | 49,952 |
| | 963,979.303 | | $ 13,487,601 |
| **Franklin Small Cap Value Securities** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 45,929.926 | $ 13.18 | $ 605,356 |
| Non-Qualified V (0.75) | 112,124.915 | 13.39 | 1,501,353 |
| Non-Qualified IX | 1,867.219 | 13.08 | 24,423 |
| Non-Qualified XII | 30.455 | 13.37 | 407 |
| Non-Qualified XX | 3,697.660 | 13.19 | 48,772 |
| | 163,650.175 | | $ 2,180,311 |
| **ING GET Fund - Series G** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 128,375.559 | $ 10.26 | $ 1,317,133 |
| Non-Qualified V (0.75) | 50,746.221 | 10.52 | 533,850 |
| Non-Qualified VII | 1,532,984.804 | 10.05 | 15,406,497 |
| Non-Qualified VIII | 162,166.665 | 10.13 | 1,642,748 |
| Non-Qualified X | 10,041.544 | 10.27 | 103,127 |
| Non-Qualified XIII | 3,040,570.469 | 10.29 | 31,287,470 |
| Non-Qualified XIV | 4,420,532.280 | 10.13 | 44,779,992 |
| Non-Qualified XV | 2,126,715.757 | 10.05 | 21,373,493 |
| | 11,472,133.299 | | $ 116,444,310 |
| **ING GET Fund - Series H** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 71,447.371 | $ 10.41 | $ 743,767 |
| Non-Qualified V (0.75) | 45,566.030 | 10.66 | 485,734 |
| Non-Qualified VII | 945,440.111 | 10.21 | 9,652,944 |
| Non-Qualified VIII | 76,430.993 | 10.28 | 785,711 |
| Non-Qualified IX | 365.511 | 10.28 | 3,757 |
| Non-Qualified XIII | 2,793,775.271 | 10.43 | 29,139,076 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET Fund - Series H (continued)** | | | |
| Non-Qualified XIV | 3,062,666.414 | $ 10.28 | $ 31,484,211 |
| Non-Qualified XV | 1,522,080.973 | 10.21 | 15,540,447 |
| | 8,517,772.674 | | $ 87,835,647 |
| **ING GET Fund - Series I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 199,191.453 | $ 10.11 | $ 2,013,826 |
| Non-Qualified VIII | 13,213.252 | 10.18 | 134,511 |
| Non-Qualified XIII | 2,023,113.285 | 10.32 | 20,878,529 |
| Non-Qualified XIV | 2,360,674.248 | 10.18 | 24,031,664 |
| Non-Qualified XV | 1,560,094.443 | 10.11 | 15,772,555 |
| | 6,156,286.681 | | $ 62,831,085 |
| **ING GET Fund - Series J** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 122,436.508 | $ 10.03 | $ 1,228,038 |
| Non-Qualified VIII | 31,345.594 | 10.10 | 316,590 |
| Non-Qualified XIII | 1,476,885.475 | 10.23 | 15,108,538 |
| Non-Qualified XIV | 2,057,147.792 | 10.10 | 20,777,193 |
| Non-Qualified XV | 1,204,834.770 | 10.03 | 12,084,493 |
| | 4,892,650.139 | | $ 49,514,852 |
| **ING GET Fund - Series K** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 38,916.027 | $ 10.08 | $ 392,274 |
| Non-Qualified VIII | 4,913.805 | 10.14 | 49,826 |
| Non-Qualified XIII | 1,120,233.389 | 10.27 | 11,504,797 |
| Non-Qualified XIV | 1,245,513.172 | 10.14 | 12,629,504 |
| Non-Qualified XV | 722,977.893 | 10.08 | 7,287,617 |
| Non-Qualified XVI | 1,120,764.500 | 10.03 | 11,241,268 |
| Non-Qualified XVIII | 729,730.757 | 9.85 | 7,187,848 |
| Non-Qualified XIX | 1,019,434.970 | 9.91 | 10,102,601 |
| | 6,002,484.513 | | $ 60,395,735 |
| **ING GET Fund - Series L** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 55,101.406 | $ 10.05 | $ 553,769 |
| Non-Qualified VIII | 28,114.110 | 10.11 | 284,234 |
| Non-Qualified XIII | 805,548.648 | 10.22 | 8,232,707 |
| Non-Qualified XIV | 675,723.155 | 10.11 | 6,831,561 |
| Non-Qualified XV | 566,086.120 | 10.05 | 5,689,166 |
| Non-Qualified XVI | 1,427,427.961 | 10.03 | 14,317,102 |
| Non-Qualified XVIII | 736,375.482 | 9.85 | 7,253,298 |
| Non-Qualified XIX | 1,090,783.734 | 9.91 | 10,809,667 |
| | 5,385,160.616 | | $ 53,971,504 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET Fund - Series M** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 145,274.636 | $ 10.08 | $ 1,464,368 |
| Non-Qualified VIII | 2,052.766 | 10.14 | 20,815 |
| Non-Qualified XIII | 1,188,585.476 | 10.25 | 12,183,001 |
| Non-Qualified XIV | 1,102,735.584 | 10.14 | 11,181,739 |
| Non-Qualified XV | 559,321.887 | 10.08 | 5,637,965 |
| Non-Qualified XVI | 2,160,379.820 | 10.06 | 21,733,421 |
| Non-Qualified XVIII | 1,261,102.700 | 9.90 | 12,484,917 |
| Non-Qualified XIX | 1,547,405.075 | 9.95 | 15,396,680 |
| | 7,966,857.944 | | $ 80,102,906 |
| **ING GET Fund - Series N** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 196,175.006 | $ 10.20 | $ 2,000,985 |
| Non-Qualified VIII | 2,232.906 | 10.25 | 22,887 |
| Non-Qualified XIII | 885,884.075 | 10.36 | 9,177,759 |
| Non-Qualified XIV | 655,408.249 | 10.25 | 6,717,935 |
| Non-Qualified XV | 366,522.813 | 10.20 | 3,738,533 |
| Non-Qualified XVI | 2,212,517.991 | 10.19 | 22,545,558 |
| Non-Qualified XVIII | 678,911.934 | 10.03 | 6,809,487 |
| Non-Qualified XIX | 1,450,638.043 | 10.08 | 14,622,431 |
| | 6,448,291.017 | | $ 65,635,575 |
| **ING GET Fund - Series P** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 366,076.836 | $ 10.07 | $ 3,686,394 |
| Non-Qualified VIII | 40,494.338 | 10.12 | 409,803 |
| Non-Qualified XIII | 680,827.997 | 10.21 | 6,951,254 |
| Non-Qualified XIV | 423,600.170 | 10.12 | 4,286,834 |
| Non-Qualified XV | 260,375.431 | 10.07 | 2,621,981 |
| Non-Qualified XVI | 1,219,532.003 | 10.05 | 12,256,297 |
| Non-Qualified XVIII | 934,059.406 | 9.91 | 9,256,529 |
| Non-Qualified XIX | 1,042,944.515 | 9.96 | 10,387,727 |
| | 4,967,910.696 | | $ 49,856,819 |
| **ING GET Fund - Series Q** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 137,092.096 | $ 10.28 | $ 1,409,307 |
| Non-Qualified VIII | 22,834.584 | 10.32 | 235,653 |
| Non-Qualified XIII | 599,679.994 | 10.41 | 6,242,669 |
| Non-Qualified XIV | 404,204.480 | 10.32 | 4,171,390 |
| Non-Qualified XV | 85,501.557 | 10.28 | 878,956 |
| Non-Qualified XVI | 1,175,394.596 | 10.26 | 12,059,549 |
| Non-Qualified XVIII | 418,731.313 | 10.13 | 4,241,748 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET Fund - Series Q (continued)** | | | |
| Non-Qualified XIX | 1,015,240.116 | $   10.17 | $   10,324,992 |
| | 3,858,678.736 | | $   39,564,264 |
| | | | |
| **ING GET Fund - Series R** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 94,151.312 | $   10.44 | $   982,940 |
| Non-Qualified VIII | 26,415.904 | 10.48 | 276,839 |
| Non-Qualified XIII | 646,199.605 | 10.56 | 6,823,868 |
| Non-Qualified XIV | 295,882.702 | 10.48 | 3,100,851 |
| Non-Qualified XV | 91,256.960 | 10.44 | 952,723 |
| Non-Qualified XVI | 933,196.333 | 10.43 | 9,733,238 |
| Non-Qualified XVIII | 281,651.314 | 10.30 | 2,901,009 |
| Non-Qualified XIX | 904,769.214 | 10.34 | 9,355,314 |
| | 3,273,523.344 | | $   34,126,782 |
| | | | |
| **ING GET Fund - Series S** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 15,832.138 | $   10.45 | $   165,446 |
| Non-Qualified V (0.75) | 184,982.005 | 10.57 | 1,955,260 |
| Non-Qualified VII | 298,614.104 | 10.36 | 3,093,642 |
| Non-Qualified VIII | 59,816.194 | 10.39 | 621,490 |
| Non-Qualified XIII | 426,116.234 | 10.47 | 4,461,437 |
| Non-Qualified XIV | 332,968.922 | 10.39 | 3,459,547 |
| Non-Qualified XV | 108,516.789 | 10.36 | 1,124,234 |
| Non-Qualified XVI | 781,582.341 | 10.34 | 8,081,561 |
| Non-Qualified XVIII | 399,326.851 | 10.24 | 4,089,107 |
| Non-Qualified XIX | 1,028,448.515 | 10.27 | 10,562,166 |
| | 3,636,204.093 | | $   37,613,890 |
| | | | |
| **ING GET Fund - Series T** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 235,813.608 | $   10.39 | $   2,450,103 |
| Non-Qualified VIII | 28,369.839 | 10.42 | 295,614 |
| Non-Qualified XIII | 344,050.209 | 10.48 | 3,605,646 |
| Non-Qualified XIV | 202,800.937 | 10.42 | 2,113,186 |
| Non-Qualified XV | 91,912.318 | 10.39 | 954,969 |
| Non-Qualified XVI | 823,088.309 | 10.38 | 8,543,657 |
| Non-Qualified XVIII | 220,814.171 | 10.28 | 2,269,970 |
| Non-Qualified XIX | 844,658.993 | 10.31 | 8,708,434 |
| | 2,791,508.384 | | $   28,941,579 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET Fund - Series U** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 92,673.135 | $ 10.47 | $ 970,288 |
| Non-Qualified VIII | 9,934.225 | 10.50 | 104,309 |
| Non-Qualified XIII | 403,738.555 | 10.56 | 4,263,479 |
| Non-Qualified XIV | 187,235.847 | 10.50 | 1,965,976 |
| Non-Qualified XV | 66,555.537 | 10.47 | 696,836 |
| Non-Qualified XVI | 928,654.324 | 10.46 | 9,713,724 |
| Non-Qualified XVIII | 160,020.373 | 10.38 | 1,661,011 |
| Non-Qualified XIX | 763,731.428 | 10.40 | 7,942,807 |
| | 2,612,543.424 | | $ 27,318,430 |
| | | | |
| **ING GET Fund - Series V** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 132,792.938 | $ 9.69 | $ 1,286,764 |
| Non-Qualified VIII | 108,411.364 | 9.71 | 1,052,674 |
| Non-Qualified XIII | 546,864.468 | 9.76 | 5,337,397 |
| Non-Qualified XIV | 317,462.463 | 9.71 | 3,082,561 |
| Non-Qualified XV | 115,675.308 | 9.69 | 1,120,894 |
| Non-Qualified XVI | 2,484,471.341 | 9.68 | 24,049,683 |
| Non-Qualified XVIII | 350,379.990 | 9.61 | 3,367,152 |
| Non-Qualified XIX | 1,928,257.086 | 9.64 | 18,588,398 |
| | 5,984,314.958 | | $ 57,885,523 |
| | | | |
| **ING VP Balanced** | | | |
| Currently payable annuity contracts: | | | $ 43,725,862 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 1,348,676.579 | $ 24.19 | 32,624,486 |
| Non-Qualified V (0.75) | 935,133.964 | 25.25 | 23,612,133 |
| Non-Qualified VI | 41,221.643 | 20.41 | 841,334 |
| Non-Qualified VII | 1,338,138.982 | 23.50 | 31,446,266 |
| Non-Qualified VIII | 365,251.130 | 16.77 | 6,125,261 |
| Non-Qualified IX | 9,999.464 | 23.74 | 237,387 |
| Non-Qualified X | 219,265.574 | 24.63 | 5,400,511 |
| Non-Qualified XI | 2,063.117 | 20.79 | 42,892 |
| Non-Qualified XII | 9,832.641 | 11.95 | 117,500 |
| Non-Qualified XIII | 1,216,707.760 | 11.60 | 14,113,810 |
| Non-Qualified XIV | 912,651.812 | 11.38 | 10,385,978 |
| Non-Qualified XV | 413,792.007 | 11.27 | 4,663,436 |
| Non-Qualified XVI | 317,223.239 | 9.47 | 3,004,104 |
| Non-Qualified XVIII | 71,996.041 | 9.29 | 668,843 |
| Non-Qualified XIX | 201,107.606 | 9.35 | 1,880,356 |
| Non-Qualified XX | 12.137 | 11.77 | 143 |
| | 7,403,073.696 | | $ 178,890,302 |

ING LIFE INSURANCE AND ANNUITY COMPANY
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Emerging Markets** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 75,333.161 | $ 9.48 | $ 714,158 |
| | 75,333.161 | | $ 714,158 |
| | | | |
| **ING VP Intermediate Bond** | | | |
| Currently payable annuity contracts: | | | $ 12,593,528 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 1,063,173.337 | $ 18.76 | 19,945,132 |
| Non-Qualified V (0.75) | 1,090,456.383 | 19.58 | 21,351,136 |
| Non-Qualified VI | 29,177.196 | 17.20 | 501,848 |
| Non-Qualified VII | 1,513,938.388 | 18.23 | 27,599,097 |
| Non-Qualified VIII | 424,125.134 | 15.65 | 6,637,558 |
| Non-Qualified IX | 8,893.846 | 18.41 | 163,736 |
| Non-Qualified X | 236,872.637 | 18.96 | 4,491,105 |
| Non-Qualified XI | 1,200.207 | 17.39 | 20,872 |
| Non-Qualified XII | 392.944 | 14.00 | 5,501 |
| Non-Qualified XIII | 1,180,774.872 | 13.79 | 16,282,885 |
| Non-Qualified XIV | 1,249,445.975 | 13.54 | 16,917,499 |
| Non-Qualified XV | 456,362.429 | 13.41 | 6,119,820 |
| Non-Qualified XVI | 388,953.448 | 12.86 | 5,001,941 |
| Non-Qualified XVIII | 65,807.476 | 12.63 | 831,148 |
| Non-Qualified XIX | 267,666.523 | 12.71 | 3,402,042 |
| Non-Qualified XX | 6,321.316 | 11.26 | 71,178 |
| | 7,983,562.111 | | $ 141,936,026 |
| | | | |
| **ING VP Money Market** | | | |
| Currently payable annuity contracts: | | | $ 5,481,809 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 588,296.774 | $ 13.86 | 8,153,793 |
| Non-Qualified V (0.75) | 1,217,151.117 | 14.47 | 17,612,177 |
| Non-Qualified VI | 11,855.025 | 13.58 | 160,991 |
| Non-Qualified VII | 3,744,275.626 | 13.62 | 50,997,034 |
| Non-Qualified VIII | 745,178.077 | 12.43 | 9,262,563 |
| Non-Qualified IX | 1,713.791 | 13.61 | 23,325 |
| Non-Qualified X | 241,669.258 | 13.86 | 3,349,536 |
| Non-Qualified XII | 5,666.957 | 11.72 | 66,417 |
| Non-Qualified XIII | 2,839,547.972 | 11.57 | 32,853,570 |
| Non-Qualified XIV | 3,295,199.711 | 11.36 | 37,433,469 |
| Non-Qualified XV | 1,604,147.936 | 11.25 | 18,046,664 |
| Non-Qualified XVI | 564,450.608 | 10.30 | 5,813,841 |
| Non-Qualified XVIII | 238,886.232 | 10.11 | 2,415,140 |
| Non-Qualified XIX | 484,879.027 | 10.17 | 4,931,220 |
| Non-Qualified XX | 2,017.647 | 10.01 | 20,197 |
| | 15,584,935.758 | | $ 196,621,746 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Natural Resources** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 34,940.345 | $ 16.23 | $ 567,082 |
| Non-Qualified V (0.75) | 16,613.919 | 16.94 | 281,440 |
| Non-Qualified VII | 48,847.369 | 15.94 | 778,627 |
| Non-Qualified IX | 31.276 | 15.93 | 498 |
| Non-Qualified X | 881.939 | 16.23 | 14,314 |
| | 101,314.848 | | $ 1,641,961 |
| | | | |
| **ING Julius Baer Foreign** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V (0.75) | 1,179.101 | $ 10.09 | $ 11,897 |
| | 1,179.101 | | $ 11,897 |
| | | | |
| **ING MFS Total Return** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 27,943.671 | $ 11.63 | $ 324,985 |
| Non-Qualified V (0.75) | 59,337.117 | 11.71 | 694,838 |
| Non-Qualified IX | 1,247.298 | 12.07 | 15,055 |
| Non-Qualified X | 1,247.453 | 11.63 | 14,508 |
| Non-Qualified XX | 7,041.962 | 11.67 | 82,180 |
| | 96,817.501 | | $ 1,131,566 |
| | | | |
| **ING T. Rowe Price Equity Income** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 40,939.807 | $ 12.69 | $ 519,526 |
| Non-Qualified V (0.75) | 84,010.713 | 12.78 | 1,073,657 |
| Non-Qualified IX | 779.136 | 13.45 | 10,479 |
| | 125,729.656 | | $ 1,603,662 |
| | | | |
| **ING Aeltus Enhanced Index** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 972.206 | $ 10.10 | $ 9,819 |
| Non-Qualified V (0.75) | 6,244.668 | 10.23 | 63,883 |
| | 7,216.874 | | $ 73,702 |
| | | | |
| **ING Alger Aggressive Growth** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 15,064.878 | $ 10.01 | $ 150,799 |
| Non-Qualified V (0.75) | 57,514.155 | 10.13 | 582,618 |
| Non-Qualified IX | 1,574.912 | 9.75 | 15,355 |
| Non-Qualified XII | 218.721 | 10.12 | 2,213 |
| Non-Qualified XX | 3,701.927 | 12.54 | 46,422 |
| | 78,074.593 | | $ 797,407 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Alger Growth** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 2,148.509 | $ 10.22 | $ 21,958 |
| Non-Qualified V (0.75) | 8,158.337 | 10.34 | 84,357 |
| Non-Qualified IX | 145.003 | 9.65 | 1,399 |
| | 10,451.849 | | $ 107,714 |
| **ING American Century SmallCap Value** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 15,002.706 | $ 11.57 | $ 173,581 |
| Non-Qualified V (0.75) | 42,415.996 | 11.71 | 496,691 |
| Non-Qualified XX | 12,662.235 | 13.38 | 169,421 |
| | 70,080.937 | | $ 839,693 |
| **ING Baron Small Cap Growth** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 52,301.890 | $ 12.46 | $ 651,682 |
| Non-Qualified V (0.75) | 89,147.950 | 12.61 | 1,124,156 |
| Non-Qualified IX | 1,787.366 | 12.38 | 22,128 |
| Non-Qualified XII | 153.148 | 12.59 | 1,928 |
| Non-Qualified XX | 11,255.584 | 13.95 | 157,015 |
| | 154,645.938 | | $ 1,956,909 |
| **ING Goldman Sachs® Capital Growth** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 3,144.007 | $ 9.64 | $ 30,308 |
| Non-Qualified V (0.75) | 24,226.180 | 9.76 | 236,448 |
| Non-Qualified XII | 872.478 | 9.75 | 8,507 |
| Non-Qualified XX | 652.117 | 11.51 | 7,506 |
| | 28,894.782 | | $ 282,769 |
| **ING JPMorgan International** | | | |
| Currently payable annuity contracts: | | | $ 1,762,894 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 206,514.575 | $ 20.19 | 4,169,529 |
| Non-Qualified V (0.75) | 225,079.548 | 21.08 | 4,744,677 |
| Non-Qualified VII | 220,457.601 | 11.06 | 2,438,261 |
| Non-Qualified VIII | 74,791.206 | 11.17 | 835,418 |
| Non-Qualified IX | 4,992.650 | 19.82 | 98,954 |
| Non-Qualified X | 2,166.058 | 20.19 | 43,733 |
| Non-Qualified XIII | 1,290,862.201 | 9.02 | 11,643,577 |
| Non-Qualified XIV | 916,667.719 | 8.85 | 8,112,509 |
| Non-Qualified XV | 464,471.098 | 8.77 | 4,073,412 |
| Non-Qualified XVI | 270,445.850 | 7.48 | 2,022,935 |
| Non-Qualified XVIII | 41,709.949 | 7.35 | 306,568 |
| Non-Qualified XIX | 148,792.640 | 7.39 | 1,099,578 |
| Non-Qualified XX | 609.907 | 11.68 | 7,124 |
| | 3,867,561.002 | | $ 41,359,169 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Mid Cap Value** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 28,311.975 | $ 12.79 | $ 362,110 |
| Non-Qualified V (0.75) | 88,678.079 | 12.94 | 1,147,494 |
| Non-Qualified IX | 1,365.345 | 12.71 | 17,354 |
| Non-Qualified XX | 15,713.373 | 14.50 | 227,844 |
| | 134,068.772 | | $ 1,754,802 |
| **ING MFS Capital Opportunities** | | | |
| Currently payable annuity contracts: | | | $ 2,554,970 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 184,182.797 | $ 23.71 | 4,366,974 |
| Non-Qualified V (0.75) | 134,724.396 | 24.75 | 3,334,429 |
| Non-Qualified VII | 612,822.182 | 11.16 | 6,839,096 |
| Non-Qualified VIII | 181,731.509 | 11.27 | 2,048,114 |
| Non-Qualified IX | 6,276.149 | 23.27 | 146,046 |
| Non-Qualified X | 5,193.903 | 23.71 | 123,147 |
| Non-Qualified XIII | 587,550.634 | 9.20 | 5,405,466 |
| Non-Qualified XIV | 685,114.520 | 9.03 | 6,186,584 |
| Non-Qualified XV | 165,631.590 | 8.95 | 1,482,403 |
| Non-Qualified XVI | 245,537.807 | 5.66 | 1,389,744 |
| Non-Qualified XVIII | 97,626.504 | 5.56 | 542,803 |
| Non-Qualified XIX | 163,791.528 | 5.59 | 915,595 |
| Non-Qualified XX | 287.365 | 11.89 | 3,417 |
| | 3,070,470.884 | | $ 35,338,788 |
| **ING MFS Global Growth** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 491.345 | $ 10.81 | $ 5,311 |
| Non-Qualified V (0.75) | 58.678 | 10.94 | 642 |
| | 550.023 | | $ 5,953 |
| **ING OpCap Balanced Value** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 75,767.138 | $ 11.11 | $ 841,773 |
| Non-Qualified V (0.75) | 88,363.327 | 11.25 | 994,087 |
| Non-Qualified IX | 6,803.000 | 10.58 | 71,976 |
| Non-Qualified XX | 4,124.315 | 13.17 | 54,317 |
| | 175,057.780 | | $ 1,962,153 |
| **ING PIMCO Total Return** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 52,051.547 | $ 11.25 | $ 585,580 |
| Non-Qualified V (0.75) | 199,110.508 | 11.38 | 2,265,878 |
| Non-Qualified IX | 24,113.940 | 11.18 | 269,594 |
| Non-Qualified XX | 12,563.105 | 11.08 | 139,199 |
| | 287,839.100 | | $ 3,260,251 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Salomon Brothers Aggressive Growth** | | | |
| Currently payable annuity contracts: | | | $  1,369,222 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 344,502.039 | $  13.18 | 4,540,537 |
| Non-Qualified V (0.75) | 291,349.405 | 13.76 | 4,008,968 |
| Non-Qualified VII | 2,105,829.257 | 12.60 | 26,533,449 |
| Non-Qualified VIII | 338,831.544 | 8.63 | 2,924,116 |
| Non-Qualified IX | 12,811.012 | 12.94 | 165,774 |
| Non-Qualified X | 16,284.682 | 13.18 | 214,632 |
| Non-Qualified XII | 4,499.858 | 7.52 | 33,839 |
| Non-Qualified XIII | 612,099.841 | 7.14 | 4,370,393 |
| Non-Qualified XIV | 690,364.465 | 7.00 | 4,832,551 |
| Non-Qualified XV | 244,158.387 | 6.94 | 1,694,459 |
| Non-Qualified XVI | 181,635.984 | 4.88 | 886,384 |
| Non-Qualified XVIII | 116,381.406 | 4.79 | 557,467 |
| Non-Qualified XIX | 165,119.129 | 4.82 | 795,874 |
| Non-Qualified XX | 5,957.246 | 12.60 | 75,061 |
| | 5,129,824.255 | | $  53,002,726 |
| **ING Salomon Brothers Fundamental Value** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 35,947.755 | $  10.52 | $  378,170 |
| Non-Qualified V (0.75) | 98,004.504 | 10.65 | 1,043,748 |
| Non-Qualified IX | 2,491.122 | 10.20 | 25,409 |
| Non-Qualified XX | 1,688.359 | 12.68 | 21,408 |
| | 138,131.740 | | $  1,468,735 |
| **ING Salomon Brothers Investors Value** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 19,984.624 | $  10.18 | $  203,443 |
| Non-Qualified V (0.75) | 14,971.837 | 10.30 | 154,210 |
| Non-Qualified XX | 532.580 | 12.21 | 6,503 |
| | 35,489.041 | | $  364,156 |
| **ING T. Rowe Price Growth Equity** | | | |
| Currently payable annuity contracts: | | | $  5,756,875 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 215,031.255 | $  18.45 | 3,967,327 |
| Non-Qualified V (0.75) | 425,319.751 | 19.27 | 8,195,912 |
| Non-Qualified VII | 1,986,936.878 | 23.25 | 46,196,282 |
| Non-Qualified VIII | 264,794.000 | 16.96 | 4,490,906 |
| Non-Qualified IX | 11,159.987 | 18.11 | 202,107 |
| Non-Qualified X | 11,286.754 | 18.45 | 208,241 |
| Non-Qualified XII | 4,607.162 | 11.39 | 52,476 |
| Non-Qualified XX | 4,244.982 | 12.48 | 52,977 |
| | 2,923,380.769 | | $  69,123,103 |

ING LIFE INSURANCE AND ANNUITY COMPANY
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Allocation** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 6,479.908 | $ 9.05 | $ 58,643 |
| Non-Qualified V (0.75) | 35,847.532 | 9.16 | 328,363 |
| Non-Qualified XII | 1,504.189 | 9.14 | 13,748 |
| | 43,831.629 | | $ 400,754 |
| | | | |
| **ING UBS U.S. Large Cap Equity** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 271,262.790 | $ 13.14 | $ 3,564,393 |
| Non-Qualified V (0.75) | 180,546.639 | 13.71 | 2,475,294 |
| Non-Qualified VI | 18,264.662 | 11.14 | 203,468 |
| Non-Qualified VII | 1,479,858.524 | 12.89 | 19,075,376 |
| Non-Qualified VIII | 280,621.763 | 8.93 | 2,505,952 |
| Non-Qualified IX | 9,561.784 | 12.89 | 123,251 |
| Non-Qualified X | 139,933.661 | 13.14 | 1,838,728 |
| Non-Qualified XI | 8,430.329 | 11.14 | 93,914 |
| Non-Qualified XIII | 327,338.281 | 8.73 | 2,857,663 |
| Non-Qualified XIV | 533,382.142 | 8.57 | 4,571,085 |
| Non-Qualified XV | 187,990.926 | 8.49 | 1,596,043 |
| Non-Qualified XVI | 129,344.690 | 6.36 | 822,632 |
| Non-Qualified XVIII | 36,108.223 | 6.24 | 225,315 |
| Non-Qualified XIX | 113,870.243 | 6.28 | 715,105 |
| | 3,716,514.657 | | $ 40,668,219 |
| | | | |
| **ING Van Kampen Comstock** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 43,812.741 | $ 11.27 | $ 493,770 |
| Non-Qualified V (0.75) | 101,711.258 | 11.41 | 1,160,525 |
| Non-Qualified IX | 514.082 | 11.20 | 5,758 |
| Non-Qualified XII | 2,033.118 | 11.40 | 23,178 |
| Non-Qualified XX | 9,509.545 | 13.15 | 125,051 |
| | 157,580.744 | | $ 1,808,282 |
| | | | |
| **ING VP Strategic Allocation Balanced** | | | |
| Currently payable annuity contracts: | | | $ 2,691,412 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 66,700.638 | $ 16.04 | 1,069,878 |
| Non-Qualified V (0.75) | 111,864.274 | 16.74 | 1,872,608 |
| Non-Qualified VII | 771,111.773 | 15.81 | 12,191,277 |
| Non-Qualified VIII | 131,151.072 | 14.43 | 1,892,510 |
| Non-Qualified X | 4,239.096 | 16.45 | 69,733 |
| | 1,085,066.853 | | $ 19,787,418 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Growth** | | | |
| Currently payable annuity contracts: | | | $ 1,936,587 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 72,453.942 | $ 16.25 | 1,177,377 |
| Non-Qualified V (0.75) | 166,317.543 | 16.97 | 2,822,409 |
| Non-Qualified VII | 440,043.560 | 16.02 | 7,049,498 |
| Non-Qualified VIII | 79,492.183 | 14.36 | 1,141,508 |
| Non-Qualified IX | 2,864.267 | 15.95 | 45,685 |
| Non-Qualified X | 11,859.650 | 16.67 | 197,700 |
| | 773,031.145 | | $ 14,370,764 |
| | | | |
| **ING VP Strategic Allocation Income** | | | |
| Currently payable annuity contracts: | | | $ 3,476,434 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 49,629.055 | $ 16.04 | 796,050 |
| Non-Qualified V (0.75) | 40,361.757 | 16.74 | 675,656 |
| Non-Qualified VII | 596,250.890 | 15.81 | 9,426,727 |
| Non-Qualified VIII | 221,873.333 | 14.86 | 3,297,038 |
| Non-Qualified IX | 879.657 | 15.74 | 13,846 |
| Non-Qualified X | 23,806.421 | 16.45 | 391,616 |
| | 932,801.113 | | $ 18,077,367 |
| | | | |
| **ING VP Growth and Income** | | | |
| Currently payable annuity contracts: | | | $ 91,429,041 |
| Contracts in accumulation period: | | | |
| Non-Qualified 1964 | 958.682 | $ 197.95 | 189,771 |
| Non-Qualified V | 3,409,704.486 | 18.44 | 62,874,951 |
| Non-Qualified V (0.75) | 5,814,313.327 | 19.25 | 111,925,532 |
| Non-Qualified VI | 1,001,285.563 | 17.33 | 17,352,279 |
| Non-Qualified VII | 3,197,622.276 | 18.22 | 58,260,678 |
| Non-Qualified VIII | 711,540.894 | 12.29 | 8,744,838 |
| Non-Qualified IX | 51,394.308 | 18.10 | 930,237 |
| Non-Qualified X | 1,454,480.094 | 18.78 | 27,315,136 |
| Non-Qualified XI | 24,089.798 | 17.65 | 425,185 |
| Non-Qualified XII | 44,573.811 | 7.75 | 345,447 |
| Non-Qualified XIII | 1,107,583.712 | 7.45 | 8,251,499 |
| Non-Qualified XIV | 1,199,214.718 | 7.31 | 8,766,260 |
| Non-Qualified XV | 412,851.334 | 7.24 | 2,989,044 |
| Non-Qualified XVI | 230,875.312 | 6.46 | 1,491,455 |
| Non-Qualified XVIII | 90,468.400 | 6.35 | 574,474 |
| Non-Qualified XIX | 157,961.327 | 6.39 | 1,009,373 |
| Non-Qualified XX | 50,479.686 | 11.15 | 562,848 |
| | 18,959,397.728 | | $ 403,438,048 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core - Series 1** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 69,964.899 | $ 10.19 | $ 712,942 |
| Non-Qualified VIII | 25,406.848 | 10.21 | 259,404 |
| Non-Qualified XIII | 567,997.730 | 10.25 | 5,821,977 |
| Non-Qualified XIV | 213,424.107 | 10.21 | 2,179,060 |
| Non-Qualified XV | 37,536.186 | 10.19 | 382,494 |
| Non-Qualified XVI | 653,744.514 | 10.18 | 6,655,119 |
| Non-Qualified XVIII | 106,980.004 | 10.12 | 1,082,638 |
| Non-Qualified XIX | 619,805.938 | 10.14 | 6,284,832 |
| | 2,294,860.226 | | $ 23,378,466 |
| **ING GET U.S. Core - Series 2** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 161,442.378 | $ 10.01 | $ 1,616,038 |
| Non-Qualified VIII | 41,196.887 | 10.03 | 413,205 |
| Non-Qualified XIII | 502,829.396 | 10.06 | 5,058,464 |
| Non-Qualified XIV | 446,033.071 | 10.03 | 4,473,712 |
| Non-Qualified XV | 98,363.648 | 10.01 | 984,620 |
| Non-Qualified XVI | 527,093.645 | 10.00 | 5,270,936 |
| Non-Qualified XVIII | 75,596.676 | 9.96 | 752,943 |
| Non-Qualified XIX | 335,898.814 | 9.97 | 3,348,911 |
| | 2,188,454.515 | | $ 21,918,829 |
| **ING GET U.S. Core - Series 3** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 1,447,637.011 | $ 9.74 | $ 14,099,984 |
| Non-Qualified VIII | 704,640.266 | 9.75 | 6,870,243 |
| Non-Qualified XIII | 1,056,700.854 | 9.78 | 10,334,534 |
| Non-Qualified XIV | 754,483.815 | 9.75 | 7,356,217 |
| Non-Qualified XV | 329,454.167 | 9.74 | 3,208,884 |
| Non-Qualified XVI | 558,231.837 | 9.74 | 5,437,178 |
| Non-Qualified XVIII | 129,629.044 | 9.70 | 1,257,402 |
| Non-Qualified XIX | 832,851.936 | 9.71 | 8,086,992 |
| | 5,813,628.930 | | $ 56,651,434 |
| **ING GET U.S. Core - Series 4** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 55,373.858 | $ 10.09 | $ 558,722 |
| Non-Qualified VIII | 11,082.007 | 10.09 | 111,817 |
| Non-Qualified XIII | 232,356.623 | 10.11 | 2,349,125 |
| Non-Qualified XIV | 146,794.651 | 10.09 | 1,481,158 |
| Non-Qualified XV | 47,975.409 | 10.09 | 484,072 |
| Non-Qualified XVI | 163,791.452 | 10.08 | 1,651,018 |
| Non-Qualified XVIII | 15,877.192 | 10.06 | 159,725 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core - Series 4 (continued)** | | | |
| Non-Qualified XIX | 149,333.195 | $ 10.07 | $ 1,503,785 |
| | 822,584.387 | | $ 8,299,422 |
| | | | |
| **ING GET U.S. Core - Series 5** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 68,941.418 | $ 9.95 | $ 685,967 |
| Non-Qualified VIII | 21,525.495 | 9.96 | 214,394 |
| Non-Qualified XIII | 171,145.104 | 10.00 | 1,711,451 |
| Non-Qualified XIV | 33,068.623 | 9.96 | 329,363 |
| Non-Qualified XV | 53,855.734 | 9.95 | 535,865 |
| Non-Qualified XVI | 105,422.145 | 9.95 | 1,048,950 |
| Non-Qualified XVIII | 11,070.734 | 9.94 | 110,043 |
| Non-Qualified XIX | 39,779.178 | 9.94 | 395,405 |
| | 504,808.431 | | $ 5,031,438 |
| | | | |
| **ING GET U.S. Core - Series 6** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 1,208,961.378 | $ 10.00 | $ 12,089,614 |
| Non-Qualified VIII | 164,865.805 | 10.00 | 1,648,658 |
| Non-Qualified XIII | 3,395,341.056 | 10.00 | 33,953,411 |
| Non-Qualified XIV | 3,087,496.353 | 10.00 | 30,874,964 |
| Non-Qualified XV | 2,082,341.549 | 10.00 | 20,823,415 |
| Non-Qualified XVI | 38,365.283 | 10.00 | 383,653 |
| | 9,977,371.424 | | $ 99,773,715 |
| | | | |
| **ING VP Global Science and Technology** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 270,362.348 | $ 3.16 | $ 854,345 |
| Non-Qualified V (0.75) | 520,753.278 | 3.23 | 1,682,033 |
| Non-Qualified VII | 738,650.953 | 3.14 | 2,319,364 |
| Non-Qualified VIII | 73,321.843 | 3.16 | 231,697 |
| Non-Qualified IX | 27,748.113 | 3.13 | 86,852 |
| Non-Qualified X | 14,398.872 | 3.20 | 46,076 |
| Non-Qualified XII | 3,649.796 | 3.22 | 11,752 |
| Non-Qualified XIII | 522,996.468 | 3.20 | 1,673,589 |
| Non-Qualified XIV | 454,394.441 | 3.16 | 1,435,886 |
| Non-Qualified XV | 67,203.302 | 3.14 | 211,018 |
| Non-Qualified XVI | 135,412.610 | 3.27 | 442,799 |
| Non-Qualified XVIII | 29,683.241 | 3.21 | 95,283 |
| Non-Qualified XIX | 81,252.942 | 3.23 | 262,447 |
| Non-Qualified XX | 222.557 | 10.48 | 2,332 |
| | 2,940,050.764 | | $ 9,355,473 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth** | | | |
| Currently payable annuity contracts: | | | $   2,800,223 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 49,725.566 | $   12.92 | 642,454 |
| Non-Qualified V (0.75) | 378,906.807 | 13.41 | 5,081,140 |
| Non-Qualified VII | 419,475.408 | 12.77 | 5,356,701 |
| Non-Qualified VIII | 192,284.314 | 12.91 | 2,482,390 |
| Non-Qualified IX | 1,420.886 | 12.68 | 18,017 |
| Non-Qualified XII | 1,083.620 | 8.35 | 9,048 |
| Non-Qualified XIII | 595,650.816 | 7.70 | 4,586,511 |
| Non-Qualified XIV | 547,083.213 | 7.55 | 4,130,478 |
| Non-Qualified XV | 113,904.313 | 7.48 | 852,004 |
| Non-Qualified XVI | 123,482.542 | 4.96 | 612,473 |
| Non-Qualified XVIII | 12,781.373 | 4.87 | 62,245 |
| Non-Qualified XIX | 59,102.306 | 4.90 | 289,601 |
| Non-Qualified XX | 227.838 | 11.39 | 2,595 |
| | 2,495,129.002 | | $   26,925,880 |
| | | | |
| **ING VP Index Plus LargeCap** | | | |
| Currently payable annuity contracts: | | | $   41,824,828 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 324,662.269 | $   17.03 | 5,528,998 |
| Non-Qualified V (0.75) | 1,154,675.015 | 17.73 | 20,472,388 |
| Non-Qualified VII | 1,490,541.042 | 16.81 | 25,055,995 |
| Non-Qualified VIII | 558,548.068 | 16.73 | 9,344,509 |
| Non-Qualified IX | 20,536.040 | 16.72 | 343,363 |
| Non-Qualified XII | 17,447.672 | 10.33 | 180,234 |
| Non-Qualified XIII | 2,882,460.892 | 9.89 | 28,507,538 |
| Non-Qualified XIV | 2,455,351.010 | 9.70 | 23,816,905 |
| Non-Qualified XV | 1,082,787.829 | 9.61 | 10,405,591 |
| Non-Qualified XVI | 695,488.140 | 7.38 | 5,132,702 |
| Non-Qualified XVIII | 214,630.359 | 7.24 | 1,553,924 |
| Non-Qualified XIX | 515,259.256 | 7.29 | 3,756,240 |
| Non-Qualified XX | 2,995.693 | 11.92 | 35,709 |
| | 11,415,383.285 | | $   175,958,924 |
| | | | |
| **ING VP Index Plus MidCap** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 135,083.267 | $   16.87 | $   2,278,855 |
| Non-Qualified V (0.75) | 725,587.125 | 17.42 | 12,639,728 |
| Non-Qualified IX | 15,666.090 | 16.60 | 260,057 |
| Non-Qualified XII | 31,060.392 | 18.13 | 563,125 |
| Non-Qualified XX | 7,707.511 | 13.09 | 100,891 |
| | 915,104.385 | | $   15,842,656 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus SmallCap** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 92,843.064 | $ 13.04 | $ 1,210,674 |
| Non-Qualified V (0.75) | 450,533.062 | 13.46 | 6,064,175 |
| Non-Qualified IX | 9,058.490 | 12.83 | 116,220 |
| Non-Qualified XII | 8,968.761 | 14.48 | 129,868 |
| Non-Qualified XX | 1,400.860 | 13.57 | 19,010 |
| | 562,804.237 | | $ 7,539,947 |
| **ING VP International Equity** | | | |
| Currently payable annuity contracts: | | | $ 1,583,094 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 5,248.918 | $ 8.29 | 43,514 |
| Non-Qualified V (0.75) | 45,253.071 | 8.56 | 387,366 |
| Non-Qualified VII | 138,643.144 | 8.21 | 1,138,260 |
| Non-Qualified VIII | 40,337.983 | 8.29 | 334,402 |
| Non-Qualified XIII | 345,127.535 | 7.90 | 2,726,508 |
| Non-Qualified XIV | 297,024.292 | 7.76 | 2,304,909 |
| Non-Qualified XV | 120,722.847 | 7.68 | 927,151 |
| Non-Qualified XVI | 142,052.036 | 6.26 | 889,246 |
| Non-Qualified XVIII | 23,089.428 | 6.15 | 142,000 |
| Non-Qualified XIX | 58,549.288 | 6.19 | 362,420 |
| | 1,216,048.542 | | $ 10,838,870 |
| **ING VP Small Company** | | | |
| Currently payable annuity contracts: | | | $ 7,015,084 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 55,052.024 | $ 19.60 | 1,079,020 |
| Non-Qualified V (0.75) | 339,665.570 | 20.35 | 6,912,194 |
| Non-Qualified VII | 948,994.017 | 19.37 | 18,382,014 |
| Non-Qualified VIII | 281,107.959 | 19.59 | 5,506,905 |
| Non-Qualified IX | 4,600.965 | 19.24 | 88,523 |
| Non-Qualified XII | 30,147.304 | 14.04 | 423,268 |
| Non-Qualified XIII | 1,283,197.801 | 13.68 | 17,554,146 |
| Non-Qualified XIV | 758,639.614 | 13.43 | 10,188,530 |
| Non-Qualified XV | 282,844.043 | 13.30 | 3,761,826 |
| Non-Qualified XVI | 422,892.292 | 9.67 | 4,089,368 |
| Non-Qualified XVIII | 51,960.413 | 9.49 | 493,104 |
| Non-Qualified XIX | 251,083.725 | 9.55 | 2,397,850 |
| Non-Qualified XX | 1,283.461 | 12.45 | 15,979 |
| | 4,711,469.188 | | $ 77,907,811 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Value Opportunity** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 44,020.278 | $ 16.78 | $ 738,660 |
| Non-Qualified V (0.75) | 197,258.794 | 17.42 | 3,436,248 |
| Non-Qualified VII | 560,718.860 | 16.58 | 9,296,719 |
| Non-Qualified VIII | 125,966.530 | 16.77 | 2,112,459 |
| Non-Qualified IX | 1,492.281 | 16.47 | 24,578 |
| Non-Qualified XII | 16,714.358 | 11.78 | 196,895 |
| Non-Qualified XX | 855.125 | 11.39 | 9,740 |
| | 947,026.226 | | $ 15,815,299 |
| **ING VP International Value** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 55,051.107 | $ 10.53 | $ 579,688 |
| Non-Qualified V (0.75) | 138,985.012 | 10.70 | 1,487,140 |
| Non-Qualified IX | 6,238.013 | 10.44 | 65,125 |
| Non-Qualified XII | 2,703.402 | 10.68 | 28,872 |
| Non-Qualified XX | 4,244.030 | 11.72 | 49,740 |
| | 207,221.564 | | $ 2,210,565 |
| **ING VP MagnaCap - Class I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 2,477.242 | $ 8.88 | $ 21,998 |
| Non-Qualified V (0.75) | 10,259.260 | 8.98 | 92,128 |
| | 12,736.502 | | $ 114,126 |
| **ING VP MagnaCap - Class S** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 55,988.719 | $ 9.27 | $ 519,015 |
| Non-Qualified XIV | 49,144.668 | 9.17 | 450,657 |
| Non-Qualified XV | 11,529.585 | 9.12 | 105,150 |
| Non-Qualified XVI | 10,452.656 | 9.11 | 95,224 |
| Non-Qualified XVIII | 4,526.547 | 8.97 | 40,603 |
| Non-Qualified XIX | 18,456.119 | 9.01 | 166,290 |
| | 150,098.294 | | $ 1,376,939 |
| **ING VP MidCap Opportunities - Class I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 6,283.239 | $ 9.07 | $ 56,989 |
| Non-Qualified V (0.75) | 47,212.606 | 9.21 | 434,828 |
| Non-Qualified XII | 3,580.183 | 9.20 | 32,938 |
| Non-Qualified XX | 1,279.534 | 12.20 | 15,610 |
| | 58,355.562 | | $ 540,365 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP MidCap Opportunities - Class S** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 343,400.437 | $ 8.17 | $ 2,805,582 |
| Non-Qualified XIV | 312,386.277 | 8.09 | 2,527,205 |
| Non-Qualified XV | 87,635.854 | 8.05 | 705,469 |
| Non-Qualified XVI | 160,995.933 | 8.03 | 1,292,797 |
| Non-Qualified XVIII | 40,921.272 | 7.91 | 323,687 |
| Non-Qualified XIX | 192,518.547 | 7.95 | 1,530,522 |
| | 1,137,858.320 | | $ 9,185,262 |
| **ING VP Real Estate** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 12,583.346 | $ 11.81 | $ 148,609 |
| Non-Qualified V (0.75) | 12,281.047 | 11.83 | 145,285 |
| Non-Qualified XII | 8,680.857 | 11.83 | 102,695 |
| | 33,545.250 | | $ 396,589 |
| **ING VP SmallCap Opportunities - Class I** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 8,733.503 | $ 6.42 | $ 56,069 |
| Non-Qualified V (0.75) | 14,980.561 | 6.52 | 97,673 |
| Non-Qualified XX | 234.062 | 11.04 | 2,584 |
| | 23,948.126 | | $ 156,326 |
| **ING VP SmallCap Opportunities - Class S** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 199,648.842 | $ 6.11 | $ 1,219,854 |
| Non-Qualified XIV | 247,802.971 | 6.05 | 1,499,208 |
| Non-Qualified XV | 78,951.354 | 6.01 | 474,498 |
| Non-Qualified XVI | 96,684.235 | 6.00 | 580,105 |
| Non-Qualified XVIII | 23,738.484 | 5.91 | 140,294 |
| Non-Qualified XIX | 83,481.553 | 5.94 | 495,880 |
| | 730,307.439 | | $ 4,409,839 |
| **Janus Aspen Balanced** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 339,541.910 | $ 23.79 | $ 8,077,702 |
| Non-Qualified V (0.75) | 410,780.464 | 24.84 | 10,203,787 |
| Non-Qualified VII | 1,577,503.262 | 26.21 | 41,346,360 |
| Non-Qualified VIII | 506,295.536 | 21.02 | 10,642,332 |
| Non-Qualified IX | 3,103.972 | 23.35 | 72,478 |
| Non-Qualified X | 11,457.317 | 23.79 | 272,570 |
| Non-Qualified XII | 7,385.662 | 14.14 | 104,433 |
| Non-Qualified XIII | 2,430,412.460 | 13.32 | 32,373,094 |
| Non-Qualified XIV | 2,618,993.929 | 13.08 | 34,256,441 |
| Non-Qualified XV | 881,778.951 | 12.95 | 11,419,037 |
| Non-Qualified XVI | 468,682.390 | 9.57 | 4,485,290 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Balanced (continued)** | | | |
| Non-Qualified XVIII | 115,159.489 | $    9.40 | $    1,082,499 |
| Non-Qualified XIX | 333,181.375 | 9.46 | 3,151,896 |
| Non-Qualified XX | 14,642.655 | 11.33 | 165,901 |
| | 9,718,919.372 | | $    157,653,820 |
| **Janus Aspen Flexible Income** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 82,781.360 | $    20.32 | $    1,682,117 |
| Non-Qualified V (0.75) | 135,956.204 | 21.22 | 2,884,991 |
| Non-Qualified VII | 490,006.336 | 20.00 | 9,800,127 |
| Non-Qualified VIII | 134,116.814 | 16.86 | 2,261,209 |
| Non-Qualified IX | 1,965.878 | 19.95 | 39,219 |
| Non-Qualified X | 6,564.384 | 20.32 | 133,388 |
| Non-Qualified XII | 95.283 | 13.88 | 1,323 |
| Non-Qualified XX | 1,429.378 | 11.38 | 16,266 |
| | 852,915.637 | | $    16,818,640 |
| **Janus Aspen Growth** | | | |
| Currently payable annuity contracts: | | | $    5,348,053 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 264,316.526 | $    16.36 | 4,324,218 |
| Non-Qualified V (0.75) | 328,827.639 | 17.08 | 5,616,376 |
| Non-Qualified VII | 1,076,194.666 | 19.26 | 20,727,509 |
| Non-Qualified VIII | 216,222.185 | 13.83 | 2,990,353 |
| Non-Qualified IX | 7,106.063 | 16.06 | 114,123 |
| Non-Qualified X | 17,349.914 | 16.36 | 283,845 |
| Non-Qualified XII | 6,507.332 | 9.29 | 60,453 |
| Non-Qualified XIII | 1,544,888.908 | 8.82 | 13,625,920 |
| Non-Qualified XIV | 2,303,718.085 | 8.65 | 19,927,161 |
| Non-Qualified XV | 757,360.329 | 8.57 | 6,490,578 |
| Non-Qualified XVI | 254,830.581 | 5.44 | 1,386,278 |
| Non-Qualified XVIII | 111,148.063 | 5.34 | 593,531 |
| Non-Qualified XIX | 287,625.691 | 5.38 | 1,547,426 |
| Non-Qualified XX | 4,003.068 | 11.36 | 45,475 |
| | 7,180,099.050 | | $    83,081,299 |
| **Janus Aspen  Mid Cap Growth** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 466,127.675 | $    18.06 | $    8,418,266 |
| Non-Qualified V (0.75) | 561,507.089 | 18.85 | 10,584,409 |
| Non-Qualified VII | 1,145,721.639 | 17.87 | 20,474,046 |
| Non-Qualified VIII | 275,742.842 | 12.51 | 3,449,543 |
| Non-Qualified IX | 17,441.789 | 17.72 | 309,069 |
| Non-Qualified X | 17,622.860 | 18.06 | 318,269 |
| Non-Qualified XII | 3,967.338 | 10.58 | 41,974 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Mid Cap Growth (continued)** | | | |
| Non-Qualified XIII | 1,565,990.106 | $ 9.93 | $ 15,550,282 |
| Non-Qualified XIV | 1,350,391.305 | 9.74 | 13,152,811 |
| Non-Qualified XV | 485,041.484 | 9.65 | 4,680,650 |
| Non-Qualified XVI | 514,095.235 | 4.08 | 2,097,509 |
| Non-Qualified XVIII | 235,147.211 | 4.00 | 940,589 |
| Non-Qualified XIX | 309,294.354 | 4.03 | 1,246,456 |
| Non-Qualified XX | 5,771.462 | 13.30 | 76,760 |
| | 6,953,862.389 | | $ 81,340,633 |
| | | | |
| **Janus Aspen Worldwide Growth** | | | |
| Currently payable annuity contracts: | - | | $ 5,512,402 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 368,801.355 | $ 18.68 | 6,889,209 |
| Non-Qualified V (0.75) | 683,881.606 | 19.50 | 13,335,691 |
| Non-Qualified VII | 2,750,071.571 | 20.87 | 57,393,994 |
| Non-Qualified VIII | 552,949.475 | 15.20 | 8,404,832 |
| Non-Qualified IX | 17,258.431 | 18.34 | 316,520 |
| Non-Qualified X | 18,704.554 | 18.68 | 349,401 |
| Non-Qualified XII | 20,710.268 | 9.16 | 189,706 |
| Non-Qualified XIII | 2,569,819.730 | 8.54 | 21,946,260 |
| Non-Qualified XIV | 2,586,869.903 | 8.38 | 21,677,970 |
| Non-Qualified XV | 749,653.532 | 8.30 | 6,222,124 |
| Non-Qualified XVI | 551,088.167 | 5.51 | 3,036,496 |
| Non-Qualified XVIII | 176,285.038 | 5.41 | 953,702 |
| Non-Qualified XIX | 524,561.432 | 5.44 | 2,853,614 |
| Non-Qualified XX | 9,222.196 | 10.46 | 96,464 |
| | 11,579,877.258 | | $ 149,178,385 |
| | | | |
| **Lord Abbett Growth and Income** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 133,370.554 | $ 10.22 | $ 1,363,047 |
| Non-Qualified V (0.75) | 379,516.884 | 10.39 | 3,943,180 |
| Non-Qualified IX | 5,675.375 | 10.14 | 57,548 |
| Non-Qualified XII | 366.583 | 10.37 | 3,801 |
| Non-Qualified XX | 7,014.128 | 12.37 | 86,765 |
| | 525,943.524 | | $ 5,454,341 |
| | | | |
| **Lord Abbett Mid-Cap Value** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 45,467.740 | $ 11.15 | $ 506,965 |
| Non-Qualified V (0.75) | 184,714.095 | 11.33 | 2,092,811 |
| Non-Qualified IX | 1,257.355 | 11.06 | 13,906 |
| Non-Qualified XII | 693.251 | 11.31 | 7,841 |
| Non-Qualified XX | 2,605.642 | 13.29 | 34,629 |
| | 234,738.083 | | $ 2,656,152 |

121

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **MFS® Strategic Income** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 156,208.668 | $ 13.38 | $ 2,090,072 |
| Non-Qualified VIII | 22,614.750 | 13.55 | 306,430 |
| | 178,823.418 | | $ 2,396,502 |
| **MFS® Total Return** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 1,874,545.688 | $ 18.30 | $ 34,304,186 |
| Non-Qualified VIII | 468,422.241 | 18.54 | 8,684,548 |
| Non-Qualified XIII | 1,767,162.636 | 13.24 | 23,397,233 |
| Non-Qualified XIV | 2,413,277.914 | 13.00 | 31,372,613 |
| Non-Qualified XV | 723,835.302 | 12.87 | 9,315,760 |
| Non-Qualified XVI | 797,632.981 | 11.72 | 9,348,259 |
| Non-Qualified XVIII | 172,555.993 | 11.50 | 1,984,394 |
| Non-Qualified XIX | 551,067.444 | 11.57 | 6,375,850 |
| | 8,768,500.199 | | $ 124,782,843 |
| **Oppenheimer Aggressive Growth** | | | |
| Currently payable annuity contracts: | | | $ 1,420,341 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 552,021.477 | $ 13.49 | 7,446,770 |
| Non-Qualified VIII | 194,427.985 | 13.64 | 2,651,998 |
| Non-Qualified XIII | 531,783.541 | 9.59 | 5,099,804 |
| Non-Qualified XIV | 712,531.981 | 9.41 | 6,704,926 |
| Non-Qualified XV | 181,401.733 | 9.32 | 1,690,664 |
| Non-Qualified XVI | 358,171.019 | 4.29 | 1,536,554 |
| Non-Qualified XVIII | 319,374.743 | 4.21 | 1,344,568 |
| Non-Qualified XIX | 291,448.853 | 4.24 | 1,235,743 |
| | 3,141,161.332 | | $ 29,131,368 |
| **Oppenheimer Global Securities** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 159,709.395 | $ 15.59 | $ 2,489,869 |
| Non-Qualified V (0.75) | 728,654.172 | 16.10 | 11,731,332 |
| Non-Qualified VII | 933,555.714 | 20.02 | 18,689,785 |
| Non-Qualified VIII | 193,632.592 | 20.25 | 3,921,060 |
| Non-Qualified IX | 18,118.789 | 15.34 | 277,942 |
| Non-Qualified XII | 17,688.697 | 16.14 | 285,496 |
| Non-Qualified XX | 19,653.309 | 12.95 | 254,510 |
| | 2,071,012.668 | | $ 37,649,994 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Main Street®** | | | |
| Currently payable annuity contracts: | - | | $    6,763,932 |
| Contracts in accumulation period: | | | |
| Non-Qualified VII | 1,412,561.719 | $    12.57 | 17,755,901 |
| Non-Qualified VIII | 512,068.295 | 12.71 | 6,508,388 |
| Non-Qualified XIII | 964,438.994 | 8.87 | 8,554,574 |
| Non-Qualified XIV | 1,594,141.301 | 8.71 | 13,884,971 |
| Non-Qualified XV | 588,770.216 | 8.63 | 5,081,087 |
| Non-Qualified XVI | 325,956.790 | 7.78 | 2,535,944 |
| Non-Qualified XVIII | 100,653.373 | 7.64 | 768,992 |
| Non-Qualified XIX | 320,305.786 | 7.68 | 2,459,948 |
| | 5,818,896.474 | | $    64,313,737 |
| **Oppenheimer Strategic Bond** | | | |
| Currently payable annuity contracts: | - | | $    2,082,001 |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 79,624.266 | $    13.40 | 1,066,965 |
| Non-Qualified V (0.75) | 164,506.208 | 13.84 | 2,276,766 |
| Non-Qualified VII | 839,715.350 | 14.65 | 12,301,830 |
| Non-Qualified VIII | 159,680.564 | 14.82 | 2,366,466 |
| Non-Qualified IX | 161.036 | 13.19 | 2,124 |
| Non-Qualified XIII | 615,942.500 | 13.53 | 8,333,702 |
| Non-Qualified XIV | 877,516.377 | 13.28 | 11,653,417 |
| Non-Qualified XV | 278,540.277 | 13.15 | 3,662,805 |
| Non-Qualified XVI | 217,879.402 | 12.97 | 2,825,896 |
| Non-Qualified XVIII | 54,615.134 | 12.74 | 695,797 |
| Non-Qualified XIX | 137,311.723 | 12.82 | 1,760,336 |
| Non-Qualified XX | 14,505.523 | 12.59 | 182,625 |
| | 3,439,998.360 | | $    49,210,730 |
| **PIMCO VIT Real Return** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V (0.75) | 10,710.488 | $    10.56 | $    113,103 |
| | 10,710.488 | | $    113,103 |
| **Pioneer Equity Income** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 30,154.623 | $    10.26 | $    309,386 |
| Non-Qualified V (0.75) | 30,354.641 | 10.43 | 316,599 |
| Non-Qualified IX | 1,624.334 | 10.18 | 16,536 |
| Non-Qualified XII | 3,659.376 | 10.41 | 38,094 |
| Non-Qualified XX | 5,043.943 | 12.28 | 61,940 |
| | 70,836.917 | | $    742,555 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Fund VCT** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 50.717 | $ 9.29 | $ 471 |
| Non-Qualified V (0.75) | 1,050.722 | 9.44 | 9,919 |
| | 1,101.439 | | $ 10,390 |
| **Pioneer Mid Cap Value** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V | 26,888.139 | $ 12.91 | $ 347,126 |
| Non-Qualified V (0.75) | 122,653.147 | 13.12 | 1,609,209 |
| Non-Qualified IX | 2,482.565 | 12.81 | 31,802 |
| Non-Qualified XII | 7,199.909 | 13.10 | 94,319 |
| Non-Qualified XX | 995.868 | 14.37 | 14,311 |
| | 160,219.628 | | $ 2,096,767 |
| **Prudential Jennison** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 29,278.885 | $ 7.63 | $ 223,398 |
| Non-Qualified XIV | 52,040.183 | 7.55 | 392,903 |
| Non-Qualified XV | 41,436.197 | 7.51 | 311,186 |
| Non-Qualified XVI | 14,923.279 | 7.50 | 111,925 |
| Non-Qualified XVIII | 1,287.601 | 7.38 | 9,502 |
| Non-Qualified XIX | 6,349.777 | 7.42 | 47,115 |
| | 145,315.922 | | $ 1,096,029 |
| **SP William Blair International Growth** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 136,868.083 | $ 8.04 | $ 1,100,419 |
| Non-Qualified XIV | 233,704.200 | 7.96 | 1,860,285 |
| Non-Qualified XV | 45,783.701 | 7.92 | 362,607 |
| Non-Qualified XVI | 90,746.433 | 7.91 | 717,804 |
| Non-Qualified XVIII | 9,311.022 | 7.78 | 72,440 |
| Non-Qualified XIX | 73,926.309 | 7.82 | 578,104 |
| | 590,339.748 | | $ 4,691,659 |
| **UBS U.S. Allocation** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified XIII | 137,390.226 | $ 8.76 | $ 1,203,538 |
| Non-Qualified XIV | 835,511.091 | 8.61 | 7,193,750 |
| Non-Qualified XV | 71,823.594 | 8.54 | 613,373 |
| Non-Qualified XVI | 85,379.171 | 7.96 | 679,618 |
| Non-Qualified XVIII | 23,557.435 | 7.81 | 183,984 |
| Non-Qualified XIX | 78,736.851 | 7.86 | 618,872 |
| | 1,232,398.368 | | $ 10,493,135 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger U.S. Smaller Companies** | | | |
| Contracts in accumulation period: | | | |
| Non-Qualified V (0.75) | 7,340.185 | $ 10.16 | $ 74,576 |
| | 7,340.185 | | $ 74,576 |

*Non-Qualified 1964*

Individual Contracts issued from December 1, 1964 to March 14, 1967.

*Non-Qualified V*

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

*Non-Qualified V (0.75)*

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

*Non-Qualified VI*

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

*Non-Qualified VII*

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

*Non-Qualified VIII*

Certain individual retirement annuity Contracts issued since May 1, 1998.

*Non-Qualified IX*

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with deferred compensation plans.

*Non-Qualified X*

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

*Non-Qualified XI*

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective May 29, 1997.

*Non-Qualified XII*

Certain individual retirement annuity contracts issued since March 1999.

*Non-Qualified XIII*

Certain individual retirement annuity Contracts issued since October 1, 1998.

*Non-Qualified XIV*

Certain individual retirement annuity Contracts issued since September 1, 1998.

*Non-Qualified XV*

Certain individual retirement annuity Contracts issued since September 1, 1998.

*Non-Qualified XVI*

Certain individual retirement annuity Contracts issued since August 2000.

*Non-Qualified XVII*

Group AetnaPlus contracts issued in connection with deferred compensation plans having Contract modifications effective September 1, 1999.

*Non-Qualified XVIII*

Certain individual retirement annuity Contracts issued since September 2000.

*Non-Qualified XIX*

Certain individual retirement annuity Contracts issued since August 2000.

*Non-Qualified XX*

Certain deferred compensation Contracts issued since December 2002.

## 8.    Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the nine months ended September 30, 2004 and 2003, and the years ended December 31, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| AIM V.I. Capital Appreciation | | | | | | |
| 2004* | 1,778 | $5.20 to $9.10 | $ 14,790 | - % | 0.75% to 1.90% | -4.41% to -3.68% |
| 2003* | 2,068 | $4.89 to $8.48 | 16,156 | - | 0.75% to 1.90% | -10.39% to -10.11% |
| 2002 | 2,233 | $4.28 to $7.37 | 14,832 | - | 0.45% to 1.90% | -25.80% to -0.04% |
| 2001 | 2,600 | $5.77 to $9.84 | 23,509 | 7.71 | 0.45% to 2.25% | -24.75% to -23.82% |
| 2000 | 2,085 | $7.67 to $12.95 | 25,987 | (a) | (a) | (a) |
| AIM V.I. Core Equity | | | | | | |
| 2004* | 3,034 | $6.27 to $11.94 | 31,071 | - | 0.75% to 2.25% | -0.16% to 0.89% |
| 2003* | 3,478 | $5.70 to $10.74 | 32,098 | - | 0.75% to 2.25% | -9.52% to -9.24% |
| 2002 | 3,742 | $5.14 to $7.67 | 29,940 | 0.30 | 0.75% to 2.25% | -17.19% to -16.21% |
| 2001 | 4,491 | $6.21 to $9.17 | 42,858 | 0.05 | 0.45% to 2.25% | -24.31% to -16.23% |
| 2000 | 4,034 | $8.20 to $12.00 | 49,823 | (a) | (a) | (a) |
| AIM V.I. Government Securities | | | | | | |
| 2004* | 1,160 | $11.61 to $12.52 | 14,217 | - | 0.95% to 1.90% | 0.52% to 1.21% |
| 2003* | 1,503 | $11.57 to $12.37 | 18,245 | - | 0.95% to 1.90% | 0.00% to 0.17% |
| 2002 | 2,139 | $11.65 to $12.36 | 25,997 | 2.67 | 0.95% to 1.90% | 0.07% to 8.01% |
| 2001 | 819 | $10.83 to $11.38 | 9,149 | 5.55 | 0.50% to 1.90% | 4.38% to 5.40% |
| 2000 | 28 | $10.38 to $10.80 | 295 | (a) | (a) | (a) |
| AIM V.I. Growth | | | | | | |
| 2004* | 2,614 | $4.14 to $11.68 | 16,273 | - | 0.75% to 1.90% | -3.72% to -2.68% |
| 2003* | 2,764 | $3.89 to $5.97 | 15,925 | - | 0.75% to 1.90% | -9.82% to -9.49% |
| 2002 | 3,069 | $3.34 to $5.09 | 14,946 | - | 0.75% to 1.90% | -32.29% to -31.49% |
| 2001 | 3,912 | $4.93 to $7.44 | 27,757 | 0.20 | 0.45% to 2.25% | -35.18% to -34.38% |
| 2000 | 3,321 | $7.60 to $11.37 | 37,257 | (a) | (a) | (a) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **AIM V.I. Premier Equity** | | | | | | |
| 2004* | 4,316 | $6.08 to $8.28 | $ 35,622 | - % | 0.75% to 1.90% | -3.95% to -3.02% |
| 2003* | 5,237 | $5.76 to $7.77 | 40,782 | - | 0.75% to 1.90% | -9.23% to -8.96% |
| 2002 | 5,969 | $5.16 to $6.91 | 41,327 | 0.29 | 0.45% to 1.90% | -31.59% to -30.57% |
| 2001 | 7,410 | $7.54 to $10.00 | 74,008 | 2.16 | 0.45% to 2.25% | -14.24% to -9.62% |
| 2000 | 6,222 | $8.79 to $11.55 | 73,350 | (a) | (a) | (a) |
| **Alger American Balanced** | | | | | | |
| 2004* | 77 | $24.35 | 1,886 | 1.50 | 1.40% | -3.03% |
| 2003* | 101 | $23.71 | 2,392 | 2.17 | 1.40% | -5.58% |
| 2002 | 120 | $21.40 | 2,576 | 1.69 | 1.40% | -13.52% |
| 2001 | 152 | $24.74 | 3,765 | 3.07 | 0.85% to 1.40% | -3.31% |
| 2000 | 191 | $25.59 | 4,888 | (a) | (a) | (a) |
| **Alger American Income & Growth** | | | | | | |
| 2004* | 233 | $21.54 | 5,022 | 0.56 | 1.40% | -2.84% |
| 2003* | 318 | $19.82 | 6,303 | 0.32 | 1.40% | -10.60% |
| 2002 | 356 | $17.31 | 6,167 | 0.64 | 1.40% | -32.07% |
| 2001 | 443 | $25.49 | 11,279 | 6.98 | 0.85% to 1.40% | -15.53% |
| 2000 | 550 | $30.17 | 16,586 | (a) | (a) | (a) |
| **Alger American Leveraged AllCap** | | | | | | |
| 2004* | 222 | $16.23 to $21.98 | 4,874 | - | 1.25% to 1.40% | -5.38% to -5.25% |
| 2003* | 287 | $15.64 to $21.21 | 6,081 | - | 1.25% to 1.40% | -8.70% |
| 2002 | 327 | $12.87 to $17.49 | 5,724 | 0.01 | 1.25% to 1.40% | -34.84% to -34.74% |
| 2001 | 388 | $19.73 to $26.84 | 10,424 | 3.28 | 0.85% to 1.40% | -17.11% to -16.99% |
| 2000 | 481 | $23.77 to $32.38 | 15,563 | (a) | (a) | (a) |
| **AllianceBernstein VPSF Growth and Income** | | | | | | |
| 2004* | 4,127 | $10.11 to $10.38 | 42,280 | 0.95 | 0.95% to 1.90% | 0.39% to 1.18% |
| 2003* | 3,064 | $9.01 to $9.26 | 27,956 | 1.03 | 0.95% to 1.90% | -10.21% to -10.05% |
| 2002 | 2,855 | $7.68 to $7.89 | 22,169 | 0.80 | 0.95% to 1.90% | -23.53% to -22.79% |
| 2001 | 2,791 | $9.99 to $10.27 | 28,177 | 4.75 | 0.50% to 1.90% | -1.56% to -0.60% |
| 2000 | 88 | $10.10 to $10.39 | 898 | (a) | (a) | (a) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **AllianceBernstein VPSF Premier Growth** | | | | | | |
| 2004* | 1,335 | $5.04 to $5.42 | $ 6,939 | - % | 0.95% to 1.90% | -3.10% to -2.28% |
| 2003* | 1,391 | $4.79 to $5.16 | 6,882 | - | 0.95% to 1.90% | -7.60% to -7.29% |
| 2002 | 1,333 | $4.24 to $4.57 | 5,838 | - | 0.95% to 1.90% | -31.96% to -31.30% |
| 2001 | 1,331 | $6.20 to $6.69 | 8,532 | 6.31 | 0.50% to 1.90% | -18.80% to -17.99% |
| 2000 | 341 | $7.60 to $8.20 | 2,687 | (a) | (a) | (a) |
| **AllianceBernstein VPSF Quasar** | | | | | | |
| 2004* | 526 | $7.11 to $8.17 | 4,098 | - | 0.95% to 1.90% | -0.97% to -0.24% |
| 2003* | 363 | $6.17 to $7.02 | 2,445 | - | 0.95% to 1.90% | -14.29% to -14.01% |
| 2002 | 128 | $4.91 to $5.55 | 684 | - | 0.95% to 1.90% | -33.07% to -32.42% |
| 2001 | 116 | $7.34 to $8.22 | 910 | 3.62 | 0.50% to 1.90% | -14.43% to -13.59% |
| 2000 | 9 | $8.58 to $9.51 | 82 | (a) | (a) | (a) |
| **American Century® VP Balanced** | | | | | | |
| 2004* | 66 | 18.56 | 1,228 | 1.74 | 1.40% | 2.03% |
| 2003* | 86 | $17.06 | 1,474 | 2.71 | 1.40% | -6.21% |
| 2002 | 96 | $15.44 | 1,483 | 2.84 | 1.40% | -10.82% |
| 2001 | 118 | $17.32 | 2,043 | 6.22 | 0.85% to 1.40% | -4.90% |
| 2000 | 147 | $18.21 | 2,684 | (a) | (a) | (a) |
| **American Century® VP International** | | | | | | |
| 2004* | 83 | $13.12 to $14.38 | 1,192 | 0.55 | 1.25% to 1.40% | -0.21% to -0.08% |
| 2003* | 98 | $11.58 to $12.71 | 1,248 | 0.79 | 1.25% to 1.40% | -11.81% to -11.80% |
| 2002 | 131 | $10.68 to $11.74 | 1,539 | 0.83 | 1.25% to 1.40% | -21.49% to -21.37% |
| 2001 | 185 | $13.59 to $14.95 | 2,759 | 10.20 | 0.85% to 1.40% | -30.17% to -30.06% |
| 2000 | 229 | $19.43 to $21.41 | 4,905 | (a) | (a) | (a) |
| **Calvert Social Balanced** | | | | | | |
| 2004* | 166 | $11.44 to $21.51 | 2,113 | - | 0.75% to 1.40% | 1.24% to 1.70% |
| 2003* | 170 | $10.59 to $19.79 | 1,985 | - | 0.75% to 1.40% | -6.43% to -6.28% |
| 2002 | 167 | $9.61 to $17.86 | 1,775 | 2.79 | 0.75% to 1.40% | -13.38% to -12.81% |
| 2001 | 158 | $11.09 to $20.48 | 1,959 | 4.91 | 0.45% to 1.50% | -8.25% to -7.64% |
| 2000 | 175 | $12.09 to $22.18 | 2,514 | (a) | (a) | (a) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Federated American Leaders | | | | | | |
| 2004* | 1,814 | $16.86 to $23.31 | $ 42,329 | 1.46 % | 1.25% to 1.40% | -0.26% to -0.12% |
| 2003* | 2,307 | $14.76 to $20.44 | 47,192 | 1.58 | 1.25% to 1.40% | -12.56% to -12.54% |
| 2002 | 2,720 | $13.39 to $18.56 | 50,539 | 1.17 | 1.25% to 1.40% | -21.33% to -21.21% |
| 2001 | 3,522 | $16.99 to $23.59 | 83,193 | 2.06 | 0.85% to 1.40% | -5.56% to -5.42% |
| 2000 | 4,105 | $17.97 to $24.98 | 102,586 | (a) | (a) | (a) |
| Federated Capital Income | | | | | | |
| 2004* | 401 | $10.89 to $13.03 | 5,239 | 4.56 | 1.25% to 1.40% | 2.20% to 2.25% |
| 2003* | 540 | $9.76 to $11.69 | 6,328 | 6.61 | 1.25% to 1.40% | -8.36% to -8.31% |
| 2002 | 653 | $8.94 to $10.72 | 7,021 | 5.71 | 1.25% to 1.40% | -25.01% to -24.90% |
| 2001 | 923 | $11.90 to $14.29 | 13,230 | 3.57 | 0.85% to 1.40% | -14.94% to -14.81% |
| 2000 | 1,149 | $13.97 to $16.80 | 19,351 | (a) | (a) | (a) |
| Federated Equity Income | | | | | | |
| 2004* | 704 | $12.58 | 8,938 | 2.07 | 1.25% to 1.40% | 1.94% |
| 2003* | 910 | $10.92 | 10,017 | 1.97 | 1.25% to 1.40% | -11.51% |
| 2002 | 1,035 | $9.83 | 10,264 | 2.11 | 1.25% to 1.40% | -21.85% |
| 2001 | 1,384 | $12.58 | 17,476 | 1.97 | 0.75% to 1.40% | -12.24% |
| 2000 | 1,690 | $14.33 | 24,264 | (a) | (a) | (a) |
| Federated Fund for U.S. Government Securities | | | | | | |
| 2004* | 442 | $15.75 | 6,963 | 4.87 | 1.25% to 1.40% | 1.68% |
| 2003* | 678 | $15.49 | 10,511 | 3.74 | 1.25% to 1.40% | 0.00% |
| 2002 | 826 | $15.35 | 12,674 | 3.65 | 1.40% | 7.52% |
| 2001 | 820 | $14.28 | 11,702 | 3.90 | 0.85% to 1.40% | 5.53% |
| 2000 | 823 | $13.53 | 11,133 | (a) | (a) | (a) |
| Federated High Income Bond | | | | | | |
| 2004* | 710 | $14.62 to $17.11 | 12,167 | 7.73 | 1.25% to 1.40% | 5.29% to 5.41% |
| 2003* | 1,036 | $13.21 to $15.49 | 16,075 | 7.61 | 1.25% to 1.40% | -4.76% to -4.68% |
| 2002 | 1,236 | $11.49 to $13.48 | 16,683 | 10.52 | 1.25% to 1.40% | -0.03% to 0.12% |
| 2001 | 1,548 | $11.48 to $13.49 | 20,899 | 11.00 | 0.85% to 1.40% | -0.04% to 0.10% |
| 2000 | 1,959 | $11.46 to $13.49 | 26,446 | (a) | (a) | (a) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Federated International Equity | | | | | | |
| 2004* | 392 | $13.07 to $14.10 | $ 5,561 | - % | 1.25% to 1.40% | -0.07% to 0.08% |
| 2003* | 482 | $11.52 to $12.45 | 6,042 | - | 1.25% to 1.40% | -11.79% to -11.76% |
| 2002 | 551 | $10.03 to $10.85 | 6,024 | - | 1.25% to 1.40% | -23.84% to -23.73% |
| 2001 | 767 | $13.15 to $14.25 | 10,976 | 12.94 | 0.85% to 1.40% | -30.42% to -30.31% |
| 2000 | 978 | $18.87 to $20.48 | 20,057 | (a) | (a) | (a) |
| Federated Mid Cap Growth Strategies | | | | | | |
| 2004* | 522 | $19.21 | 10,022 | - | 1.40% | 2.02% |
| 2003* | 646 | $16.74 | 10,814 | - | 1.40% | -11.10% |
| 2002 | 764 | $13.63 | 10,415 | - | 1.40% | -27.38% |
| 2001 | 1,117 | $18.77 | 20,974 | 1.68 | 0.85% to 1.40% | -23.48% |
| 2000 | 1,378 | $24.53 | 33,809 | (a) | (a) | (a) |
| Federated Prime Money | | | | | | |
| 2004* | 302 | $12.51 | 3,781 | 0.46 | 1.40% | -0.64% |
| 2003* | 456 | $12.62 | 5,751 | 0.56 | 1.40% | 0.24% |
| 2002 | 583 | $12.68 | 7,387 | 1.37 | 1.40% | 0% |
| 2001 | 695 | $12.68 | 8,812 | 3.44 | 0.85% to 1.40% | 2.28% |
| 2000 | 702 | $12.40 | 8,703 | (a) | (a) | (a) |
| Fidelity® VIP *Asset Manager*℠ | | | | | | |
| 2004* | 645 | $15.14 to $18.05 | 11,270 | 2.75 | 1.25% to 1.40% | -1.20% to -1.05% |
| 2003* | 697 | $14.44 to $17.24 | 11,627 | 3.58 | 1.25% to 1.40% | -5.64% to -5.62% |
| 2002 | 728 | $13.13 to $15.71 | 11,086 | 4.06 | 1.25% to 1.40% | -10.01% to -9.87% |
| 2001 | 831 | $14.57 to $17.45 | 14,094 | 6.08 | 0.85% to 1.40% | -5.44% to -5.30% |
| 2000 | 993 | $15.39 to $18.46 | 17,821 | (a) | (a) | (a) |
| Fidelity® VIP Contrafund® | | | | | | |
| 2004* | 12,739 | $9.48 to $25.29 | 212,105 | 0.33 | 0.75% to 1.90% | 4.18% to 5.18% |
| 2003* | 11,048 | $8.20 to $21.76 | 164,599 | 0.46 | 0.75% to 1.90% | -10.13% to -9.85% |
| 2002 | 10,912 | $7.22 to $19.81 | 145,571 | 0.86 | 0.45% to 1.90% | -11.07% to 78.65% |
| 2001 | 11,618 | $8.12 to $21.96 | 173,999 | 3.56 | 0.45% to 1.90% | -13.93% to -3.25% |
| 2000 | 12,102 | $9.43 to $24.67 | 216,963 | (a) | (a) | (a) |

132

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Fidelity® VIP Equity-Income | | | | | | |
| 2004* | 12,747 | $10.40 to $23.30 | $ 199,377 | 1.57 % | 0.75% to 1.90% | 0.67% to 1.54% |
| 2003* | 11,551 | $9.08 to $20.23 | 164,272 | 1.79 | 0.75% to 1.90% | -12.42% to -12.10% |
| 2002 | 11,480 | $8.08 to $17.95 | 146,420 | 1.78 | 0.75% to 1.90% | -18.53% to -17.57% |
| 2001 | 12,170 | $9.92 to $21.92 | 193,019 | 6.26 | 0.45% to 1.90% | -6.77% to -5.67% |
| 2000 | 10,395 | $10.64 to $23.40 | 188,025 | (a) | (a) | (a) |
| Fidelity® VIP Growth | | | | | | |
| 2004* | 9,455 | $5.79 to $21.66 | 111,785 | 0.28 | 0.75% to 1.90% | -6.16% to -5.21% |
| 2003* | 9,340 | $5.57 to $20.74 | 111,568 | 0.27 | 0.75% to 1.90% | -9.89% to -9.67% |
| 2002 | 9,473 | $4.73 to $17.54 | 98,180 | 0.26 | 0.45% to 1.90% | -31.44% to -30.42% |
| 2001 | 10,633 | $6.90 to 25.45 | 167,319 | 7.26 | 0.45% to 1.90% | -19.23% to -18.23% |
| 2000 | 9,467 | $8.54 to $31.34 | 209,610 | (a) | (a) | (a) |
| Fidelity® VIP High Income | | | | | | |
| 2004* | 4,642 | $8.40 to $12.39 | 48,799 | 8.68 | 0.80% to 2.25% | 3.23% to 3.97% |
| 2003* | 5,310 | $7.72 to $11.38 | 50,470 | 6.79 | 0.95% to 2.25% | -4.93% to -4.74% |
| 2002 | 4,489 | $6.46 to $9.53 | 36,456 | 10.78 | 0.95% to 2.25% | 1.48% to 2.46% |
| 2001 | 4,973 | $6.34 to $9.34 | 39,385 | 13.71 | 0.50% to 2.25% | -13.42% to -12.58% |
| 2000 | 4,980 | $7.28 to $10.74 | 45,512 | (a) | (a) | (a) |
| Fidelity® VIP Index 500 | | | | | | |
| 2004* | 3,390 | $17.11 to $20.37 | 67,009 | 1.37 | 1.25% to 1.40% | 0.30% to 0.35% |
| 2003* | 3,803 | $15.25 to $18.19 | 67,254 | 1.52 | 1.25% to 1.40% | -10.56% to -10.44% |
| 2002 | 4,125 | $13.44 to $16.04 | 64,190 | 1.38 | 1.25% to 1.40% | -23.34% to -23.22% |
| 2001 | 4,961 | $17.51 to $20.93 | 100,783 | 1.20 | 0.85% to 1.40% | -13.34% to -13.21% |
| 2000 | 5,672 | $20.17 to $24.15 | 133,049 | (a) | (a) | (a) |
| Fidelity® VIP Investment Grade Bond | | | | | | |
| 2004* | 127 | $16.12 to $16.42 | 2,087 | 4.25 | 1.25% to 1.40% | 2.18% to 2.28% |
| 2003* | 152 | $15.69 to $16.01 | 2,436 | 4.24 | 1.25% to 1.40% | -0.44% to -0.37% |
| 2002 | 187 | $15.17 to $15.49 | 2,890 | 4.05 | 1.25% to 1.40% | 8.80% to 8.96% |
| 2001 | 217 | $13.92 to $14.24 | 3,084 | 5.86 | 0.85% to 1.40% | 6.94% to 7.10% |
| 2000 | 278 | $13.00 to $13.32 | 3,700 | (a) | (a) | (a) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Fidelity® VIP Overseas | | | | | | |
| 2004* | 964 | $9.63 to $14.50 | $ 13,488 | 1.27 % | 0.75% to 1.50% | -1.66% to -1.14% |
| 2003* | 821 | $8.39 to $12.71 | 10,074 | 0.71 | 0.75% to 1.50% | -13.95% to -13.74% |
| 2002 | 654 | $6.85 to $10.42 | 6,617 | 0.85 | 0.75% to 1.50% | -21.47% to -20.88% |
| 2001 | 770 | $8.67 to $13.26 | 9,914 | 13.97 | 0.45% to 1.50% | -22.35% to -21.76% |
| 2000 | 872 | $11.08 to $17.06 | 14,451 | (a) | (a) | (a) |
| Franklin Small Cap Value Securities | | | | | | |
| 2004* | 164 | $13.08 to $13.39 | 2,180 | 0.07 | 0.75% to 1.50% | 9.47% to 9.93% |
| 2003* | 46 | $10.24 to $10.38 | 472 | 0.24 | 0.75% to 1.25% | -14.81% to -14.78% |
| 2002 | 39 | $9.22 to $9.29 | 365 | (c) | 0.75% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING GET Fund - Series G | | | | | | |
| 2004* | 11,472 | $10.05 to $10.52 | 116,444 | 4.54 | 1.00% to 1.90% | -0.89% to -0.19% |
| 2003* | 14,406 | $10.14 to $10.51 | 147,232 | 3.94 | 1.00% to 1.90% | -0.28% to 0.00% |
| 2002 | 16,105 | $10.11 to $10.41 | 163,877 | 3.84 | 1.00% to 1.90% | 2.97% to 3.92% |
| 2001 | 17,381 | $9.82 to $10.02 | 171,369 | 0.38 | 1.00% to 2.40% | -0.52% to 0.40% |
| 2000 | 18,850 | $9.87 to $9.98 | 186,445 | (a) | (a) | (a) |
| ING GET Fund - Series H | | | | | | |
| 2004* | 8,518 | $10.21 to $10.66 | 87,836 | 4.52 | 1.00% to 1.90% | -0.87% to -0.28% |
| 2003* | 10,695 | $10.26 to $10.62 | 110,650 | 4.01 | 1.00% to 1.90% | -0.65% to -0.39% |
| 2002 | 11,865 | $10.18 to $10.46 | 121,603 | 3.59 | 1.00% to 1.90% | 2.78% to 3.72% |
| 2001 | 13,233 | $9.91 to $10.01 | 131,686 | 0.47 | 1.00% to 2.40% | -1.24% to -0.33% |
| 2000 | 14,101 | $10.03 to $10.12 | 141,764 | (a) | (a) | (a) |
| ING GET Fund - Series I | | | | | | |
| 2004* | 6,156 | $10.11 to $10.32 | 62,831 | 4.05 | 1.45% to 1.90% | -1.08% to -0.77% |
| 2003* | 7,559 | $10.21 to $10.38 | 77,757 | 3.38 | 1.45% to 1.90% | -0.19% to -0.10% |
| 2002 | 8,275 | $10.10 to $10.23 | 84,079 | 3.54 | 1.45% to 1.90% | 3.35% to 3.82% |
| 2001 | 8,909 | $9.78 to $9.86 | 87,402 | 0.25 | 1.35% to 2.40% | -0.76% to -0.30% |
| 2000 | 9,419 | $9.85 to $9.89 | 92,929 | (a) | (a) | (a) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING GET Fund - Series J** | | | | | | |
| 2004* | 4,893 | $10.03 to $10.23 | $ 49,515 | 4.27 % | 1.45% to 1.90% | -0.89% to -0.58% |
| 2003* | 6,309 | $10.13 to $10.29 | 64,327 | 3.53 | 1.45% to 1.90% | 0.00% to 0.10% |
| 2002 | 7,113 | $10.05 to $10.17 | 71,844 | 3.49 | 1.45% to 1.90% | 4.05% to 4.53% |
| 2001 | 7,719 | $9.66 to $9.73 | 74,801 | 0.18 | 1.35% to 2.40% | -0.63% to -0.16% |
| 2000 | 8,207 | $9.72 to $9.75 | 79,872 | (a) | (a) | (a) |
| **ING GET Fund - Series K** | | | | | | |
| 2004* | 6,002 | $9.85 to $10.27 | 60,396 | 3.47 | 1.45% to 2.40% | -1.30% to -0.58% |
| 2003* | 7,254 | $10.03 to $10.36 | 73,937 | 3.13 | 1.45% to 2.40% | 0.29% to 0.50% |
| 2002 | 8,037 | $9.99 to $10.24 | 81,260 | 2.68 | 1.45% to 2.40% | 3.20% to 4.20% |
| 2001 | 9,082 | $9.68 to $9.82 | 88,558 | - | 1.35% to 2.40% | -3.19% to -2.24% |
| 2000 | 9,357 | $10.00 to $10.05 | 93,790 | (a) | (a) | (a) |
| **ING GET Fund - Series L** | | | | | | |
| 2004* | 5,385 | $9.85 to $10.22 | 53,972 | 3.92 | 1.45% to 2.40% | -1.40% to -0.68% |
| 2003* | 6,858 | $10.01 to $10.29 | 69,578 | 3.41 | 1.45% to 2.40% | 0.00% to 0.20% |
| 2002 | 7,535 | $9.89 to $10.09 | 75,255 | 0.05 | 1.45% to 2.40% | 0.22% to 1.20% |
| 2001 | 8,101 | $9.87 to $9.97 | 80,345 | 4.63 | 1.35% to 2.40% | -1.53% to -0.46% |
| 2000 | 58 | $10.01 to $10.02 | 585 | (a) | (a) | (a) |
| **ING GET Fund - Series M** | | | | | | |
| 2004* | 7,967 | $9.90 to $10.25 | 80,103 | 4.26 | 1.45% to 2.40% | -1.39% to -0.68% |
| 2003* | 10,086 | $10.03 to $10.28 | 102,283 | 3.42 | 1.45% to 2.40% | -0.39% to -0.10% |
| 2002 | 11,558 | $9.91 to $10.08 | 115,381 | 0.03 | 1.45% to 2.40% | 1.12% to 2.10% |
| 2001 | 12,531 | $9.80 to $9.87 | 123,165 | (b) | 1.45% to 2.40% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING GET Fund - Series N** | | | | | | |
| 2004* | 6,448 | $10.03 to $10.36 | 65,636 | 3.37 | 1.45% to 2.40% | -1.18% to -0.38% |
| 2003* | 7,815 | $10.11 to $10.34 | 79,795 | 2.60 | 1.45% to 2.40% | -0.58% to -0.39% |
| 2002 | 8,982 | $9.97 to $10.12 | 90,143 | 0.02 | 1.45% to 2.40% | -2.77% to -1.82% |
| 2001 | 10,181 | $10.25 to $10.31 | 104,606 | (b) | 1.45% to 2.40% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET Fund - Series P | | | | | | |
| 2004* | 4,968 | $9.91 to $10.21 | $ 49,857 | 3.57 % | 1.45% to 2.40% | -1.20% to -0.39% |
| 2003* | 6,254 | $10.00 to $10.20 | 63,075 | 2.47 | 1.45% to 2.40% | -0.49% to -0.30% |
| 2002 | 7,680 | $9.89 to $10.01 | 76,334 | 0.04 | 1.45% to 2.40% | -1.16% to -0.20% |
| 2001 | 8,288 | $10.00 to $10.03 | 83,012 | (b) | 1.45% to 2.40% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING GET Fund - Series Q | | | | | | |
| 2004* | 3,859 | $10.13 to $10.41 | 39,564 | 3.49 | 1.45% to 2.40% | -1.27% to -0.57% |
| 2003* | 4,592 | $10.20 to $10.38 | 47,203 | 0.00 | 1.45% to 2.40% | -0.86% to -0.58% |
| 2002 | 5,460 | $10.00 to $10.10 | 54,826 | 3.81 | 1.45% to 2.40% | 0.00% to 0.97% |
| 2001 | 162 | $10.00 | 1,620 | (b) | 1.45% to 2.40% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING GET Fund - Series R | | | | | | |
| 2004* | 3,274 | $10.30 to $10.56 | 34,127 | 3.18 | 1.45% to 2.40% | -1.15% to -0.38% |
| 2003* | 3,791 | $10.28 to $10.44 | 39,270 | 0.01 | 1.45% to 2.40% | -1.51% to -1.33% |
| 2002 | 4,312 | $10.06 to $10.14 | 43,556 | (c) | 1.45% to 2.40% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING GET Fund - Series S | | | | | | |
| 2004* | 3,636 | $10.24 to $10.57 | 37,614 | 2.61 | 1.00% to 2.40% | -1.06% to 0.00% |
| 2003* | 4,614 | $10.23 to $10.42 | 47,515 | 0.09 | 1.00% to 2.40% | -1.42% to -1.16% |
| 2002 | 5,334 | $10.01 to $10.08 | 53,553 | (c) | 1.00% to 2.40% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING GET Fund - Series T | | | | | | |
| 2004* | 2,792 | $10.28 to $10.48 | 28,942 | 2.77 | 1.45% to 2.40% | -1.15% to -0.47% |
| 2003* | 3,184 | $10.25 to $10.35 | 32,773 | 0.13 | 1.45% to 2.40% | -1.71% to -1.44% |
| 2002 | 3,908 | $10.06 to $10.09 | 39,378 | (c) | 1.45% to 2.40% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET Fund - Series U | | | | | | |
| 2004* | 2,613 | $10.38 to $10.56 | $ 27,318 | 1.91 % | 1.45% to 2.40% | -1.05% to -0.38% |
| 2003* | 2,980 | $10.27 to $10.35 | 30,710 | - | 1.45% to 2.40% | -2.36% to -2.10% |
| 2002 | 50 | $9.99 to $10.00 | 503 | (c) | 0.95% to 1.75% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING GET Fund - Series V | | | | | | |
| 2004* | 5,984 | $9.61 to $9.76 | 57,886 | 0.98 | 1.45% to 2.40% | -0.83% to -0.10% |
| 2003* | 8,110 | $9.64 to $9.69 | 78,382 | - | 1.45% to 2.40% | -0.82% to -0.52% |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP Balanced | | | | | | |
| 2004* | 7,403 | $9.29 to $25.25 | 178,890 | 2.06 | 0.75% to 2.25% | 1.20% to 2.14% |
| 2003* | 6,718 | $8.59 to $23.06 | 156,793 | 2.04 | 0.75% to 2.25% | -6.75% to -6.40% |
| 2002 | 7,046 | $7.87 to $26.80 | 148,868 | 1.07 | 0.45% to 2.25% | -12.01% to -10.71% |
| 2001 | 8,277 | $8.94 to $30.01 | 189,948 | 5.84 | 0.45% to 2.25% | -6.04% to 0.46% |
| 2000 | 8,309 | $9.52 to $24.76 | 199,768 | (a) | (a) | (a) |
| ING VP Intermediate Bond | | | | | | |
| 2004* | 7,984 | $11.26 to $19.58 | 141,936 | 4.30 | 0.75% to 2.25% | 2.18% to 3.05% |
| 2003* | 8,852 | $10.85 to $18.84 | 152,333 | 1.75 | 0.75% to 2.25% | -0.88% to -0.57% |
| 2002 | 9,939 | $11.86 to $18.01 | 164,563 | 3.25 | 0.75% to 2.25% | 6.28% to 7.53% |
| 2001 | 9,525 | $11.16 to $16.75 | 144,459 | 6.51 | 0.45% to 2.25% | 6.67% to 7.93% |
| 2000 | 6,869 | $10.46 to $15.52 | 99,490 | (a) | (a) | (a) |
| ING VP Emerging Markets | | | | | | |
| 2004* | 75 | $9.48 | 714 | - | 1.40% | 3.27% |
| 2003* | 91 | $8.02 | 727 | - | 1.40% | -12.64% |
| 2002 | 103 | $6.32 | 649 | - | 1.40% | -10.60% |
| 2001 | 129 | $7.08 | 912 | 19.78 | 0.85% to 1.40% | -11.68% |
| 2000 | 157 | $8.01 | 1,255 | (a) | (a) | (a) |

137

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Money Market** | | | | | | |
| 2004* | 15,585 | $10.01 to $14.47 | $ 196,622 | 1.12 % | 0.75% to 2.25% | -0.79% to 0.09% |
| 2003* | 15,863 | $10.02 to $14.45 | 207,705 | 1.75 | 0.75% to 2.25% | -0.07% to 0.29% |
| 2002 | 19,939 | $10.30 to $14.44 | 262,556 | 3.85 | 0.75% to 2.25% | -0.31% to 0.86% |
| 2001 | 22,423 | $10.33 to $48.45 | 293,027 | 4.69 | 0.45% to 2.25% | 1.33% to 3.16% |
| 2000 | 16,310 | $10.13 to $13.88 | 211,809 | (a) | (a) | (a) |
| **ING VP Natural Resources** | | | | | | |
| 2004* | 101 | $15.93 to $16.94 | 1,642 | 1.01 | 0.75% to 1.50% | 7.78% to 8.31% |
| 2003* | 119 | $12.56 to $13.27 | 1,517 | - | 0.75% to 1.50% | -15.15% to -14.95% |
| 2002 | 135 | $11.48 to $12.07 | 1,567 | 0.19 | 0.75% to 1.50% | -3.56% to -2.83% |
| 2001 | 166 | $11.90 to $12.42 | 2,003 | - | 0.45% to 1.50% | -17.19% to -16.57% |
| 2000 | 193 | $14.35 to $14.87 | 2,801 | (a) | (a) | (a) |
| **ING Julius Baer Foreign** | | | | | | |
| 2004* | 1 | $10.09 | 12 | (e) | 0.75% | (e) |
| 2003* | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING MFS Total Return** | | | | | | |
| 2004* | 97 | $11.63 to $12.07 | 1,132 | - | 0.75% to 1.50% | 3.01% to 3.35% |
| 2003* | 2 | $10.58 to $10.60 | 23 | (d) | 0.75% to 1.25% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING T. Rowe Price Equity Income** | | | | | | |
| 2004* | 126 | $12.69 to $13.45 | 1,604 | - | 0.75% to 1.50% | 4.27% to 4.58% |
| 2003* | 54 | $10.82 to $10.84 | 589 | (d) | 0.75% to 1.25% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Aeltus Enhanced Index** | | | | | | |
| 2004* | 7 | $10.10 to $10.23 | $ 74 | - % | 0.75% to 1.25% | 0.29% |
| 2003* | 2 | $9.15 | 17 | (d) | 0.75% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING Alger Aggressive Growth Portfolio - Service Class** | | | | | | |
| 2004* | 78 | $9.75 to $12.54 | 797 | - | 0.75% to 1.50% | -4.41% to -3.80% |
| 2003* | 44 | $9.05 to $9.33 | 414 | - | 0.75% to 1.50% | -11.40% to -11.21% |
| 2002 | 24 | $7.31 to $7.34 | 179 | (c) | 0.75% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Alger Growth Portfolio - Service Class** | | | | | | |
| 2004* | 44 | $9.05 to $9.16 | 401 | - | 0.75% to 1.25% | -5.73% to -5.37% |
| 2003* | 33 | $8.59 to $8.66 | 289 | - | 0.75% to 1.25% | -10.55% to -10.52% |
| 2002 | 1 | $7.24 to $7.26 | 9 | (c) | 0.75% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING American Century Small Cap Value** | | | | | | |
| 2004* | 70 | $11.57 to $13.38 | 840 | - | 0.75% to 1.25% | 7.03% to 7.33% |
| 2003* | 48 | $9.48 to $10.93 | 481 | - | 0.75% to 1.25% | -12.47% to -12.30% |
| 2002 | 20 | $8.11 to $9.30 | 173 | (c) | 0.75% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Baron Small Cap Growth** | | | | | | |
| 2004* | 155 | $12.38 to $13.95 | 1,957 | - | 0.75% to 1.50% | 8.60% to 9.27% |
| 2003* | 99 | $10.35 to $11.61 | 1,047 | - | 0.75% to 1.50% | -9.28% to -9.21% |
| 2002 | 21 | $8.72 to $9.68 | 193 | (c) | 0.75% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |

139

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Goldman Sachs® Capital Growth** | | | | | | |
| 2004* | 29 | $9.64 to $11.51 | $ 283 | - % | 0.75% to 1.25% | -1.83% to -1.41% |
| 2003* | 2 | $8.99 to $10.70 | 22 | - | 0.75% to 1.25% | -8.69% to -8.45% |
| 2002 | 2 | $8.07 | 18 | (c) | 0.75% to 0.80% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING JPMorgan International** | | | | | | |
| 2004* | 3,868 | $7.35 to $21.08 | 41,359 | 1.19 | 0.75% to 1.90% | 2.92% to 3.84% |
| 2003* | 3,031 | $6.17 to $17.49 | 27,406 | 1.19 | 0.75% to 1.90% | -13.84% to -13.59% |
| 2002 | 2,909 | $5.62 to $15.80 | 24,044 | 0.62 | 0.75% to 1.90% | -19.64% to -18.69% |
| 2001 | 2,892 | $7.00 to $19.44 | 30,449 | 25.04 | 0.45% to 2.25% | -28.33% to -27.48% |
| 2000 | 2,451 | $9.76 to $26.80 | 38,280 | (a) | (a) | (a) |
| **ING JPMorgan Mid Cap Value** | | | | | | |
| 2004* | 134 | $12.71 to $14.50 | 1,755 | - | 0.75% to 1.50% | 8.35% to 9.01% |
| 2003* | 44 | $10.62 to $12.01 | 494 | - | 0.75% to 1.25% | -9.94% to -9.83% |
| 2002 | 9 | $9.17 to $9.20 | 87 | (c) | 0.75% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING MFS Capital Opportunities** | | | | | | |
| 2004* | 3,070 | $5.56 to $24.75 | 35,339 | 0.44 | 0.75% to 1.90% | -0.36% to 0.45% |
| 2003* | 3,509 | $5.08 to $22.35 | 37,008 | 0.20 | 0.75% to 1.90% | -9.29% to -8.96% |
| 2002 | 3,869 | $4.44 to $20.94 | 35,741 | - | 0.45% to 1.90% | -31.49% to -30.48% |
| 2001 | 4,710 | $6.49 to $30.11 | 62,832 | 19.25 | 0.45% to 2.25% | -26.19% to -25.29% |
| 2000 | 4,048 | $8.79 to $40.30 | 78,233 | (a) | (a) | (a) |
| **ING MFS Global Growth Portfolio - Service Class** | | | | | | |
| 2004* | 1 | $10.81 to $10.94 | 6 | - | 0.75% to 1.25% | 0.18% |
| 2003* | 1 | $9.59 to $9.66 | 10 | - | 0.75% to 1.25% | -11.54% to -11.45% |
| 2002 | - | $8.32 to $8.35 | 1 | (c) | 0.75% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |

140

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING OpCap Balanced Value | | | | | | |
| 2004* | 175 | $10.58 to $13.17 | $ 1,962 | 1.06 % | 0.75% to 1.50% | 3.32% to 3.88% |
| 2003* | 71 | $9.45 to $9.96 | 699 | 3.08 | 0.75% to 1.50% | -8.03% to -7.71% |
| 2002 | 2 | $8.34 to $8.37 | 15 | (c) | 0.80% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING PIMCO Total Return | | | | | | |
| 2004* | 288 | $11.08 to $11.38 | 3,260 | - | 0.75% to 1.50% | 1.91% to 2.52% |
| 2003* | 211 | $10.83 to $11.11 | 2,328 | - | 0.75% to 1.50% | 0.09% to 0.18% |
| 2002 | 119 | $10.70 to $10.75 | 1,275 | (c) | 0.75% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Salomon Brothers Aggressive Growth | | | | | | |
| 2004* | 5,130 | $4.79 to $13.76 | 53,003 | - | 0.75% to 1.90% | -0.21% to 0.58% |
| 2003* | 5,715 | $4.37 to $12.41 | 54,606 | - | 0.75% to 1.90% | -9.36% to -8.92% |
| 2002 | 6,053 | $3.54 to $9.97 | 47,008 | - | 0.45% to 1.90% | -36.54% to -35.60% |
| 2001 | 7,478 | $ 5.58 to $15.53 | 91,535 | 6.31 | 0.45% to 2.25% | -26.64% to -25.74% |
| 2000 | 8,010 | $7.60 to $20.93 | 136,685 | (a) | (a) | (a) |
| ING Salomon Brothers Fundamental Value | | | | | | |
| 2004* | 138 | $10.20 to $12.68 | 1,469 | - | 0.75% to 1.50% | -1.35% to -0.75% |
| 2003* | 40 | $9.15 to $11.31 | 380 | 2.60 | 0.75% to 1.50% | -11.65% to -11.47% |
| 2002 | 1 | $7.69 | 5 | (c) | 0.75% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Salomon Brothers Investors Value | | | | | | |
| 2004* | 35 | $10.18 to $12.21 | 364 | 1.10 | 0.75% to 1.25% | 0.39% to 0.68% |
| 2003* | 14 | $8.70 to $10.72 | 130 | 1.39 | 0.75% to 1.50% | -11.73% to -11.54% |
| 2002 | 2 | $7.82 | 14 | (c) | 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING T. Rowe Price Growth Equity | | | | | | |
| 2004* | 2,923 | $11.39 to $23.25 | $ 69,123 | 0.16 % | 0.75% to 1.50% | -2.00% to -1.43% |
| 2003* | 3,064 | $10.37 to $21.30 | 65,887 | 0.16 | 0.75% to 1.50% | -10.37% to -10.16% |
| 2002 | 3,205 | $8.90 to $18.37 | 58,443 | 0.19 | 0.45% to 1.50% | -24.44% to -23.64% |
| 2001 | 3,768 | $ 11.70 to $24.29 | 89,395 | 15.41 | 0.45% to 2.25% | -11.56% to -10.85% |
| 2000 | 4,250 | $13.14 to $27.44 | 113,230 | (a) | (a) | (a) |
| ING UBS U.S. Allocation Portfolio | | | | | | |
| 2004* | 10 | $9.65 to $10.34 | 108 | - | 0.75% to 1.50% | 1.47% to 1.97% |
| 2003* | - | $9.02 | 1 | - | 1.25% | -10.25% |
| 2002 | - | $8.01 | 428 | (c) | 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING UBS U.S. Large Cap Equity | | | | | | |
| 2004* | 3,717 | $6.24 to $13.71 | 40,668 | 0.79 | 0.75% to 1.90% | 2.13% to 3.01% |
| 2003* | 4,074 | $5.54 to $12.04 | 39,735 | 0.59 | 0.75% to 1.90% | -9.54% to -9.28% |
| 2002 | 4,627 | $4.98 to $10.73 | 40,669 | 0.20 | 0.75% to 1.90% | -26.32% to -25.45% |
| 2001 | 5,830 | $6.77 to $14.39 | 69,394 | 20.49 | 0.45% to 1.90% | -22.40% to -21.48% |
| 2000 | 6,216 | $8.71 to $18.33 | 97,910 | (a) | (a) | (a) |
| ING Van Kampen Comstock | | | | | | |
| 2004* | 158 | $11.20 to $13.15 | 1,808 | - | 0.75% to 1.50% | 5.92% to 6.34% |
| 2003* | 77 | $9.53 to $11.12 | 737 | - | 0.75% to 1.50% | -10.26% to -10.15% |
| 2002 | 38 | $8.31 to $8.34 | 319 | (c) | 0.75% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING VP Strategic Allocation Balanced | | | | | | |
| 2004* | 1,085 | $14.43 to $16.74 | 19,787 | 1.34 | 0.75% to 2.25% | 1.61% to 2.01% |
| 2003* | 902 | $13.18 to $15.22 | 14,799 | 1.51 | 0.75% to 2.25% | -7.25% to -7.07% |
| 2002 | 977 | $12.03 to $13.84 | 14,344 | 2.50 | 0.45% to 1.40% | -10.81% to -9.94% |
| 2001 | 1,082 | $13.47 to $15.41 | 17,390 | 2.50 | 0.45% to 2.25% | -8.30% to -7.65% |
| 2000 | 1,232 | $14.66 to $16.69 | 21,090 | (a) | (a) | (a) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Strategic Allocation Growth | | | | | | |
| 2004* | 773 | $14.36 to $16.97 | $ 14,371 | 1.08 % | 0.75% to 2.25% | 1.08% to 1.68% |
| 2003* | 833 | $12.89 to $15.15 | 13,416 | 0.92 | 0.75% to 2.25% | -9.23% to -9.03% |
| 2002 | 835 | $11.55 to $13.52 | 11,257 | 1.75 | 0.75% to 2.25% | -15.04% to -14.40% |
| 2001 | 898 | $13.56 to $15.80 | 13,876 | 1.59 | 0.45% to 2.25% | -12.87% to -12.21% |
| 2000 | 1,013 | $15.52 to $18.00 | 17,520 | (a) | (a) | (a) |
| ING VP Strategic Allocation Income | | | | | | |
| 2004* | 933 | $14.86 to $16.74 | 18,077 | 1.86 | 0.75% to 1.50% | 1.80% to 2.26% |
| 2003* | 1,064 | $13.85 to $15.52 | 18,916 | 2.34 | 0.75% to 1.40% | -5.19% to -5.01% |
| 2002 | 1,237 | $12.99 to $14.51 | 20,088 | 3.32 | 0.75% to 1.40% | -5.69% to -0.78% |
| 2001 | 1,380 | $10.79 to $15.29 | 23,347 | 4.36 | 0.45% to 2.25% | -3.75% to -3.11% |
| 2000 | 1,518 | $11.13 to $15.77 | 26,191 | (a) | (a) | (a) |
| ING VP Growth and Income | | | | | | |
| 2004* | 18,959 | $6.35 to $197.95 | 403,438 | 0.93 | 0.75% to 2.25% | -2.76% to -1.94% |
| 2003* | 21,402 | $5.81 to $179.88 | 414,270 | - | 0.75% to 2.25% | -11.38% to -11.03% |
| 2002 | 24,165 | $5.28 to $162.71 | 415,966 | 0.84 | 0.45% to 1.90% | -26.42% to 60.86% |
| 2001 | 29,079 | $7.17 to $219.66 | 663,646 | 0.60 | 0.45% to 2.25% | -19.96% to -18.98% |
| 2000 | 32,914 | $8.96 to $272.61 | 928,210 | (a) | (a) | (a) |
| ING GET U.S. Core Portfolio - Series 1 | | | | | | |
| 2004* | 2,295 | $10.12 to $10.25 | 23,378 | 0.67 | 1.45% to 2.40% | -0.98% to -0.29% |
| 2003* | 2,620 | $9.99 to $10.02 | 26,205 | (d) | 1.45% to 2.40% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET U.S. Core Portfolio - Series 2 | | | | | | |
| 2004* | 2,188 | $9.96 to $10.06 | 21,919 | 0.10 | 1.45% to 2.40% | -0.60% to 0.10% |
| 2003* | 129 | $9.99 to $10.00 | 1,292 | (d) | 1.45% to 2.25% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET U.S. Core Portfolio - Series 3 | | | | % | | |
| 2004* | 5,814 | $9.70 to $9.78 | $ 56,651 | - | 1.45% to 2.40% | -2.90% to -2.20% |
| 2003* | - | - | - | (d) | - | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET U.S. Core Portfolio - Series 4 | | | | | | |
| 2004* | 823 | $10.06 to $10.11 | 8,299 | (e) | 1.45% to 2.40% | (e) |
| 2003* | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING GET U.S. Core Portfolio - Series 5 | | | | | | |
| 2004* | 505 | $9.94 to $10.00 | 5,031 | (e) | 1.45% to 2.40% | (e) |
| 2003* | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING GET U.S. Core Portfolio - Series 6 | | | | | | |
| 2004* | 9,977 | $10.00 | 99,774 | (e) | 0.95% to 1.45% | (e) |
| 2003* | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP Global Science and Technology | | | | | | |
| 2004* | 2,940 | $3.13 to $10.48 | 9,355 | - | 0.75% to 1.90% | -15.08% to -14.10% |
| 2003* | 2,969 | $3.24 to $3.39 | 9,768 | - | 0.75% to 1.90% | -11.80% to -11.38% |
| 2002 | 2,536 | $2.55 to $2.67 | 6,564 | - | 0.75% to 1.90% | -42.40% to -41.72% |
| 2001 | 2,631 | $4.42 to $4.62 | 11,745 | - | 0.45% to 1.90% | -24.42 to –23.54% |
| 2000 | 1,680 | $5.82 to $6.09 | 9,833 | (a) | (a) | (a) |

144

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Growth** | | | | | | |
| 2004* | 2,495 | $4.87 to $13.41 | $ 26,926 | 0.13 % | 0.75% to 1.90% | -4.70% to -4.01% |
| 2003* | 2,950 | $4.65 to $12.68 | 30,082 | - | 0.75% to 1.90% | -9.31% to -8.95% |
| 2002 | 3,203 | $4.00 to $10.80 | 28,286 | - | 0.75% to 1.90% | -30.30% to -29.47% |
| 2001 | 4,148 | $5.73 to $15.31 | 52,088 | 12.13 | 0.45% to 2.25% | -28.45% to -27.61% |
| 2000 | 4,705 | $8.02 to $21.15 | 85,002 | (a) | (a) | (a) |
| **ING VP Index Plus LargeCap** | | | | | | |
| 2004* | 11,415 | $7.24 to $17.73 | 175,959 | 1.02 | 0.75% to 2.25% | -0.28 to 0.68% |
| 2003* | 12,086 | $6.51 to $15.75 | 165,425 | 1.09 | 0.75% to 2.25% | -10.57% to -10.29% |
| 2002 | 13,185 | $5.86 to $14.07 | 154,417 | 0.24 | 0.45% to 2.25% | -23.02% to -21.88 |
| 2001 | 15,160 | $7.62 to $18.06 | 224,762 | 4.07 | 0.45% to 2.25% | -15.27% to -5.62% |
| 2000 | 14,826 | $8.99 to $21.06 | 261,795 | (a) | (a) | (a) |
| **ING VP Index Plus MidCap** | | | | | | |
| 2004* | 915 | $13.09 to $18.13 | 15,843 | 0.43 | 0.75% to 1.50% | 3.17% to 3.75% |
| 2003* | 821 | $11.22 to $15.53 | 12,176 | 0.49 | 0.75% to 1.50% | -11.21% to -11.06% |
| 2002 | 925 | $12.33 to $13.31 | 11,779 | 0.50 | 0.45% to 1.50% | -13.40% to -12.49% |
| 2001 | 631 | $14.24 to $15.26 | 9,214 | 6.54 | 0.45% to 1.50% | -2.80% to 12.09% |
| 2000 | 452 | $14.50 to $15.59 | 6,733 | (a) | (a) | (a) |
| **ING VP Index Plus SmallCap** | | | | | | |
| 2004* | 563 | $12.83 to $14.48 | 7,540 | 0.15 | 0.75% to 1.50% | 6.74% to 7.34% |
| 2003* | 488 | $10.57 to $11.85 | 5,357 | 0.19 | 0.75% to 1.50% | -12.16% to -12.06% |
| 2002 | 464 | $8.96 to $9.99 | 4,275 | 0.19 | 0.75% to 1.50% | -14.50% to -13.86% |
| 2001 | 225 | $10.48 to $11.60 | 2,411 | 3.71 | 0.45% to 1.50% | 0.87% to 1.64% |
| 2000 | 104 | $10.39 to $11.42 | 1,098 | (a) | (a) | (a) |
| **ING VP International Equity** | | | | | | |
| 2004* | 1,216 | $6.15 to $8.56 | 10,839 | 1.30 | 0.75% to 1.90% | 1.32% to 2.03% |
| 2003* | 871 | $5.27 to $7.26 | 6,107 | 1.11 | 0.75% to 1.90% | -13.47% to -13.11% |
| 2002 | 836 | $4.69 to $6.40 | 5,228 | 0.22 | 0.75% to 1.90% | -28.07% to -27.23% |
| 2001 | 954 | $6.51 to $8.79 | 7,991 | 0.12 | 0.45% to 2.25% | -25.34% to -24.45% |
| 2000 | 863 | $8.73 to $11.64 | 9,708 | (a) | (a) | (a) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Small Company | | | | | | |
| 2004* | 4,711 | $9.49 to $20.35 | $ 77,908 | 0.29 % | 0.75% to 1.90% | -0.73% to 0.25% |
| 2003* | 4,488 | $8.65 to $18.33 | 67,764 | 0.27 | 0.75% to 1.90% | -9.71% to -9.48% |
| 2002 | 4,213 | $7.09 to $14.88 | 52,158 | 0.52 | 0.45% to 1.90% | -24.69% to -23.57% |
| 2001 | 3,814 | $9.41 to $19.53 | 62,576 | 3.89 | 0.45% to 2.25% | 0.50% to 3.22% |
| 2000 | 2,815 | $9.22 to $18.92 | 47,270 | (a) | (a) | (a) |
| ING VP Value Opportunity | | | | | | |
| 2004* | 947 | $11.39 to $17.42 | 15,815 | 0.83 | 0.75% to 1.50% | 1.23% to 1.82% |
| 2003* | 1,176 | $10.00 to $15.25 | 17,270 | 0.79 | 0.75% to 1.50% | -10.87% to -10.69% |
| 2002 | 1,272 | $9.36 to $13.84 | 17,001 | 0.44 | 0.45% to 1.50% | -27.07% to -26.30% |
| 2001 | 1,441 | $12.75 to $18.83 | 26,362 | 5.21 | 0.45% to 1.50% | -10.97% to 0.58% |
| 2000 | 963 | $14.22 to $20.99 | 19,710 | (a) | (a) | (a) |
| ING VP International Value | | | | | | |
| 2004* | 207 | $10.44 to $11.72 | 2,211 | 1.11 | 0.75% to 1.50% | 2.65% to 3.28% |
| 2003* | 112 | $9.06 to $10.12 | 1,043 | 1.52 | 0.75% to 1.50% | -11.11% to -10.91% |
| 2002 | 49 | $7.95 to $8.83 | 404 | (c) | 0.75% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING VP MagnaCap - Class I | | | | | | |
| 2004* | 13 | $8.88 to $8.98 | 114 | 1.28 | 0.75% to 1.25% | 0.57% to 0.79% |
| 2003* | 4 | $7.78 to $7.84 | 32 | - | 0.75% to 1.25% | -12.01% to -11.89% |
| 2002 | 4 | $6.85 | 27 | (c) | 0.75% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING VP MagnaCap - Class S | | | | | | |
| 2004* | 150 | $8.97 to $9.27 | 1,377 | 0.87 | 0.95% to 1.90% | -0.11% to 0.54% |
| 2003* | 82 | $7.93 to $8.12 | 659 | 0.52 | 0.95% to 1.90% | -11.93% to -11.69% |
| 2002 | 69 | $7.01 to $7.12 | 490 | 0.95 | 0.95% to 1.90% | -25.77% to -23.73% |
| 2001 | 46 | $9.28 to $9.34 | 431 | (b) | 0.95% to 1.90% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |

146

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP MidCap Opportunities - Class I | | | | | | |
| 2004* | 58 | $9.07 to $12.20 | $ 540 | - % | 0.75% to 1.25% | -2.79% to -2.54% |
| 2003* | 144 | $8.39 to $8.48 | 1,216 | - | 0.75% to 1.25% | -10.26% to -10.08% |
| 2002 | 11 | $6.89 to $6.97 | 76 | (c) | 0.75% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING VP MidCap Opportunities - Class S | | | | | | |
| 2004* | 1,138 | $7.91 to $8.17 | 9,185 | - | 0.95% to 1.90% | -3.54% to -2.85% |
| 2003* | 643 | $7.37 to $7.55 | 4,811 | - | 0.95% to 1.90% | -10.23% to -10.09% |
| 2002 | 418 | $6.11 to $6.21 | 2,583 | - | 0.95% to 1.90% | -27.40% to -26.70% |
| 2001 | 102 | $8.42 to $8.48 | 865 | (b) | 0.95% to 1.90% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING VP Real Estate | | | | | | |
| 2004* | 34 | $11.81 to $11.83 | 397 | (e) | 0.75% to 1.25% | (e) |
| 2003* | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP SmallCap Opportunities - Class I | | | | | | |
| 2004* | 24 | $6.42 to $11.04 | 156 | - | 0.75% to 1.25% | -5.87% to -5.51% |
| 2003* | 201 | $6.14 to $6.21 | 1,250 | - | 0.75% to 1.25% | -10.00% to -9.97% |
| 2002 | 12 | $4.98 to $5.02 | 58 | (c) | 0.75% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING VP SmallCap Opportunities - Class S | | | | | | |
| 2004* | 730 | $5.91 to $6.11 | 4,410 | - | 0.95% to 1.90% | -6.49% to -5.86% |
| 2003* | 524 | $5.70 to $5.84 | 3,034 | - | 0.95% to 1.90% | -10.02% to -9.76% |
| 2002 | 376 | $4.66 to $4.73 | 1,772 | - | 0.95% to 1.90% | -44.82% to -44.28% |
| 2001 | 151 | $8.44 to $8.50 | 1,280 | (b) | 0.95% to 1.90% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |

147

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Janus Aspen Balanced** | | | | | | |
| 2004* | 9,719 | $9.40 to $26.21 | $ 157,654 | 0.77 % | 0.75% to 1.90% | 0.64% to 1.51% |
| 2003* | 12,369 | $8.79 to $24.37 | 189,581 | 1.25 | 0.75% to 1.90% | -6.24% to -5.89% |
| 2002 | 13,695 | $8.35 to $23.08 | 197,825 | 2.41 | 0.45% to 1.90% | -8.22% to 109.99% |
| 2001 | 15,239 | $9.10 to $25.02 | 240,241 | 2.63 | 0.45% to 1.90% | -6.53% to -5.42% |
| 2000 | 13,985 | $9.73 to $26.63 | 244,144 | (a) | (a) | (a) |
| **Janus Aspen Flexible Income** | | | | | | |
| 2004* | 853 | $11.38 to $21.22 | 16,819 | 2.42 | 0.75% to 1.50% | 1.84% to 2.41% |
| 2003* | 1,314 | $11.10 to $20.64 | 25,441 | 2.44 | 0.75% to 1.50% | -0.39% to -0.20% |
| 2002 | 1,538 | $12.85 to $19.62 | 28,392 | 4.45 | 0.45% to 1.50% | 8.83% to 9.98% |
| 2001 | 1,415 | $11.72 to $17.89 | 23,940 | 5.95 | 0.45% to 1.50% | -0.78% to 6.93% |
| 2000 | 1,182 | $10.97 to $16.73 | 18,730 | (a) | (a) | (a) |
| **Janus Aspen Growth** | | | | | | |
| 2004* | 7,180 | $5.34 to $19.26 | 83,081 | 0.02 | 0.75% to 1.90% | -6.48% to -5.58% |
| 2003* | 8,976 | $5.07 to $18.19 | 99,410 | - | 0.75% to 1.90% | -11.39% to -11.21% |
| 2002 | 10,142 | $4.42 to $15.78 | 98,503 | - | 0.45% to 1.90% | -27.91% to -26.84% |
| 2001 | 13,150 | $6.13 to $21.78 | 176,779 | 0.26 | 0.45% to 2.25% | -26.17% to -25.27% |
| 2000 | 14,324 | $8.30 to $29.34 | 267,653 | (a) | (a) | (a) |
| **Janus Aspen Mid Cap Growth** | | | | | | |
| 2004* | 6,954 | $4.00 to $18.85 | 81,341 | - | 0.75% to 1.90% | 3.09% to 4.20% |
| 2003* | 7,951 | $3.51 to $16.32 | 82,859 | - | 0.75% to 1.90% | -9.84% to -9.41% |
| 2002 | 8,940 | $2.92 to $15.64 | 77,233 | - | 0.45% to 1.90% | -29.31% to -28.26% |
| 2001 | 11,480 | $4.14 to $21.80 | 141,806 | - | 0.45% to 1.90% | -40.61% to -39.88% |
| 2000 | 12,172 | $6.97 to $36.27 | 274,462 | (a) | (a) | (a) |
| **Janus Aspen Worldwide Growth** | | | | | | |
| 2004* | 11,580 | $5.41 to $20.87 | 149,178 | 0.48 | 0.75% to 1.90% | -6.56% to -5.76% |
| 2003* | 14,844 | $5.15 to $19.78 | 185,128 | 0.82 | 0.75% to 1.90% | -11.30% to -11.05% |
| 2002 | 17,171 | $4.76 to $18.46 | 198,280 | 0.84 | 0.45% to 1.90% | -26.92% to -25.84% |
| 2001 | 20,979 | $6.51 to $24.89 | 331,396 | 0.44 | 0.45% to 2.25% | -23.92% to -22.98% |
| 2000 | 21,842 | $8.56 to $32.41 | 483,863 | (a) | (a) | (a) |

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT B
### Notes to Financial Statements (Unaudited)

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Lord Abbett Growth and Income** | | | | | | |
| 2004* | 526 | $10.14 to $12.37 | $ 5,454 | - % | 0.75% to 1.50% | 0.40% to 0.97% |
| 2003* | 106 | $9.10 to $10.87 | 982 | - | 0.75% to 1.50% | -10.90% to -10.70% |
| 2002 | 54 | $7.85 to $7.91 | 422 | (c) | 0.75% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Lord Abbett Mid-Cap Value** | | | | | | |
| 2004* | 235 | $11.06 to $13.29 | 2,656 | - | 0.75% to 1.50% | 8.54% to 9.15% |
| 2003* | 178 | $8.92 to $10.82 | 1,610 | - | 0.75% to 1.50% | -11.86% to -11.68% |
| 2002 | 55 | $8.38 to $9.87 | 474 | (c) | 0.75% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **MFS® Strategic Income** | | | | | | |
| 2004* | 179 | $13.38 to $13.55 | 2,397 | 5.16 | 1.25% to 1.40% | 3.16% to 3.20% |
| 2003* | 204 | $12.68 to $12.82 | 2,587 | 5.84 | 1.25% to 1.40% | -2.36% to -2.24% |
| 2002 | 228 | $11.92 to $12.04 | 2,720 | 2.91 | 1.25% to 1.40% | 6.89% to 7.05% |
| 2001 | 156 | $11.15 to $11.25 | 1,742 | 3.89 | 0.85% to 1.40% | 3.28% to 3.44% |
| 2000 | 142 | $10.80 to $10.87 | 1,537 | (a) | (a) | (a) |
| **MFS® Total Return** | | | | | | |
| 2004* | 8,769 | $11.50 to $18.54 | 124,783 | 1.64 | 0.95% to 1.90% | 2.50% to 3.28% |
| 2003* | 7,547 | $10.53 to $16.85 | 99,759 | 1.73 | 0.95% to 1.90% | -6.40% to -6.15% |
| 2002 | 7,407 | $9.83 to $15.67 | 91,725 | 1.74 | 0.95% to 1.90% | -6.97% to -6.07% |
| 2001 | 7,002 | $10.57 to $16.73 | 93,910 | 5.19 | 0.50% to 1.90% | -1.67% to -0.70% |
| 2000 | 4,368 | $10.75 to $16.90 | 63,398 | (a) | (a) | (a) |
| **Oppenheimer Aggressive Growth** | | | | | | |
| 2004* | 3,141 | $4.21 to $13.64 | 29,131 | - | 0.80% to 1.90% | 4.99% to 5.73% |
| 2003* | 3,226 | $3.85 to $12.39 | 26,739 | - | 0.95% to 1.90% | -4.30% to -3.93% |
| 2002 | 3,447 | $3.26 to $10.43 | 23,930 | 0.67 | 0.95% to 1.90% | -29.17% to -28.48% |
| 2001 | 4,063 | $4.60 to $14.62 | 40,449 | 15.39 | 0.50% to 2.25% | -32.58% to -31.92% |
| 2000 | 3,454 | $6.82 to $21.54 | 57,052 | (a) | (a) | (a) |

149

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Oppenheimer Global Securities** | | | | | | |
| 2004* | 2,071 | $12.95 to $20.25 | $ 37,650 | 1.27 % | 0.75% to 1.50% | 1.32% to 1.90% |
| 2003* | 1,257 | $10.92 to $17.12 | 19,665 | 0.70 | 0.75% to 1.50% | -14.30% to -14.13% |
| 2002 | 1,174 | $10.74 to $14.12 | 15,177 | 0.57 | 0.75% to 1.50% | -23.30% to -22.72% |
| 2001 | 977 | $14.01 to $18.36 | 16,403 | 12.79 | 0.75% to 1.50% | -13.36% to -12.70% |
| 2000 | 881 | $16.17 to $21.14 | 17,260 | (a) | (a) | (a) |
| **Oppenheimer Main Street®** | | | | | | |
| 2004* | 5,819 | $7.64 to $12.71 | 64,314 | 0.87 | 0.80% to 2.25% | -0.78% to -0.11% |
| 2003* | 5,664 | $6.93 to $11.46 | 56,806 | 0.93 | 0.95% to 2.25% | -10.19% to -9.95% |
| 2002 | 5,617 | $6.20 to $10.19 | 48,801 | 0.77 | 0.95% to 2.25% | -20.34% to -19.57% |
| 2001 | 6,141 | $7.78 to $12.71 | 65,709 | 0.53 | 0.50% to 2.25% | -11.87% to -11.02% |
| 2000 | 5,613 | $8.83 to $14.33 | 67,652 | (a) | (a) | (a) |
| **Oppenheimer Strategic Bond** | | | | | | |
| 2004* | 3,440 | $12.59 to $14.82 | 49,211 | 5.08 | 0.75% to 2.25% | 2.25% to 3.13% |
| 2003* | 2,920 | $11.75 to $13.88 | 39,204 | 6.41 | 0.75% to 2.25% | -3.95% to -3.69% |
| 2002 | 2,737 | $10.76 to $12.38 | 32,735 | 7.25 | 0.75% to 2.25% | 5.40% to 6.64% |
| 2001 | 2,585 | $10.21 to $11.67 | 28,892 | 6.16 | 0.50% to 2.25% | 2.84% to 4.06% |
| 2000 | 2,144 | $9.93 to $11.27 | 23,335 | (a) | (a) | (a) |
| **PIMCO VIT Real Return** | | | | | | |
| 2004* | 11 | $10.56 | 113 | (e) | 0.75% | (e) |
| 2003* | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Pioneer Equity Income VCT** | | | | | | |
| 2004* | 71 | $10.18 to $12.28 | 743 | 1.81 | 0.75% to 1.50% | 5.93% to 6.54% |
| 2003* | 25 | $8.68 to $10.35 | 220 | 2.14 | 0.75% to 1.25% | -10.43% to -10.24% |
| 2002 | 19 | $7.99 to $8.05 | 153 | (c) | 0.75% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Pioneer Fund VCT | | | | | | |
| 2004* | 1 | $9.29 to $9.44 | $ 10 | - % | 0.75% to 1.25% | 0.87% to 1.29% |
| 2003* | 0 | $8.22 | 0 | - | 1.25% | -10.75% |
| 2002 | - | $7.59 | 1 | (c) | 0.75% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| Pioneer Mid Cap Value VCT | | | | | | |
| 2004* | 160 | $12.81 to $14.37 | 2,097 | 0.42 | 0.75% to 1.50% | 8.65% to 9.33% |
| 2003* | 30 | $10.29 to $10.46 | 308 | 0.59 | 0.75% to 1.50% | -12.83% to -12.72% |
| 2002 | 3 | $8.73 to $8.80 | 30 | (c) | 0.75% to 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| Prudential Jennison | | | | | | |
| 2004* | 145 | $7.38 to $7.63 | 1,096 | - | 0.95% to 1.90% | -2.77% to -2.05% |
| 2003* | 107 | $6.88 to $7.05 | 751 | - | 0.95% to 1.90% | -9.50% to -9.32% |
| 2002 | 71 | $5.97 to $6.07 | 427 | - | 0.95% to 1.90% | -32.48% to -31.82% |
| 2001 | 81 | $8.84 to $8.90 | 724 | - | 0.95% to 1.90% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| Prudential SP William Blair International Growth | | | | | | |
| 2004* | 590 | $7.78 to $8.04 | 4,692 | - | 0.95% to 1.90% | 0.52% to 1.26% |
| 2003* | 152 | $6.83 to $6.99 | 1,050 | - | 0.95% to 1.90% | -11.96% to -11.76% |
| 2002 | 37 | $5.67 to $5.76 | 214 | - | 0.95% to 1.90% | -24.30% to -21.53% |
| 2001 | 8 | $ 7.49 to $7.52 | 59 | - | 0.95% to 1.90% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| UBS U.S. Allocation | | | | | | |
| 2004* | 1,232 | $7.81 to $8.76 | 10,493 | 0.71 | 0.95% to 1.90% | 0.90% to 1.74% |
| 2003* | 1,415 | $6.95 to $7.72 | 10,669 | 0.84 | 0.95% to 1.90% | -10.37% to -10.15% |
| 2002 | 1,454 | $6.19 to $6.83 | 9,725 | 0.55 | 0.95% to 1.90% | -24.42% to -23.69% |
| 2001 | 1,635 | $8.20 to $8.94 | 14,334 | 7.95 | 0.50% to 1.90% | -14.22% to -13.38% |
| 2000 | 1,218 | $9.56 to $10.33 | 12,509 | (a) | (a) | (a) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT B**
**Notes to Financial Statements (Unaudited)**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Wanger U.S. Smaller Companies | | | | | | |
| 2004* | 7 | $10.16 | $ 75 | (e) % | 0.75% | (e) |
| 2003* | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

\* Data for 2004 and 2003 is presented as of September 30. The Investment Income Ratio and Total Return are calculated for the preceeding nine month period.

(a) Not provided for 2000.

(b) As investment Division was not available until 2001, this data is not meaningful and is therefore not presented.

(c) As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.

(d) As investment Division was not available until 2003*, this data is not meaningful and is therefore not presented.

(e) As investment Division was not available until 2004*

**A** The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

**B** The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**C** Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

152

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
### For the period ended September 30, 2004

**INDEX**

PAGE

**FINANCIAL STATEMENTS  (Unaudited)**

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Condensed Consolidated Statements of Income
(Unaudited)
(Millions)

|  | Three months ended September 30, | | Nine months ended September 30, | |
| --- | --- | --- | --- | --- |
|  | **2004** | **2003** | **2004** | **2003** |
| Revenue: | | | | |
| Premiums | $ 9.7 | $ 9.1 | $ 31.6 | $ 42.3 |
| Fee income | 114.1 | 105.4 | 349.1 | 294.5 |
| Net investment income | 251.4 | 237.1 | 730.3 | 718.1 |
| Net realized capital gains (losses) | 3.8 | (0.2) | 19.7 | 33.2 |
| Total revenue | 379.0 | 351.4 | 1,130.7 | 1,088.1 |
| Benefits, losses and expenses: | | | | |
| Benefits: | | | | |
| Interest credited and other benefits to policyholders | 189.6 | 193.6 | 561.2 | 561.3 |
| Underwriting, acquisition, and insurance expenses: | | | | |
| General expenses | 101.7 | 100.9 | 308.7 | 308.5 |
| Commissions | 30.9 | 30.4 | 94.1 | 88.7 |
| Policy acquisition costs deferred | (39.1) | (39.4) | (122.5) | (119.0) |
| Amortization of deferred policy acquisition costs and value of business acquired | 34.6 | 40.4 | 108.8 | 96.4 |
| Total benefits, losses and expenses | 317.7 | 325.9 | 950.3 | 935.9 |
| Income before income taxes | 61.3 | 25.5 | 180.4 | 152.2 |
| Income tax (benefit) expense | (14.3) | 0.6 | 23.1 | 41.1 |
| Net income | $ 75.6 | $ 24.9 | $ 157.3 | $ 111.1 |

*The accompanying notes are an integral part of these financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Condensed Consolidated Balance Sheets
(Millions, except share data)

| | September 30 2004 | | December 31, 2003 | |
|---|---|---|---|---|
| | **(Unaudited)** | | | |
| **Assets** | | | | |
| Investments: | | | | |
| Fixed maturities, available for sale, at fair value (amortized cost of $15,886.4 at 2004 and $15,455.0 at 2003) | $ | 16,412.2 | $ | 16,049.7 |
| Equity securities, available for sale, at fair value: | | | | |
| Nonredeemable preferred stock (cost of $59.3 at 2004 and $34.1 at 2003) | | 59.7 | | 34.4 |
| Investment in affiliated mutual funds (cost of $89.7 at 2004 and $112.3 at 2003) | | 99.5 | | 127.4 |
| Common stock (cost of $0.1 at 2004 and 2003) | | 0.1 | | 0.1 |
| Mortgage loans on real estate | | 1,059.3 | | 754.5 |
| Policy loans | | 264.4 | | 270.3 |
| Short-term investments | | 268.1 | | 1.0 |
| Other investments | | 58.4 | | 52.6 |
| Securities pledged (amortized cost of $1,735.8 at 2004 and $1,624.4 at 2003) | | 1,753.8 | | 1,644.8 |
| Total investments | | 19,975.5 | | 18,934.8 |
| | | | | |
| Cash and cash equivalents | | 169.3 | | 57.8 |
| Short-term investments under securities loan agreement | | 744.6 | | 123.9 |
| Accrued investment income | | 187.8 | | 169.6 |
| Reinsurance recoverable | | 3,009.8 | | 2,953.2 |
| Receivables for securities sold | | 144.8 | | - |
| Deferred policy acquisition costs | | 380.0 | | 307.9 |
| Sales inducements to contractholders | | 19.0 | | - |
| Value of business acquired | | 1,364.5 | | 1,415.4 |
| Property, plant and equipment (net of accumulated depreciation of $82.4 at 2004 and $79.8 at 2003) | | 27.4 | | 31.7 |
| Due from affiliates | | 9.9 | | 41.5 |
| Other assets | | 3.8 | | 174.5 |
| Assets held in separate accounts | | 30,739.4 | | 33,014.7 |
| Total assets | $ | 56,775.8 | $ | 57,225.0 |

*The accompanying notes are an integral part of these financial statements.*

3

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Condensed Consolidated Balance Sheets
(Millions, except share data)

| | September 30, 2004 | December 31, 2003 |
|---|---|---|
| | **(Unaudited)** | |
| **Liabilities and Shareholder's Equity** | | |
| Policy liabilities and accruals: | | |
| Future policy benefits and claims reserves | $ 3,229.1 | $ 3,379.9 |
| Unpaid claims and claim expenses | 30.6 | 25.4 |
| Other policyholders' funds | 17,647.6 | 15,871.3 |
| Total policy liabilities and accruals | 20,907.3 | 19,276.6 |
| Due to affiliates | 42.1 | 92.4 |
| Payables under securities loan agreement | 744.6 | 123.9 |
| Borrowed money | 1,029.1 | 1,519.3 |
| Current income taxes | 39.8 | 85.6 |
| Deferred income taxes | 193.9 | 184.7 |
| Payables for securities purchased | 133.5 | 5.4 |
| Other liabilities | 184.6 | 276.5 |
| Liabilities related to separate accounts | 30,739.4 | 33,014.7 |
| Total liabilities | 54,014.3 | 54,579.1 |
| Shareholder's equity | | |
| Common stock (100,000 shares authorized, 55,000 shares issued and outstanding, $50.00 per share par value) | 2.8 | 2.8 |
| Additional paid-in capital | 4,646.5 | 4,646.5 |
| Accumulated other comprehensive income | 67.2 | 106.8 |
| Retained deficit | (1,955.0) | (2,110.2) |
| Total shareholder's equity | 2,761.5 | 2,645.9 |
| Total liabilities and shareholder's equity | $ 56,775.8 | $ 57,225.0 |

*The accompanying notes are an integral part of these financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Condensed Consolidated Statements of Changes in Shareholder's Equity
(Unaudited)
(Millions)

|  | Nine months ended September 30, | |
|  | 2004 | 2003 |
|---|---|---|
| Shareholder's equity, beginning of period | $ 2,645.9 | $ 2,262.8 |
| Comprehensive income: | | |
| Net income | 157.3 | 111.1 |
| Other comprehensive (loss) income net of tax: Unrealized (loss) gain | | |
| on securities ($(60.9) and $16.8, pretax year to date) | (39.6) | 10.9 |
| Other | (2.1) | - |
| Total comprehensive income | 115.6 | 122.0 |
| Capital contributions | - | 200.0 |
| Shareholder's equity, end of period | $ 2,761.5 | $ 2,584.8 |

*The accompanying notes are an integral part of these financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Millions)

|  | Nine months ended September 30, | |
|  | 2004 | 2003 |
|---|---|---|
| Net cash provided by operating activities | $ 430.5 | $ 1,363.2 |
| Cash flows from investing activities | | |
| Proceeds from the sale, maturity or repayment of: | | |
| Fixed maturities, available for sale | 21,641.5 | 21,924.3 |
| Equity securities, available for sale | 43.1 | 92.3 |
| Short-term and other investments | 418.4 | 0.3 |
| Mortgages | 12.4 | 12.7 |
| Acquisition of investments: | | |
| Fixed maturities, available for sale | (21,306.0) | (23,516.4) |
| Equity securities, available for sale | (41.6) | (23.3) |
| Short-term and other investments | (685.7) | - |
| Mortgages | (317.2) | (191.6) |
| Sale of property and equipment | 13.4 | (2.8) |
| Other, net | (13.6) | 13.4 |
| Net cash provided by (used for) investing activities | (235.3) | (1,691.1) |
| Cash flows from financing activities | | |
| Deposits for investment contracts and interest credited | 1,033.4 | 444.2 |
| Maturities and withdrawals from investment contracts | (1,309.1) | (247.1) |
| Capital contribution | - | 200.0 |
| Transfers from (to) separate accounts | 192.0 | (37.0) |
| Net cash (used for) provided by financing activities | (83.7) | 360.1 |
| Net increase in cash and cash equivalents | 111.5 | 32.2 |
| Cash and cash equivalents, beginning of period | 57.8 | 65.4 |
| Cash and cash equivalents, end of period | $ 169.3 | $ 97.6 |

*The accompanying notes are an integral part of these financial statements.*

6

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

1.      **Basis of Presentation**

ING Life Insurance and Annuity Company ("ILIAC"), and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. These condensed consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Insurance Company of America ("IICA"), ING Financial Advisers, LLC, and, through February 28, 2002, Aetna Investment Adviser Holding Company, Inc. ("IA Holdco"). ILIAC was a wholly-owned subsidiary of ING Retirement Holdings, Inc. ("HOLDCO"), which was a wholly-owned subsidiary of ING Retirement Services, Inc. ("IRSI"). IRSI was a wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), which in turn was ultimately owned by ING Groep N.V. ("ING"), a financial services company based in The Netherlands. However, on March 30, 2003, a series of mergers occurred in the following order: IRSI merged into Lion, HOLDCO merged into Lion and IA Holdco merged into Lion. As a result, ILIAC is now a direct wholly-owned subsidiary of Lion.

On February 28, 2002, ILIAC contributed 100% of the stock of IA Holdco and its subsidiaries to HOLDCO, (former ILIAC parent company), resulting in a distribution totaling $60.1 million. As a result of this transaction, the Investment Management Services segment is no longer reflected as an operating segment of the Company.

The condensed consolidated financial statements and notes as of September 30, 2004 and December 31, 2003 and for the three and nine-months ended September 30, 2004 and 2003 ("interim periods") have been prepared in accordance with U.S. generally accepted accounting principles and are unaudited. The condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals), which are, in the opinion of management, necessary for the fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods. These condensed consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and related notes as presented in the Company's 2003 Annual Report on Form 10-K. The results of operations for the interim periods may not be considered indicative of results to be expected for the full year. Certain reclassifications have been made to 2003 financial information to conform to the 2004 presentation.

The Company conducts its business through one reporting segment, U.S. Financial Services ("USFS"), and revenue reported by the Company is predominantly derived from external customers.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

**2.     Recently Adopted Accounting Standards**

*Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts*

The Company adopted Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts," on January 1, 2004. SOP 03-1 establishes several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts including, among other things, a requirement that assets and liabilities of separate account arrangements that do not meet certain criteria be accounted for as general account assets and liabilities, and that revenues and expenses related to such arrangements be consolidated with the respective revenue and expense lines in the Condensed Consolidated Statement of Operations. In addition, the SOP requires additional liabilities be established for certain guaranteed death and other benefits and for Universal Life products with certain patterns of cost of insurance charges, and that sales inducements provided to contractholders be recognized on the balance sheet separately from deferred acquisition costs and amortized as a component of benefits expense using methodology and assumptions consistent with those used for amortization of deferred policy acquisition costs.

The Company evaluated all requirements of SOP 03-1 and determined that it is affected by the SOP's requirements to account for certain separate account arrangements as general account arrangements and to defer, amortize, and recognize separately, sales inducements to contractholders. Requirements to establish additional liabilities for minimum guarantee benefits are also applicable to the Company, however, the Company's policies on contract liabilities have historically been, and continue to be, in conformity with the requirements newly established. Requirements for recognition of additional liabilities for products with certain patterns of cost of insurance charges are not applicable to the Company.

The adoption of SOP 03-1 did not have a significant effect on the Company's results of operations, and had no impact on the Company's net income.

The implementation of SOP 03-1 raised questions regarding the interpretation of the requirements of Financial Accounting Standard ("FAS") No. 97, concerning when it is appropriate to record an unearned revenue liability related to the insurance benefit function. To clarify its position, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 97-1 ("FSP FAS 97-1"), "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, 'Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments,' Permit or Require Accrual of an Unearned Revenue Liability," effective for fiscal periods beginning subsequent to the date the guidance was issued, June 18, 2004. The Company adopted FSP FAS 97-1 on July 1, 2004 and has evaluated the impact of the guidance on whether the Company is required to establish an additional unearned revenue reserve on its existing and new business. The

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

adoption of FSP FAS 97-1 did not have an impact on the Company's financial position, results of operations or cash flows.

*The Meaning of Other Than Temporary Impairment and its Application to Certain Investments*

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments," requiring that a three-step impairment model be applied to securities within its scope. The three-step model is to be applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.
Step 2: Evaluate whether an impairment is other than temporary.
Step 3: If the impairment is other than temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

On September 30, 2004, the FASB issued FASB Staff Position No. EITF Issue 03-1-1 ("FSP EITF 03-1-1"), "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments,'" which delayed EITF 03-1's original effective date of July 1, 2004 for the paragraphs of the guidance surrounding steps two and three of the impairment model introduced. The delay is in effect until a final consensus can be reached on such guidance. Despite the delay of the implementation of steps two and three, other than temporary impairments are still to be recognized as required by existing guidance.

Earlier consensus reached by the EITF on this issue required that certain quantitative and qualitative disclosures be made for unrealized losses on debt and equity securities that have not been recognized as other than temporary impairments. These disclosures were adopted by the Company, effective December 31, 2003, and included in the Investments footnote of the Notes to Consolidated Financial Statements included in the Company's December 31, 2003 Form 10-K. In addition to the disclosure requirements adopted by the Company effective December 31, 2003, the final consensus of EITF 03-1 reached in March 2004 included additional disclosure requirements that are effective for annual financial statements for fiscal years ending after June 15, 2004.

3.     **New Accounting Pronouncements**

In September 2004, the AICPA issued Technical Practice Aid 6300.05-6300.08 "Q&As Related to the Implementation of SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "TPA"). The TPA provides additional guidance regarding certain implicit assessments that may be used in testing of the base mortality function on contracts, which is performed to determine whether additional liabilities are required in conjunction with SOP 03-1. In addition, the TPA provides additional guidance

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Condensed Consolidated Financial Statements (Unaudited)

surrounding the allowed level of aggregation of additional liabilities determined under the SOP.  The Company is currently evaluating the impact of the TPA and anticipates it will have no impact on the Company's financial position, results of operations or cash flows.

**4.     Deferred Policy Acquisition Costs and Value of Business Acquired**

Deferred Policy Acquisition Costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized.  These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses.  Value of business acquired ("VOBA") is an asset, which represents the present value of estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING.  DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60") and FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realized Gains and Losses from the Sale of Investments" ("FAS No. 97").

Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense margins, asset-based fee income, and actual realized gains (losses) on investments.  Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Condensed Consolidated Financial Statements (Unaudited)**

VOBA activity for the nine month periods ended September 30, 2004 and 2003 was as follows:

| (Millions) | | 2004 | | 2003 |
|---|---|---|---|---|
| Balance at December 31 | $ | 1,415.4 | $ | 1,438.4 |
| Adjustment for FAS No. 115 | | 5.3 | | 2.8 |
| Additions | | 37.4 | | 42.7 |
| Interest accrued at 5% to 7% | | 69.4 | | 71.8 |
| Amortization | | (163.0) | | (156.6) |
| Balance at September 30 | $ | 1,364.5 | $ | 1,399.1 |

**5.    Investments**

*Impairments*

During the three months ended September 30, 2004, the Company determined that 26 fixed maturities had other than temporary impairments. As a result, for the three months ended September 30, 2004, the Company recognized a pre-tax loss of $5.6 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment.  During the three months ended September 30, 2003, the Company determined that 5 fixed maturities had other than temporary impairments. As a result, for the three months ended September 30, 2003, the Company recognized a pre-tax loss of $8.5 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment.

During the nine months ended September 30, 2004, the Company determined that 50 fixed maturities had other than temporary impairments. As a result, for the nine months ended September 30, 2004, the Company recognized a pre-tax loss of $11.4 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment.  During the nine months ended September 30, 2003, the Company determined that 80 fixed maturities had other than temporary impairments. As a result, for the nine months ended September 30, 2003, the Company recognized a pre-tax loss of $74.7 million to reduce the carrying value of the fixed maturities to their fair value at the time of impairment.

The fair value of the remaining impaired fixed maturities at September 30, 2004 and 2003 is $145.1 million and $156.8 million, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Condensed Consolidated Financial Statements (Unaudited)**

6.    **Separate Accounts**

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractholders who bear the investment risk, subject, in limited cases, to minimum guaranteed rates.  Investment income and investment gains and losses generally accrue directly to such contractholders.  The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate Account assets supporting variable options under universal life and annuity contracts are invested, as designated by the policyholder or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract in shares of mutual funds which are managed by the Company, or in other selected mutual funds not managed by the Company.

Separate Account assets and liabilities are carried at fair value and shown as separate captions in the Condensed Consolidated Balance Sheets.  Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Condensed Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option).  The Condensed Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria in SOP 03-1 for separate presentation in the Condensed Consolidated Balance Sheets (those arrangements supporting the guaranteed interest option), and revenues and expenses related to such arrangements, were reclassified to the general account on January 1, 2004, in accordance with the SOP requirements.

7.    **Additional Insurance Benefits and Minimum Guarantees**

Under SOP 03-1, the Company calculates an additional liability (the "SOP reserve") for certain guaranteed benefits in order to recognize the expected value of death benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Condensed Consolidated Financial Statements (Unaudited)**

The SOP reserve calculated is the minimum guaranteed death benefits ("MGDB") reserve and is determined each period by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The following assumptions and methodology were used to determine the MGDB SOP reserve at September 30, 2004:

| Area | Assumptions/Basis for Assumptions |
|---|---|
| Data used | Based on 101 investment performance scenarios stratified based on 10,000 random generated scenarios |
| Mean investment performance | 8.5% |
| Volatility | 18.0% |
| Mortality | 60.0%, 60.0%, 75.0% of the 90-95 ultimate mortality table for standard, rachet, and rollup, respectively |
| Lapse rates | Vary by contract type and duration; range between 1.0% and 40.0% |
| Discount rates | 6.5%, based on the portfolio earned rate of the general account |

As of September 30, 2004, the separate account liability subject to SOP 03-1 for minimum guaranteed benefits and the additional liability recognized related to minimum guarantees is $4,361.5 million and $0.9 million, respectively. During the nine months ended September 30, 2004, incurred guaranteed benefits and paid guaranteed benefits were $0.3 million and $0.1 million, respectively. The net amount at risk (net of reinsurance) and the weighted average attained age of contractholders is $44.5 million and 67, respectively, as of September 30, 2004.

The aggregate fair value of equity securities (including mutual funds), by major investment asset category, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of September 30, 2004 is $4,361.5 million.

8. **Sales Inducements**

Sales inducements represent benefits paid to contractholders that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. As of January 1, 2004, such amounts are reported separately on the balance sheet in accordance with SOP 03-1. Prior to 2004, sales inducements were recorded as a component of other assets on the Condensed Consolidated Balance Sheets. Sales inducements are amortized as a component of benefit expense using methodology and assumptions consistent with those used for amortization of DAC. During the three months ended September 30, 2004, the Company capitalized $0.8 million and amortized $1.8 million of sales inducements, respectively. During the nine months ended September 30, 2004, the Company capitalized $2.1 million and amortized $5.1 million of sales inducements, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Condensed Consolidated Financial Statements (Unaudited)**

The unamortized balance of capitalized sales inducements as of September 30, 2004 is $19.0 million.

**9.**     **Benefit Plans**

*Non-Qualified Retirement Plans*

As of December 31, 2001, the Company, in conjunction with ING, offers certain eligible employees (excluding, among others, Career Agents) the Supplemental ING Retirement Plan for Aetna Financial Services and Aetna International Employees ("SERP"). Effective January 1, 2002, the Company, in conjunction with ING, offers certain employees (other than Career Agents) supplemental retirement benefits under the ING Americas Supplemental Executive Retirement Plan (the "Americas Supplemental Plan"). The Company, in conjunction with ING, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"), a non-qualified defined benefit pension plan. The Company also sponsors the Producers' Incentive Savings Plan ("PIP"), which is a non-qualified deferred compensation plan for eligible Career Agents and certain other individuals who meet the eligibility criteria specified in the PIP. The Company also sponsors the Producers' Deferred Compensation Plan ("DCP"), which is a non-qualified deferred compensation plan for eligible Career Agents and certain other individuals who meet the eligibility criteria specified in the DCP. Benefit accruals under the SERPs ceased effective as of December 31, 2001.

Net periodic benefit costs for the SERP and the Agents Non-Qualified Plan for the periods ended September 30, 2004 and 2003 were as follows:

| (Millions) | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Interest cost | $          1.4 | $          1.7 | $          4.4 | $          5.2 |
| Net actuarial loss recognized in the year | 0.1 | 0.2 | 0.1 | 0.6 |
| Unrecognized past service cost recognized during the year | 0.1 | 0.1 | 0.2 | 0.2 |
| Net periodic benefit cost | $          1.6 | $          2.0 | $          4.7 | $          6.0 |

Contributions for the SERP and Agents' Non-Qualified Plan are expected to be $9.7 million during 2004.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Condensed Consolidated Financial Statements (Unaudited)**

*Post-Retirement Benefits*

In addition to providing pension benefits, the Company, in conjunction with ING, provides certain health care and life insurance benefits for retired employees and certain agents, including certain Career Agents. Generally, retired employees and eligible Career Agents pay a portion of the cost of these post-retirement benefits, usually based on their years of service with the Company. The amount a retiree or eligible Career Agent pays for such coverage is subject to change in the future.

Net periodic benefit costs for retired employees' and retired agents' post-retirement health care benefits for the periods ended September 30, 2004 and 2003 were as follows:

| (Millions) | Three months ended September 30, | | Nine months ended September 30, | |
| --- | --- | --- | --- | --- |
| | 2004 | 2003 | 2004 | 2003 |
| Service cost | $ 0.3 | $ 0.2 | $ 0.9 | $ 0.6 |
| Interest cost | 0.4 | 0.5 | 1.3 | 1.3 |
| Net actuarial loss recognized in the year | 0.2 | 0.1 | 0.5 | 0.3 |
| Unrecognized past service cost recognized during the year | (0.5) | (0.1) | (0.7) | (0.3) |
| Net periodic benefit cost | $ 0.4 | $ 0.7 | $ 2.0 | $ 1.9 |

Contributions for retired employees' and retired agents' post-retirement health care benefits are expected to be $1.3 million during 2004.

*Changes in Assumptions*

Changes in the weighted-average assumptions used in the measurement of the benefit obligation for the Retirement Plan were as follows:

| | 2004 | 2003 |
| --- | --- | --- |
| Discount rate at beginning of period | 6.25% | 6.75% |

*Change to Post Retirement Health and Welfare Plan*

On August 1, 2004, the Post Retirement Health and Welfare Plan (the "Plan") was amended to change the age and service required to qualify for benefits. The Plan now requires five years of continuous service beginning on or after age 50. Whereas previously service cost was attributed throughout the employee's career with the Company, it will now be attributed beginning at age 50. The change is accounted for as a negative plan amendment and curtailment. A remeasurement was performed as of

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Condensed Consolidated Financial Statements (Unaudited)**

August 1, 2004, using best estimate assumptions as of that date. The impact of the amendment and subsequent remeasurement was as follows:

| | | |
|---|---|---:|
| Accumulated post retirement benefit obligation | $ | 7.2 |
| Unrecognized (gain) loss | | (0.4) |
| Unrecognized past service cost | | (6.9) |
| Net (liability) asset | $ | (0.1) |
| | | |
| Net periodic cost for the quarter | $ | (0.3) |
| Net periodic cost year to date | $ | (0.3) |

*Effect of Recently Enacted Legislation*

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act"). The Act expands Medicare, primarily by including a prescription drug benefit starting in 2006. Employers currently sponsoring such prescription drug programs will have a range of options to potentially reduce program costs. In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*"* (FSP FAS 106-2), which superceded FSP FAS 106-1 and provides guidance on how companies should account for the impact of the Act on postretirement health care plans. To encourage employers to maintain postretirement drug benefits, beginning in 2006, the federal government will provide non-taxable subsidy payments to employers who sponsor retiree drug benefits that are "actuarially equivalent" to the Medicare Part D benefits. The Company has determined that its postretirement medical plan's prescription drug benefits are likely to qualify as actuarially equivalent to Part D benefits. The resulting subsidy, when received by the Company, will be passed through to the retirees in the form of lower contributions on the part of plan participants. The Company is currently in the process of amending the Plan to reflect the reduction of participant contributions, and therefore, the subsidy is not expected to have a significant impact on the Company's financial position or results of operations.

**10.    Income Taxes**

The Company's effective tax rates for the three months ended September 30, 2004 and 2003 were (23.3)% and 2.4%, respectively. Effective tax rates for the nine months ended September 30, 2004 and 2003 were 12.8% and 27.0%, respectively. The decrease in effective rates for both the three and nine months ended September 30, 2004, is primarily due to the tax benefit associated with the settlement of the 1998-2000 IRS audit. The benefit, which relates primarily to the separate account dividends received deduction, reduced the three-month and nine month year over year effective rates by 53.8% and 18.3%, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Condensed Consolidated Financial Statements (Unaudited)

**11.  Commitments and Contingent Liabilities**

*Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield.  The inability of counterparties to honor these commitments may result in either higher or lower replacement cost.  Also, there is likely to be a change in the value of the securities underlying the commitments.  At September 30, 2004 and December 31, 2003, the Company had off-balance sheet commitments to purchase investments equal to the fair value of $225.9 million and $154.3 million, respectively.

*Litigation*

The Company is a party to threatened or pending lawsuits/arbitrations arising from the normal conduct of business.  Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief.  Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals.  While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.